MARKED TO SHOW CHANGES

As filed with the Securities and Exchange Commission on October 10, 2001
                                                        Registration No. 1-15679

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 4

                                       to

                                  FORM 10-SB/A

               GENERAL FORM FOR REGISTRANTS OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                            VentureQuest Group, Inc.
                     (formerly known as Venture Tech, Inc.)
                 (Name of Small Business Issuer in its charter)


               Nevada                                        87-0462258
               ------                                        ----------
     (State or other jurisdiction of                      (I.R.S. Employer
     incorporation or organization)                       Identification No.)


         1055 West 14th Street, Suite 500, North Vancouver, B.C. V7P 3P2
              (Address of principal executive officers) (Zip Code)


Issuer's telephone number:          (604) 990-9889


Securities to be registered under Section 12(b) of the Act:

         Title of each class                 Name of each exchange on which
         to be so registered                 each class is to be registered

              N/A                                       N/A

Securities to be registered under Section 12(g) of the Act:

                     Common Stock, par value $.001 per share
                                (Title of Class)


                                             VentureQuest Group, Inc.

                                                    FORM 10-SB

                                                 TABLE OF CONTENTS
                                                                                                          PAGE
                                                       PART I

Item 1.           Description of Business............................................................          3

Item 2.           Management's Discussion and Analysis or Plan of Operation..........................         28

Item 3.           Description of Property............................................................         35

Item 4.           Security Ownership of Certain Beneficial Owners and Management.....................         35

Item 5.           Directors, Executive Officers, Promoters and Control Persons.......................         37

Item 6.           Executive Compensation............................................................          40

Item 7.           Certain Relationships and Related Transactions.....................................         42

Item 8.           Description of Securities..........................................................         44

                                                       PART II

Item 1.           Market Price of and Dividends on Registrant's Common Equity and
                    Other Shareholder Matters........................................................         44

Item 2.           Legal Proceedings..................................................................         46

Item 3.           Changes in and Disagreements with Accountants......................................         46

Item 4.           Recent Sales of Unregistered Securities............................................         46

Item 5.           Indemnification of Directors and Officers..........................................         49

                                                      PART F/S

Financial Statements.................................................................................         50

                                                      PART III

Item 1.           Index to Exhibits..................................................................        S-1

Item 2.           Description of Exhibits............................................................        S-1

                  Signatures.........................................................................        S-2

                                   FORM 10-SB

                                     PART I

Item  1. Description of Business

Business Development

         VentureQuest Group, Inc., formerly known as Venture Tech, Inc. (hereinafter "VentureQuest" or the "Company"), is engaged in the business of acquiring distressed and undervalued transaction-based companies in order to develop their business to full potential. The Company's primary area of interest is in transaction-based businesses that provide a recurring revenue stream from any transaction that does not involve physical delivery of goods.

         Prior to March 2001, the Company was engaged in the acquisition, development and licensing of certain computer-based technology designed to offer a full range of casino-style gaming, entertainment, information and financial transaction services over the worldwide Internet. Through its technology agreements and licenses, the Company intended to establish a series of virtual casinos over the Internet and to employ various cultural and ethnic themes to target different cultures around the world. The Company did establish in July 1999 one virtual casino, "Asia Casino," which was marketed to Asian jurisdictions. A casino is deemed to be "virtual" when it emulates actual casino-style games of chance offered in existing land-based casinos, but provides such gaming services via computer software and hardware instead of actual gaming equipment and casino sites. In March 2001, the Company sold its subsidiary that was operating its Internet gaming operation and ceased the Internet gaming activities. In May 2001, the Company changed its name to VentureQuest Group, Inc.

History

         The Company was organized on July 19, 1948 under the laws of the State of Idaho as Giant Ledge Mining Company, with the stated purpose of, acquiring, exploring and developing mineral ore prospects and operating mining and milling facilities. The Company initially engaged in sporadic mining operations and, since its inception, has undergone several name changes and business changes. On October 25, 1999, the Company's shareholders approved a proposal to empower the Board of Directors to take all necessary action to change the Company's domicile of incorporation from Idaho to the State of Nevada. The change of domicile was finalized in May 2001.

         During 1988, the Company became engaged in arranging for funding for medical research, particularly certain cancer research being conducted at the Harvard School of Dental Medicine. However, none of the projects in which the Company was involved proved to be economically successful and no commercially viable products resulted from the research. The Company ultimately assigned or transferred any potential marketing rights to its research products.

         From 1992 to 1994, the Company was engaged in only minimal activities and the Board of Directors determined that the Company should become active in seeking potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. To better reflect the Company's business, the Company adopted the name, Venture Tech, Inc. in 1994.

         During 1995, the Company became engaged in the development of certain computer technology designed to ultimately offer a full range of gaming services and casino-style games over the worldwide Internet. The Company created two new wholly owned subsidiaries, EuroAsian E-Casinos, Inc., a Marshall Islands corporation ("E-Casinos"), and Cybernet Currency Clearing, Inc., a Nevada corporation ("CCCI"), for development of certain technologies applicable to the Internet. E-Casinos was formed as a foreign entity to own and operate full service gambling casinos on the Internet. However, when the Company entered into a new licensing agreement requiring operations in Antigua, management decided not to use E- Casinos as originally planned. CCCI was formed to focus on acting as an international currency converter of world currency into "e-cash" or "e-dollars," which is used as a monetary instrument in many international business transactions.

         On March 4, 1996, the Company entered into a licensing agreement with CasinoWorld Holdings, Ltd. ("CWH"). Pursuant to the agreement, CWH granted to the Company a nonexclusive license to use and market CWH's Virtual CasinoWorldTM software and hardware applications, know-how, trade secrets, copyrights and trademarks. The Company is obligated to market, finance and contribute one or more foreign gaming licenses under a separate operating agreement with CWH. Through August 1998, the Company made approximately $1.3 million in license payments to CWH in anticipation of receiving a fully operational and reliable gaming website. In August 1998, the Company determined that CWH would not be able to adequately provide such a website and operational services and, accordingly, discontinued its relationship with CWH.

         On March 14, 1996, in order to focus its strategy on the gaming and Internet related service industry, management effected the sale of its wholly owned subsidiary, Tessier Resources, Ltd. ("Tessier") to Kaniksu Ventures, Inc., now known as Ocean Power Corporation ("PWRE"). In exchange for Tessier, the Company received a $3,000,000 debenture convertible into 2,000,000 shares of PWRE common stock. The Debenture matured in four (4) years from the date of issuance, carried no interest, and was convertible into PWRE common stock at the conversion price of $1.50 per share at any time prior to repayment of the debenture.

         Tessier, a Manitoba, Canada corporation, is engaged in the development of an apparatus for removing snow and ice. It was formed in 1996, and is presently considered, a development stage company. Development of its technology has been essentially completed, but its planned commercial operations have not yet materially commenced. Tessier is currently seeking licensing agreements to further the commercial value of its product. At the time of the Company's sale of Tessier in 1996, Tessier had not generated any revenues from operations and its principal assets were the intellectual property rights and prototypes. However, Tessier had invested approximately $250,000 in technology research and was in the process of finalizing patents on the technology and developing prototypes. Since 1996, Tessier has built two prototypes and received patents for its ice removal technology (U.S. patent no. 5,540,004 and Canada patent no.2126249). On October 6, 1997, PWRE sold Tessier to a private Canadian corporation.

         The Company's sale of Tessier was treated as a related party transaction. Following the acquisition of Tessier, Craig Bampton, a Vice President and director of the Company, served as President of the Tessier subsidiary and, as a provision of the sale of Tessier to PWRE, became a director and President of PWRE. Immediately prior to the sale of Tessier, Mr. Bampton owned 1,300,000 shares of the Company's common stock, or approximately 16% of the total outstanding shares at that time. Mr. Bampton did recuse himself from the final approval of the sale to PWRE by the Company's Board of Directors and was not a member of PWRE's Board when it approved the sale, nor did he own any PWRE common stock. Mr. Bampton became a PWRE director when the transaction was finalized. Presently, Mr. Bampton is a director of Tessier. As of the date hereof, Mr. Bampton owns 1,250,000 shares of the Company's common stock.

         Neither the Company nor PWRE employed a financial adviser for the transaction nor did the Company consider alternatives to the sale. The net basis of Tessier's assets was determined to be $158,112 by the Company's independent auditors and no gain or loss was recognized on the sale. The Company, Tessier and PWRE were all development stage companies at the time of the transaction. The Company made a strategic decision to divest itself of the Tessier ice removal asset and focus instead on the on-line gaming industry. The Company believed that Tessier's potential for future maximum benefit rested with the final development and promotion of its Pulverizer technology in a separate public entity. The negotiated value of the transaction represented the perceived future value of the technology balanced against the degree of risk associated with carrying a debt conversion instrument with a development stage company that had no proven market for is common stock.

         During 1999, the Company converted the Debenture into 2,000,000 shares of PWRE common stock. This amount was reduced to 200,000 shares due to the one
(1) share for ten (10) shares reverse stock split effected by PWRE.

         As additional consideration for the acquisition of Tessier, PWRE agreed to issue, to eligible shareholders of the Company, shares of PWRE common stock and rights to purchase additional shares. Under the terms of the original agreement, prior to the reverse stock split of PWRE shares, each individual Company shareholder of record as of April 5, 1996, is entitled to five (5) shares of authorized but previously unissued PWRE common stock for each 100 shares of Company common stock owned. Only shareholders owning at least 100 shares of Company common stock are eligible for the distribution. Further, each five shares of PWRE common stock issued to Company shareholders includes ten
(10) rights, each right entitling the holder thereof to purchase one additional share of PWRE common stock for $2.25 per share for a period of sixty (60) days following receipt of the PWRE shares and rights. PWRE intends to include the shares and rights issued pursuant to the agreement in a registration statement under the Securities Act of 1933, as amended, to be filed by PWRE.

         Based on 6,200,014 qualifying shares of the Company's common stock outstanding as of the record date of April 5, 1996, 31,000 PWRE dividend shares and 62,000 equivalent rights are available to the Company's shareholders. These share amounts are post-split to reflect PWRE's one share for ten shares reverse split effected in 1999.


         Currently, the Company owns less than one percent of the common stock of PWRE. The two companies are not involved in any joint projects nor are there any common employees, officers or directors between the two companies. PWRE shares are traded on the Nasdaq OTC Bulletin Board and the closing price on September 28, 2001 was $2.70 per share. PWRE under the name Ocean Power Corporation) has filed a registration statement with the Commission pursuant to Form 10-SB of the Securities Exchange Act of 1934.

         Internet Gaming

         In March 1999, the Company entered into a nonexclusive software license agreement with Starnet Systems International Inc., formerly Softec Systems Caribbean Inc. ("SSII"), a wholly owned subsidiary of Starnet Communications International Inc. ("Starnet" - OTCBB: "SNMM"). Pursuant to the license agreement, SSII was to provide the Company with a complete turkey computer hardware, software and customer support package for the operation of one or more on-line casino websites. As a requirement of the license agreement, the Company was obligated to establish an Antigua corporation to hold a gaming license and to conduct operations from that jurisdiction. In July 1999, the Company established, under the authorization of the Government of Antigua and Barbuda, EuroAsian E-Casinos International Ltd. ("E-Casinos International") as a wholly owned subsidiary. In July 1999, E-Casinos International was granted an Offshore Virtual Casino Wagering license by the Free Trade & Processing Zone of Antigua.

         On May 25, 2001, pursuant to an Agreement and Plan of Reorganization, Starnet became a direct, wholly-owned subsidiary of World Gaming plc, a company organized in England and Wales for the purpose of facilitating the reorganization of Starnet into a new holding company structure (OTC BB: WGMGY).


         Given the nature of its software and technology license agreement with SSII, the Company did not use its E-Casinos subsidiary, incorporated in the Marshall Islands, in conjunction with its series of on-line casino websites created under that agreement. All primary operations have been conducted from the Antigua corporation, E-Casinos International.

         The Company's online casino did not accept wagers from residents of the United States. The United States Congress has attempted, but failed to pass, legislation seeking to prohibit on-line gaming within the United States. Because of possible legislation that could ban or severely restrict on-line gaming within the United States, many companies in the industry, including the Company, have elected to operate only in countries that expressly permit on-line gaming, or have not specifically prohibited on-line gaming.

         Acquisition of Gamecasters, Inc.

         On February 16, 2001, the Company announced the acquisition of Gamecasters, Inc. ("Gamecasters"), a Nevada Corporation. Pursuant to the terms of the acquisition, the Company acquired all 90,0000,000 shares of the outstanding common stock and 40% of the outstanding preferred stock (4,000,000 shares) of Gamecasters. In exchange for the Gamecasters shares, the Company issued 20,000,000 shares of authorized, but previously unissued common stock, and 10,000,000 shares of authorized, but previously unissued preferred stock. In addition, the Company issued stock purchase warrants for the purchase of 20,000,000 shares of the Company's preferred stock ("Preferred Share Warrants"). The Preferred Share Warrants are exercisable for a period of five years at the exercise price of $.50 per share. Each preferred share is convertible into 10 shares of common stock. At the time of the offer to acquire Gamecasters shares on December 27, 2000, the Company's common stock was trading at $.05 per share and there were a total of 44,569,515 common shares issued and outstanding. The remaining 60% of Gamecasters preferred stock (6,000,000 shares) is owned by 888258 Ontario Ltd., a company principally owned by Eric Hutchingame, currently Chairman and Chief Executive Officer of the Company, and his family.



         Gamecasters owns a variety of virtual reality simulators, video gaming equipment, certain intellectual property rights and proprietary CyberTrak software technology designed for use in Family Entertainment Centers ("FEC's"), other amusement centers and theme parks. Gamecasters also owns restaurant equipment, computer equipment, sound equipment, laser tag arena equipment and card reader equipment. The equipment is currently located in a FEC located in Ottawa, Ontario, Canada, a facility operated by the Company and named Cyberdome. Gamecasters provides the equipment and the use of its other assets and receives 100% of the total revenue generated from the Cyberdome also participates in The Gamecasters Players Club, a membership based organization that intends to operate both online and offline. The Company previously had entered into a revenue sharing agreement with Cyberdome Entertainment, Inc. ("CEI"), but has subsequently taken over complete control of the Cyberdome facility.



         In purchasing 40% of Gamecasters preferred stock, the Company acquired 4,000,000 shares of outstanding Gamecasters preferred stock from Eric Hutchingame. The preferred shares were acquired in exchange for the assignment to Mr. Hutchingame of all CEI indebtedness to the Company, totaling approximately $232,000. Following the closing of the acquisition, there will remain outstanding 6,000,000 shares of Gamecasters preferred stock, which shares shall be convertible into shares of the Company's common stock on a one share for one share basis. Also, Gamecasters has outstanding stock purchase warrants, issued to 888258 Ontario Ltd., to acquire up to 10,000,000 shares of Gamecasters common stock on a one- for-one basis for the exercise price of $0.001 per share.



         On November 12, 1999, the Company and CEI entered into a memorandum of understanding (the "MOU") whereby the Company was to acquire CEI on terms to be negotiated by the parties. In connection with the MOU, the Company agreed to provide loans to CEI, secured by the equipment and a guarantee of Hutchingame Growth Capital (a division of 888258 Ontario Ltd.), owned and operated by Mr. Hutchingame, prior to the acquisition


         Following a period of due diligence, management concluded that there were certain impediments that made the acquisition unfavorable for the Company. A key impediment was the refusal by CEI's landlord to agree to a change of control in favor of a company in the online gambling business. Their agreement to a change of control was a requirement under the terms of CEI's lease. In response to the Company's continued interest in the revenue streams offered by CEI's facility, Mr. Hutchingame incorporated Gamecasters, which acquired certain video games and equipment. Gamecasters then entered into a long-term revenue sharing agreement with CEI in exchange for the use of Gamecasters' equipment. Gamecasters also acquired marketing rights, know-how, intellectual property and technology that were deemed essential for growing an interactive entertainment enterprise. As a consequence, Gamecasters provided all the benefits of acquiring CEI without any of the perceived legal or financial impediments. In addition, Gamecasters brought to the Company technology, rights and intellectual property that CEI did not possess.


         The original long-term revenue sharing agreement with CEI had a term from April 1, 2001 to May 31, 2007. Gamecasters provided equipment with a value of US $1 Million and intellectual property, including CyberTrak software and had the right to use the name "Cyberdome". Of the total revenue generated, 30% was to be remitted to Cyberdome as an operator share together with a further 10% for maintenance of the equipment and an additional 10% for a marketing. Gamecasters was to have exclusive control and ownership of the equipment including exchange and removal rights and the right to assign the agreement. The agreement was terminated effective April 30, 2001 and, pursuant to the acquisition of Gamecasters, the Company took over all operations of the Cyberdome facility and now retains 100% of the revenues generated.


         Neither the Company nor Gamecasters shareholders employed a financial adviser for the transaction. All the shareholders of Gamecasters were arms length parties to the Company and the valuation of Gamecasters was carried out by Company management. The value of Gamecasters, a privately held corporation, was based on a mixture of the physical assets owned, the present value of discounted cash flows, present value of discounted the cash flow of income forecasts and the value of the proprietary software.


         On March 8, 2001, the Company completed the sale of its wholly owned subsidiary E- Casinos International, an Antigua corporation that operates Asia Casino (www.asiacasino.com), an online gambling casino, and E-Casinos(www.ecasino.com) a gambling portal. The Company sold its 100% interest in E-Casinos International to Nexus Marketing, Inc. ("Nexus"), a British Columbia corporation for the purchase price of $350,000. The purchase price will be reduced by any and all outstanding license fee amounts, whether due or accrued, which is estimated to be approximately $160,000. Under the terms of the agreement, the balance of approximately $190,000 will be paid to the Company by E-Casinos International paying 5% of gross revenues generated by the E-Casinos International operations. Interest on the outstanding amount will accrue at the rate of 10% per annum. The Company will transfer the appropriate domain names used by E-Casinos International when full payment has been made in accordance with the terms of the agreement. Gross revenues generated by E-Casinos was $169,919 in fiscal 2000 and $29,710 in fiscal 1999.

         As a result of the sale of E-Casinos International, the Company discontinued its online gambling business. Following the Company's recent purchase of Gamecasters, Inc., the focus of the Company's activities has shifted to the interactive gaming (non gambling) industry and to other areas that provide for transaction-based revenues. Management believes that this change in business will provide the Company with more growth opportunities without the legislative barriers to success associated with online gambling.

         In May 2001, the Company completed its change of domicile of incorporation from the State of Idaho to the State of Nevada. In connection with the change, the Company also changed its corporate name to VentureQuest Group, Inc.

Services and Products Related to Internet Gaming

         In conjunction with the SSII license agreement, the Company established a website (www.asiacasino.com) to conduct initial gaming operations. The Asia Casino website and Sportsbook became operational in July of 1999 and began accepting wagers from various jurisdictions around the world, with the notable exceptions of the United States and Canada. The Company's policy has always been not to accept wagers from residents of those two countries because of possible legislation limiting or banning on-line gaming in these countries. Also, the Company's agreement with SSII prohibits the Company from accepting wagers from Canadian residents. However, if the laws in the United States and/or Canada are clarified, or if the Company receives an appropriate opinion from legal counsel, the Company did reserve the right to consider offering its gaming services in the two countries. The Company also adopted a policy of not accepting wagers from individuals less than 18 years old. The Company's primary market focus was on Asia, Europe and the Middle East.

         The Company has recognized the potential risk of improper use of its website by minors or by persons in jurisdiction where such use is not permitted. There is also the risk that players may be inclined to not pay their gaming debts. Through its online gaming provider, SSII, the Company employed a registration process that establishes and confirms the identity of the prospective player prior to the authorization of gaming activities. This process is intended to screen out minors and other unauthorized applicants. Once gaming activities are initiated, the Company uses encryption and password protection methods to validate the player. In the unlikely event that a minor does gain access to the system through deceptive means, the Company can invalidate any winnings generated by the player. It is possible, however, that such a player could make a claim against paying any gaming losses due to their status as a minor. In this case the Company would authorize a chargeback against such gaming losses and accept a reduction against gross winnings. The Company believes that its registration screening system and password protection mechanism reasonably deterred minors from accessing the system.

         Individuals seeking to gamble at the Company's website were required to place funds "on-account" with the Company prior to the initiation of any gaming activities for real money. As a player suffered loses, those funds were debited from their funds account and transferred to the Company's account. On occasion and for various reasons, a player may claim that their gaming activities were not authorized and may request a chargeback on their debited funds. Given that reasonable wagering limits are placed on all accounts and noting that such chargebacks represent a minimal problem for the Company and the industry as a whole, the Company found it expedient to authorize such a chargeback and not contest the claim. To date, the Company has experienced only nominal chargebacks. The account holder would then likely be voided from future play. The online gaming industry has also effectively employed a "negative credit card database" to help screen out minors, fraudulent bettors, and other questionable accounts during the application process.

         The SSII license agreement provides for over 20 interactive and computer generated casino-style games of chance developed in conjunction with Nevada State Gaming Guidelines. A Sportsbook also offers wagering action on all the professional sports leagues from Europe and North America. In addition, capabilities for wagering on pari-mutuel racing, lotteries and bingo are in the development stage. All gaming operations and transactions are being conducted from the facilities of SSII located in St. Johns, Antigua.

         The key features of Asia Casino include, but are not limited to the following:

         * The ability to play games in either the English, Chinese or Japanese languages;

         * Traditional Las Vegas games of chance such as Blackjack, Craps, Roulette, Poker, Baccarat, Pai Gow, Sic Bo and Slots; over 20 casino games in all are available;
         * The Company's licensed Java games use the Java language to provide easily accessible on-line games to the Company's website(s). The cross-platform nature of Java makes it possible to play these games on all major operating systems, on- line, with virtually no downloading required. The games are simplified to optimize loading times. The Company currently has four casino style Java Games (Videopoker, Blackjack, Caribbean Stud poker, and Gold Rush slots) for players to wager on, with several additional Java games projected to be released throughout 2000.
         * A Sportsbook which offers wagering action on all the professional leagues from Europe and North America including baseball, football, basketball, hockey, English Premier League Soccer and Italian Series "A"; college basketball and football; boxing, horse racing and other sporting events from around the world such as World Cup Soccer, cricket and rugby.

         Since the inception of the Company's on-line casino in 1999, all of its revenues have been derived from the Java games, traditional interactive casino games and the sportsbook. E- Casinos International receives monthly sales statements from SSII and a net remittance. The net remittance is the difference between gaming wins and losses from the casino-style games and sportsbook offered on the Company's websites. There are no registration, acceptance or membership fees collected from customers. Due to the sale of E-Casinos International, the Company has ceased its online gaming business.

         The Company was one of ten charter members of the Interactive Gaming Council ("IGC") that intends to establish standards and a self-regulation methodology as the on-line gamine industry's trade association. The IGC, a non-profit organization, was formed in October 1996 with a mission to: (a) provide a forum to address global issues with respect to on-line gaming; (b) establish fair and responsible trade guidelines and practices; and (c) be the public policy advocate and clearinghouse for the on-line gaming industry. Presently, there are approximately 80 members of the IGC and it is a recognized representative of the on-line gaming industry. The Company's former Chief Operating Officer has served on the Council's Board of Directors. Members of the IGC have been asked to testify before Congress and the President's Commission of Gambling.

Potential Internet Gambling Market

         The estimated size of the Internet gambling market is naturally dependent upon the projected growth of the Internet, now estimated to be over 170 million users worldwide. The Asia/Pacific region appears to be the fastest growing area for Internet adoption. For example, in 1998, Asia had 14.1 million on-line users, which represented 14.8% of the worldwide Internet user base of
81.3 million. By the year 2002, it is projected that Asia will have 60.7 million Internet users, which will represent 27.5% of the projected worldwide total of 221 million on- line users. (Source: eStats, 1999). China in particular is expected to experience the fastest growth. Starting from an estimated on-line population of 2.1 million in 1998, it is projected that China will have 17.3 million on-line by 2001 and 33.6 million on-line by 2003. (Source: Strategis, 1999). Of China's current population of 1.26 billion, the projected 33.6 million Chinese on-line users will represent less than 3% of its total population. When compared to current Internet penetration rates such as Australia (23.4%), Hong Kong (13.4%), Japan (11%) or South Korea (6.7%), the potential for products and service that are sold via the Internet to Chinese on-line users is exception. (Source: Nua Internet Services).

         The following table illustrates that estimated Internet gaming revenues worldwide, currently less than $900 million, could increase to a an estimated $2.3 billion by the end of 2001. Because most companies involved in the Internet gaming market are private entities, it is difficult to estimate the actual cash flow of these Internet casinos.

                                                 1997       1998       1999      2000       2001
                                                 ----       ----       ----      ----       ----
Adult Home Internet (in Millions)                 46         81        121       145        159
Percentage of Users Conducting On-line
  Transactions                                    15%        18%        21%       24%        27%
Potential Internet Gamblers
  (in Millions)                                   0.9       14.5       25.4      34.8       43.0
Per capita Expenditure (in $ Millions)          $ 146      $ 154      $ 155     $ 160      $ 165
Potential Internet Gambling Revenue
  (in $ Millions)                              $1,009     $2,182     $3,922    $5,555     $7,080
Estimated Actual Internet Gambling
  Revenue (in $ Millions)                        $  0       $ 51      $ 811    $1,520     $2,330
-------------------
(Source:  Deutsche Bank - Christiansen/Cummings Assoc., 1999)

         The above table was compiled with information obtained from Christiansen/Cummings Associates, Inc., now known as Christiansen Capital Advisors, Inc. ("CCA"), in an April 1999 presentation entitled Internet
Gambling: Assessing the Potential and Examining the Future. CCA is a privately held independent consulting and financial services firm serving Internet, communications, entertainment, gambling, and sports industries and government agencies that regulate these activities. Findings and results of CCA research have been published at such gaming related industry meetings as the International Conference on Gambling and Risk Taking, the World Gaming Congress and Expo, the International Gaming Business Exposition, the Gaming & Resorts Business Development Conference and thee University of Nevada-Reno's Symposium on National and International Trends in Commercial Gaming.

Asiacasino.com Website

         The Company's former gaming website (www.asiacasino.com) is accessible by a minimum hardware configuration consisting of: A 486/66 microprocessor personal computer with Windows 95 or greater, 8 MB RAM, 30 MB free hard disk space, a 14,400 modem and a direct PPP Internet connection. All games are provided in a Windows-based, menu driven format with "point and click" interactivity. Prospective players who desire to conduct gaming operations at Asia Casino are able to subscribe over the Internet by completing an application appearing at the website. Part of the application process requires that the subscriber open an account and make a minimum deposit to activate the account for real money play. Prospective players are also able to play for fun, at no cost, for entertainment purposes or to practice their skills prior to actual wagering.

         The Company's former website is controlled through its licensing agreement with SSII. Physical operations and transactions are conducted by SSII personnel at SSII's facilities located in St. Johns, Antigua. The Company retained the right to reasonably audit SSII's activities on its behalf. SSII's network is connected to the Internet via redundant high-speed fiber, ensuring multiple backup connections to the Internet. This high performance network infrastructure ensures reliable and responsive game play for the end users/players. The system is composed of high speed Sun Microsystems servers and Cisco networking equipment. Most of the critical system components, such as the game servers and web servers, are distributed across multiple machines, which protect the gaming service from failures due to malfunctioning equipment. The highly scalable nature of SSII's system design makes provisioning for additional capacity simple. The network monitoring staff tracks the system at all times to maintain constant awareness of the system's operating parameters. New equipment is installed when necessary to compensate for increased activity or anticipated peak demands for popular events.

         SSII uses advanced technologies, such as site identification, data encryption, and secure servers to provide users with a safe environments to perform secure transactions, and data transmission over the Internet. Any transaction made with SSII on-line is secure and convenient. SSII's system is protected by the Secure Sockets Layer (SSL) protocol, which encrypts all information and confirms the identity of the Company's server, before allowing a transaction to be completed. Data encryption hides sensitive information such as the customer's name, address, and credit card number. Even if someone manages to obtain a player's personal information from the transaction process, data encryption will not allow him or her to either read or use it.

         The former website is designed to invite prospective players to register and apply for casino and sportsbook membership. After a membership application is reviewed, it is either accepted or rejected based on criteria including, but not limited to, age and geographic location of the customer. The Company's policy was to accept subscriptions only from persons over the age of 18 and believed to reside in jurisdictions that are not known to expressly prohibit Internet gaming. Subscriptions will not be accepted from persons believed to be citizens or residents of the United States or Canada. The Company used screening techniques in order to verify that the subscriber resides in a jurisdiction that is not known to prohibit Internet gaming.

         Upon acceptance, the approved customer is then allowed to download the gaming software over the Internet for installation on their personal computer or to request a CD with additional graphics, music and video capabilities contained thereon. The customer is then given a username and password and is thereby able to access the gaming servers over the Internet through their personal Internet service provider.

         The website allows the subscriber to review all terms, rules and conditions applicable to gaming and other uses at the site. All gaming winnings and losses are debited and credited to the customer's account on a real-time basis. All games are conducted pursuant to house rules and advantages that are published at the website.

         Subscriber's may make deposits to their gaming accounts by way of credit card or wire payment. Through the Company's licensing agreement with SSII, EFS Caribbean Inc., a wholly owned subsidiary of Starnet, supplies credit card transaction services to the Company for an additional fee. The casino primarily accepts Visa, MasterCard, American Express credit cards over a secure platform provided through EFS.

Regulation

         Gaming activities are stringently regulated in the United States and most developed countries. Gaming regulations and supervisory procedures in the United States and most developed countries are based upon policies that are concerned with, among other things, (i) prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming; (ii) establishment and maintenance of responsible accounting practices and procedures; (iii) maintenance of effective controls over the financial practices of licensees, including establishment of minimum procedures for internal fiscal affairs and safeguarding assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the governing jurisdictions;
(iv) prevention of cheating and fraudulent practices; and (v) providing a source of government revenue through taxation and licensing fees.

         The Company was subject to applicable laws in the jurisdictions in which it intends to operate. Some jurisdictions have introduced regulations to attempt to restrict or prohibit Internet gaming. However, other jurisdictions such as several Caribbean countries, Latin America and Australia, have taken the position Internet gaming is legal and/or have adopted or are in the process of reviewing legislation to regulate Internet gaming in such jurisdictions. As companies and consumers involved in Internet gaming are located around the world, there is uncertainty regarding exactly which government has jurisdiction or authority to regulate or legislate with respect to various aspects of the industry. Further, it may be difficult to identify or differentiate gaming-related transactions from other Internet activities and link those transmissions to specific users, in turn making enforcement of legislation aimed at restricting Internet gaming activities difficult. However, because on-line gaming is a relatively new industry, it is possible that in the future some or all of these foreign jurisdictions may take action to more severely regulate, or even prohibit, Internet gaming operations in their jurisdictions. The uncertainty surrounding the regulation of Internet gaming could have a material adverse effect on the Company's business, revenues, operating results and financial condition.

         The Company, along with other industry representatives, adopted a proactive policy of lobbying international jurisdictions, where appropriate, for purposes of seeking approval of Internet gambling and the regulation of those activities on a basis that is favorable to the Company. Pursuant to its position with the Interactive Gaming Council, the Company's management has met with representatives of organizations, such as the International Gaming Regulators Association, to educate regulators and legislators on-line gaming and to advocate an international regulatory framework.

         Legislation designed to restrict or prohibit Internet gaming may be adopted in the future in the United States or other jurisdictions. After previous similar proposals failed to pass in 1998, Senator Jon Kyl of the United States Senate introduced in March 1999 a revised proposal intended to prohibit and criminalize Internet gambling (Internet Gambling Prohibition Act of 1997; S.
474). There can be no assurance whether any such bill will become law. Additionally, existing legislation, including United States and federal statutes, could be construed to prohibit or restrict gaming through the use of the Internet. The Company's former Chief Operating Officer was invited to testify before the President's National Gambling Impact Study Commission in Washington, D.C. on the merits of on-line gaming regulation and against the Kyl bill. At the present time, however, it is the Company's policy not to offer its Internet gaming services to citizens or residents of the United States until laws pertaining to on-line gaming are clarified, or the Company receives an appropriate opinion from legal counsel that such activities are not illegal. The Company will endeavor to comply with federal and state laws in the United State in regard to gaming regulation.

Insurance

         The Company did not carry liability insurance with respect to the business risks associated with on-line gaming business. The Company relied on its gaming vendor, SSII, to provide the necessary software and servers to properly operate the Company's business. Although the Company's agreement with SSII did not specifically provide for an extension of SSII's liability insurance to the Company, the agreement provided for a certain degree of indemnification resulting from negligent action on SSII's part. The Company has elected not to purchase separate liability insurance on its gaming operations due to the prohibitive cost, the difficulty in obtaining such insurance and the Company's strong belief in the integrity and security of SSII's systems.

         SSII's network is connected to the Internet via redundant high-speed fiber, ensuring multiple backup connections to the Internet. This high performance network infrastructure ensures reliable and responsive game play for the Company and its end users/players. The system is composed of high speed Sun Microsystems servers and Cisco networking equipment. Most of the critical system components, such as the game servers and web servers, are distributed across multiple machines, which protect the gaming service from failures due to malfunctioning equipment. The highly scalable nature of SSII's system design makes provisioning for additional capacity simple. Its network monitoring staff tracks the system at all times to maintain constant awareness of the system's operating parameters. New equipment is installed when necessary to compensate for increased activity or anticipated peak demands for popular events.

         SSII has adequately provided its services with no material disruptions or problems. Accordingly, the Company believes that SSII's security coverage was adequate to protect its interest.

         The Internet connection at SSII's network facility in Antigua is provided by Cable and Wireless PLC and contributes to responsive game play. Each gaming transaction is stored on an Oracle database that is replicated for redundancy and backed up daily to prevent data loss and the gaming components communicate using the Secure Sockets Layer (SSL) to encrypt and protect sensitive data from potential hackers. In addition to SSII's digital network serving gaming content, SSII has developed a state of the art proprietary Electronic Funds Transfer System ("EFS") that provides a high level of security and integrity of funds wagered.

         SSII uses the most advanced technologies, such as site identification, data encryption, and secure servers to provide users with the safest environments to perform secure transactions, and data transmission, over the Internet. Any transaction made with the Company online is completely secure and convenient. SSII's system is protected by the Secure Sockets Layer (SSL) protocol, which encrypts all information and confirms the identity of the server, before allowing a transaction to be completed. Data encryption hides sensitive information such as the customer's name, address, and credit card number. Even if someone manages to obtain a player's personal information from the transaction process, data encryption will not allow them to either read or use it.

         The random number generator employed by SSII is known as the "Mersenne Twister" algorithm. This algorithm is employed to determine the random pattern in which numbers are generated for casino games. SSII retained Dr. James Ngai (Ph.D. University of British Columbia), to conduct an independent study of the algorithm, which resulted in his finding that at a rate of calling 50 random numbers per second, it will take 10 to the power of 5994.56 days before the generator will repeat itself. The gaming client application is essentially a casino graphical interface. Gaming calculations are performed by the game server, while the client application displays the results and accepts input from the player for further interaction. Communications between the client and server are encrypted using the SSL protocol. The SSL prevents hackers from monitoring a gaming session should they be able to intercept communications. To tamper with the odds and payouts, a hacker would have to modify the game server or database system. Both of these systems are protected from external access. The game server can only be accessed using the gaming client. Learning the client/server protocol will not aid a hacker in gaining additional winnings from the system, since he/she would still be limited by the game server's rules and constraints. The machines that the game server processes run on are only accessible from SSII's private network. Users cannot connect to these servers using telnet, rlogin, ssh, X windows, or any other login method. Therefore, it is not possible for a hacker to tamper with game server code. The database systems are completely shut off from the Internet and can only be accessed by a limited number of applications on a closed network, such as the game servers and report generators. All the information provided to SSII is kept strictly confidential, and is used only to support the player's relationship with the Company.

         SSII has developed a secure network both to preserve the absolute integrity of the millions of financial transactions executed over their network as well as to screen out potential website customers who may be residents of the jurisdictions blocked from using the systems. SSII is in the process of implementing additional country and address screening. By matching the credit card number with the customer's country, postal code, and address, SSII is able to successfully block customers from the jurisdictions blocked from using the systems. The Company also outlined on its web pages, and within the software itself, that it did not accept wagers from U.S. or Canadian citizens, nor would it pay out funds to any address within North America. As an additional security, SSII provides players with a Personal Identification Number (PIN) which was required before any funds could be withdrawn.

Competition In Internet Gaming

         The rapid expansion of the Internet and the potential profitability associated with the Internet gambling business has attracted an increasing number of operators. Consequently, the Company encountered significant competition from existing providers of Internet gaming operations and expects to encounter increasing competition as additional Internet gaming service providers come on-line. The following table illustrates the growth in Internet gambling.

                   On-line Casinos        Lotteries      Bingo      Sports-books
May 1998                      90              39           8              93
May 1999                    250+              64          20             139
April 2000                  400+              66          24             246
----------
Source:  Rolling Good Times Online, 1999 and 2000

         The Company estimates that there are over 100 on-line gaming operators on the World Wide Web providing Internet gambling, with approximately 45 of these being publicly traded companies. Because the Company's gaming operations specifically target Asia, it believes that its principal competitors are those on-line casinos operating in this region. Principal competitors include, but are not specifically limited to the following: (i) 88Fortune Casino, a privately held casino; (ii) ImperialDragon Casino, a public company operated by Go Call (www.goca.com); (iii) Joyluckcasino, operated by World Gaming, a subsidiary of Starnet Communications; and (iv) AsianCasino, a Cryptologic licensee operated by a private company.




         A key factor behind the growth in the number of gambling sites is the underlying structure of the industry. The nature of the industry is such that once the initial gaming site has been established, the marginal costs of modifying the look of the site and registering it under another URL are minimal. Thus, in theory, the more sites that a company has established, the larger the percentage of the Internet gambling market attainable. It is not uncommon for some operators to have multiple sites that are slight modifications from one another or multiple URLs that lead to the main site.

         Given the number of operators, the Internet gambling market initially appears to be highly competitive. However, many of the companies in this fledgling industry can be characterized as small entities with limited finances and are without sophisticated marketing strategies. Also, many of these entities operate with a single technology, focus on primarily on the United States market and typically have limited contacts and exposure in the international arena. Management believes that many of these companies will ultimately fail which will result in only a reasonable number of dominant operators remaining.

Internet Marketing Strategy

         The rapid development of the Internet has created opportunities to develop new, efficient and secure ways to deliver information and entertainment to customers. The key strategic objectives were:

         1.  Develop its role as a leading provider of Internet gaming services;
         2.  Expand geographically to other markets; and
         3. Selectively pursue opportunities that allow it to leverage its marketing and Internet competencies into other market segments

         The Company, through E-Casinos International, employed a variety of tactics to achieve its objectives. These tactics included the following:

         * Rapidly expanding its presence in Internet gaming markets:

         By increasing the number of gambling websites that it will operate and the number of its gaming product offerings at these sites, the Company could expand its reach into the Internet gaming market. The addition of different language sites targeted at the German, Italian, French, Spanish and Portuguese and Middle Eastern markets were planned but were not implemented. In addition, a portal site, www.ecasino.com, is available for access and the Company anticipates that it will provide a mechanism to collect and funnel traffic into the Company's gaming network.

         The Company offered three primary forms of marketing to attract prospective players to its on-line casino; on-line banner ads, print marketing and direct CD distribution through third parties. The Company has used print based periodicals, such as the Hong Kong Daily News and Gaming and Leisure International to promote its websites. The Company believes, however, that direct CD distribution and targeted Internet banner ads are more effective. To that end, the Company has placed banner ads on such websites as Hong Kong.com and Taiwan.com, as well as Internet search engines such as Hotbot.com and Asiaco.com.

         The Company has obtained a registered trademark for "E-CASINOS." Management believes that the trademark will help protect the Company from conflicting use of the mark or similar marks by prospective competitors seeking to gain benefit from this highly recognizable association with on-line gaming.

         *   Aggressively  pursue  partnership  opportunities  with other gaming
             suppliers  and  local  partners  who  have  specific   geographical
             expertise to expand the E-Casinos name internationally:

         Recognizing that local presence is essential for the marketing and promotion of Internet gaming in local markets, the Company had planned to form licensing or joint venture partnerships with native investors in countries wherever possible. The Company sought local partners that could provide the Company with local regional expertise to establish a distribution channel for its gaming CDs, identify viable sources for advertising and marketing campaigns, act as a liaison with government jurisdictions as necessary and provide general input to the games, graphics and services to be provided on the web site. Although gambling is an international activity, each region has its own preferences as to how gaming is promoted and marketed. The Company intended to rely on its local partners for the financial and marketing resources to promote the gaming websites in their respective regions. The Company is no longer pursuing any partnerships.

         *   Provide  high  quality,   innovative  and  superior   products  and
             services:

         Working with its existing suppliers as well as entering into strategic relationships with alternative suppliers, the Company's focus was on delivering the best Internet gaming services. Rapid adoption of the latest product and service offerings by its suppliers was a priority for the Company. The Company's former technology partner (SSII) is planning to launch in the near future new product offerings such as horse race betting, international lottery tickets and an interactive bingo game.

         * Use its expanding customer base to generate ancillary revenue streams:

         Upon registering at the Company's gaming websites, customers become part of the Company database and are then eligible for cross-promotional activities such as merchandise offers or casino "comp" type programs.

         *   Offer user-friendly Internet gaming:

         As Internet gaming is a relatively new form of entertainment, it was important that the Company provide a complete gaming experience for the gamblers, many of whom may be new to the Internet. To address these issues, the Company intended to offer:

         (a) State-of-the-art, easy to play Internet games. The Company's relationship with key software developers to provide their Internet gaming expertise and casino game development skills means the Company can provide the best possible gaming environment. Easy to use graphical interfaces, state of the art graphics, accessible help programs and familiar game mechanics will allow gamblers to understand and play the games.

         (b) Credible Internet Gaming. A key factor for the success of the Company will be the provision of secure, legitimate and credible casino gambling. Through participation of the various partners, independent auditors and its corporate commitment to ethical business practices, the objective of the Company is to provide a fair and secure gambling environment for its patrons. The Company has committed to participate in the regulatory review processes being established by the industry to ensure the fairness, quality and legitimacy of the gaming provided.

Business of Cyberdome

         Following the sale of E-Casinos International and the acquisition of Gamecasters, the Company has become engaged in a new business venture. In order to create a common marketing theme across a variety of industries, the Company intends to introduce in 2001 a membership program, the Gamecasters Players Club ("GPC"). This program will ultimately enable members to enter into a variety of transactions in various industries with future channel partners through the use of a multi-purpose membership card. This card might be used by a member to play an amusement device, make a telephone call, then withdraw cash from an ATM machine.

         Transactions occur through the use of a wide variety of devices including Internet access machines, Internet websites amusement devices, cash machines and public phones. Each of these share a common characteristic in that they provide a service for a fee. In order to generate transaction based revenue, the Company long-term objective is to become involved in a number of market segments, each of which has its own unique characteristics and the potential for large numbers of transactions. In the short-term management intends to establish a position in the interactive entertainment industry.


         The Company's initial focus is on transactions that generate a revenue stream from providing an entertainment experience, such as a virtual reality simulator, in exchange for a fee. Accordingly, the Company assumed operation of Cyberdome, a Virtual Reality Theme Park located in Ottawa, Ontario, Canada. The Company has located a variety of amusement devices in Cyberdome and has plans to expand its base of locations by entering into arrangements with partners/affiliates. This will enable GPC members to use the amusement devices in multiple locations. The GPC membership benefits will include discounts on game play and gaming merchandise and a loyalty program, where points can be
redeemed for game play,  merchandise and travel.   As of the date hereof,  no
agreements with partners/affiliates have been entered into and there can be no assurance that any agreements will be finalized in the future.



         In a typical coin-operated business, the ability to track customer play or preferences in order to customize offerings to that customer has been limited. In response to this limitation, the Company created the proprietary cash replacement CyberTrak management and marketing tool for managing any facility that contains multiple revenue streams. The Company does not intend to sell CyberTrak, rather it will license it to future partner locations for a share of increased facility revenue and savings as it has done with Cyberdome
where  CyberTrak is currently  being used in the operation.   Savings include
management and staff time savings, savings effected by early detection of machines that are off-line, savings from optimization of staff on duty due to the trend analysis available through the CyberTrak software and optimization of opening hours which indicate which hours are not profitable.


         CyberTrak is an integrated modular system that provides the ability to monitor and manage any elements that would impact customer satisfaction. This monitoring can be accomplished on site or remotely over the Internet. CyberTrak provides hourly, daily, weekly, monthly or annual reports on all critical systems and provides for instant alerts to a pager, phone or e-mail address when problems arise. The software modules include ticketing, scheduling, cash control, game control, inventory control, time clock, employee scheduling, employee management, membership management, standard and custom reporting, laser tag game scheduling, remote center management (Internet enabled reporting), and automatic reporting when a machine malfunctions.


         The Company intends to build a membership base of players who can then play without regard to their specific location by providing tournament play. The Company has the ability to "tournament-enable" older machines, which involves enabling these machines to identify the player and transmit their score through a modem connection. In order to "tournament enable" a machine, a custom-made hardware device needs to be installed in order to interface with the game's control signals. The Company will contract out the development of the hardware interface and then use its CyberTrak software to manage the network. Management also intends to create a ranking system for players and in addition, track individual preferences in order to provide customized entertainment offerings.

It is management's belief that if the Company's tournament-enabled machines deliver a large group of players to partner locations, they will be willing to share a portion of the revenue generated. This belief is based on the experience of a competitor, Incredible Technologies Inc., who placed machines into locations and signed up members as reported in the November 2000 edition of Replay Magazine (page 163), the industry's dominant trade magazine. This is further reinforced by the No. 1 ranking of this membership based tournament game. (Source: Replay Magazine Nov. 2000).



         Cyberdome's core group of users are school aged young adults between the ages of 14 and 18. Accordingly, peak times of use will typically revolve primarily around breaks in the school year. Revenues tend to increase at Christmas break, Easter break and Summer break, which is estimated to account for approximately 45-50% of total yearly revenue.



         The Company has developed its current strategy because management believes the amusement industry is going through a period of consolidation after experiencing negative growth over the past few years. One exception has been games that provide redemption, that is the player can win a prize and compete in tournaments. The expectation of winning either prizes or cash continues to be a significant motivator for players. In addition to obtaining membership through strategic partnerships, the Company intends to acquire "operator routes" (a geographic grouping of amusement devices) as a means of increasing its reach, providing members with play opportunities and generating significant cash flow. It will install tournament-enabled machines in the locations which are on these routes, thereby enabling the Company to potentially sign up new members and
generate  tournament  fees.   As of  the  date  hereof,  no  operator-  route
acquisitions have been finalized.



         Management anticipates that geographic groupings would be in major urban population centers, including cities and surrounding metropolitan areas, with extensive transportation capabilities, school districts, public facilities and populations with higher levels of discretionary income. There would also be a large number of facilities such as bars, restaurants, hotels, bowling alleys and malls that would be likely candidates for interactive amusement devices. Of the 212 Areas of Dominant Influence (ADI) in the United States, a geographical survey area created and defined by Arbitron, the Company expects to target up to the top fifty areas.

         Acquisition Strategy

         Pursuant to its acquisition strategy, the Company, through Gamecasters, intends to acquire other undervalued or distressed companies in the interactive amusement industry with a view to integrating their operations into Gamecasters to build increased value and provide for membership growth. Gamecasters also intends to acquire companies in the interactive amusement industry whose owners are seeking succession arrangements. It is a key element of the acquisition strategy that the acquired companies contribute to membership building and either be immediately cash flow positive or capable of achieving this in the short term. In addition, the Company is also seeking to acquire emerging, distressed or otherwise underachieving transaction-based companies (service, entertainment or other) that provide recurring revenue streams without a physical delivery of goods.

         In carrying out its acquisition plans, the Company will primarily use consultants and its own officers, directors and other personnel in identifying target acquisitions and performing due diligence on the prospective acquisition. The Company expects to fund the acquisitions with a blend of debt and equity financing. The Company anticipates the availability of vendor "take- back" financing on revenue producing equipment included as part of a proposed acquisition, whereby periodic payments would be made from proceeds of operation of the equipment.

         In most cases, the Company anticipates that the acquired companies will be privately held entities without fully audited financial statements, but a with reasonable accounting system. The Company will assess the auditability of the target company during its due diligence process and proceed ahead only if it is reasonably assured that such companies can be properly integrated into its reporting structure.

         The Company does not anticipate conflicts of interest in its targeted acquisitions. It is part of the Company's strategy to include owners of the proposed acquisition in the management structure of the new entity, where possible, to enhance the transition and maintain prior positive relations with customers and suppliers. It also maintains a self-interest in seeing to the success of the surviving entity. The Company does not anticipate any significant difficulties in combining the operations of the acquired companies since the intent is to acquire companies whose operational issues are similar to that of the Company.

         On July 18, 2001, the Company announced its intent to acquire Slopemaster, Inc., a privately held Canadian corporation. The Company is in the process of acquiring certain assets including, but not limited to Slopemaster's patented golf driving range simulation platform. The Slopemaster Platform simulates various golf course conditions with its unique turf rotating surface that simulates fairway, rough and heavy rough grass conditions. Negotiations with Slopemaster are ongoing and the Company has a reasonable belief that such an acquisition will be consummated.

Products and Services of Gamecasters

         The Gamecasters Players Club

         The Company plans to introduce during 2001 a membership program to be known as The Gamecasters Players Club ("GPC"). GPC will provide players with a permanent membership card and entitle the member to discounts on entertainment, participation in a membership loyalty program, use of the card at participating partner/affiliate locations, members only tournaments, club rankings with prizes for top players and a number of other benefits including discounts on gaming related merchandise.


         Since its inception at the Cyberdome facility in Ottawa, the GPC has enrolled approximately 4,000 members. When an individual first requests and purchases an interactive "play card"at some specified dollar level, the means by which the player may then access amusement devices for play, he or she is invited to join the GPC. At present, there is no additional fee for joining or term length, but the player must properly complete an application that provides name, address, age and other demographic data. The application is then processed and the player is included in the GPC database. A unique identifier is tied to the player so that his or her play and spending habits can be monitored through their play card. Certain benefits accrue to GPC members including, but not limited to discounts on future plays, eligibility for promotional offerings and input into selection of the facility's future offerings. Ultimately, the Company intends to extend the accessibility of the player card to other facilities owned by the Company or affiliated third parties.


         Operating Facility - Cyberdome

         The Company currently has a long-term lease agreement with an operating facility, which showcases all of its products and services. The Cyberdome facility located in Ottawa, Ontario, Canada is a fully functioning Family Entertainment Center. The facility provides the Company with a unique opportunity, not only to earn operating revenue but also to use the location as a beta site for all of its future products and services.


         Beta site is a common technical term used to indicate an organization or entity that tests hardware, software or other such systems for technical proficiency and problems prior to being released to a wider base of users and the marketplace. Typically, beta test sites are selected from a pool of established customers or volunteers familiar with the product, so that problems and technical deficiencies can be fixed prior to formal release.


         Amusement Devices

         The Company's Gamecasters subsidiary owns a variety of amusement devices which are networked through a Local Area Network and interface with an Internet enabled reporting system. The devices are accessed using a card system made by a third party supplier using the Company's own proprietary software ("CyberTrak") that enables the Company to track the activities of both GPC members and the devices. The devices include many popular current models of video games and some older, more established ones such as air hockey and pool tables. In order to play, players must buy a card that is credited with a specific amount of money. The card is then inserted into a machine and the appropriate amount is deducted from the card. The minimum and maximum amounts to buy a card are CND $5.00 and $20.00, respectively.


         Gamecasters Tournaments


         As stated in an article in Replay Magazine, providing tournament play is becoming a popular means to increase revenues in the industry and virtually all of the game manufacturers have introduced some tournament enabled machines. (Source: Replay Magazine, November 2000, page 163). In addition, older machines are being retrofitted to enable game scores to be captured and uploaded to a central computer in order to display these and create a ranking system. The Company intends to use its own machines, as well as making affiliate arrangements to allow its GPC members to play other machines.


         In order to attract members and provide them with compelling gaming opportunities, Gamecasters intends to provide gaming tournaments, both online and offline. Gamecasters has a number of strategic assets that it will employ in order to set up and grow a network of tournament machines. It intends to offer potential partners the use of its proprietary CyberTrak Management Information software as a means of attracting locations to participate and to include these locations in the Gamecasters Tournament Network. Each revenue source reinforces the primary goal of building membership in GPC while providing a number of benefits to industry operators as well as to GPC members. The operators will be offered, on a shared revenue basis, gaming equipment, a management software application (CyberTrak) that will potentially reduce expenses and increase revenues, a tournament network capability and referrals of GPC members to partner facilities.

         Gamecasters Online

         The Company intends to launch its registered website, gamecasters.com, in the first half of 2002, so that its members will have a place to check their tournament standings and also to provide members with a portal to online play opportunities. Gamecasters intends to become affiliated with the best online play sites and refer its members to these sites. In doing so, it hopes to generate referral fees from affiliated sites without the requirement to
develop its own online games.   Referral fees are generally 15% of the amount
of the transaction.


         Gamecasters.com is intended to become a comprehensive online database of entertainment software for consumers and gamerplayers. The site will be designed to have numerous features such as data on thousands of games, technical information, demos, and strategic links. It intends to feature all the normal elements of a product listing along with a Gamecasters rating representing a consensus of opinion of its members, thus providing the consumer with a much stronger directional indication of the product's rating.

         The target market for the site will be 15 to 35 year old male and female gamerplayers who would tend to play online games, console based games such as Sony, Sega and Nintendo, as well as enjoying playing at a land-based entertainment center. The content for the site will feature stories, news and information of interest to gamers and will also provide coupons, discounts and other incentives from affiliated locations to GPC members.

         Transaction Referral Fees

         Each time a GPC member conducts a transaction with a machine owned by the Company or an affiliate, the member will accumulate frequent player points. If the transaction occurs at an affiliate site, the Company will earn a referral fee on the transaction. These referral fees will occur both online, from affiliate websites, and onsite at physical locations. In order for physical sites to become Gamecasters affiliates, they will require a card reader for each machine, capable of reading the member information from the Gamecasters Member Card and transmitting this information to the Company. The Company expects that it will be required to fund and install this equipment in most affiliate locations along with the CyberTrak software in order to accurately account for game play and referral fee income. Since GPC members will normally already have game play credit balances on their card, the Company will pay the affiliate for the games played at the affiliate facility, less the agreed upon transaction referral fee. The Company also plans to install third party cash machines in each affiliate location that will enable members to credit their cards and allow new members to be issued cards.

Potential Gaming Market

         The interactive entertainment industry which includes arcades, gaming consoles and software, is an estimated to be an $18 billion industry and has been growing at about a 25% annual rate. (Source: Activision, Inc. Annual Report and International Development Group). Initially the Company will concentrate on the coin operated ("coin-op") portion of the market where it intends to install and/or convert machines to card operated, network enabled, tournament enabled machines. The Company's primary area of interest and growth will be in specialized arcade games such as tournament enabled games.

Distribution Channels

         The traditional distribution network in the coin-op industry depends on a network of distributors and operators who act as middlemen between the manufacturer and the locations in which the equipment will operate. The distributors represent various manufacturers in a specific territory, purchasing equipment, supplies and spare parts from the manufacturers and providing support to the operators or locations that they sell to. Operators buy the equipment from distributors and "place" the equipment in various locations on a revenue sharing basis with the location owners. In some cases the locations purchase the equipment directly from the distributors, thereby eliminating the operators. The benefits of the locations using an operator are principally financial since the location owners are not required to invest any of their cash in the machines and can have machines rotated on a regular basis in order to keep the gaming experience relatively fresh for their customers. The distribution chain is as follows:
Manufacturer ---> Distributor ---> Operator ---> Location.

         Manufacturers

         The coin operated amusement device industry is dominated by a handful of large manufacturers who are continually introducing new games. The largest of these are: Midway, Merit Industries, Namco, Intelligent Technologies and Sega.


         Although the Company does not intend to enter into the manufacturing portion of the business, it does intend to make its GPC card compatible with the standard reader devices of the major interactive amusement equipment manufacturers. This will allow members to play on a variety of machines in various geographical locations, thereby increasing the utility of the card and benefits to membership. Making cards compatible involves the process of producing one card that contains the codes for the most popular manufacturers, which includes magnetic strips and bar codes. Management anticipates that this task will be contracted to a third party.


         Distributors

         Distributors  operate in specific  geographic  areas and buy  equipment
from   manufacturers   that  they  resell  to  operators  and  locations.   Many
distributors also carry out the role of operators.

         Operators

         Operators are companies who install and service games including video games, pinball machines, pool tables and cranes at "street" locations such as hotels, taverns and restaurants. They may also run equipment on their own premises, "arcades" or "family fun centers". Operators employ route service and the deployment of technicians who install and repair equipment. Typically, operators are a vending company that sells services as opposed to products. The majority of operators are local, closely held companies, and generate the greater part of total vending sales. Management estimates that there are approximately 10,800 vending operations in the U.S. today, servicing approximately 1.2 Million locations with approximately 68% involved in some coin-operated amusement (Source: Vending Times).

         Family Entertainment Centers ("FEC"'s)

         FECs include location based entertainment centers( "LBE"'s), arcades and street locations. Based upon information provided by IAFEC, the International Association of Family Entertainment Centers, there are between 10,000 and 12,000 FEC's worldwide, of which 2,700 are in North America. In North America, there are approximately 571,000 games at locations with new installations approaching 77,000 per year. In addition, there are approximately 12,000 video arcades which provide gaming machines. FEC's and LBE's are larger locations, usually encompassing a restaurant and other amenities. Over 50% of them have in house computer systems, access to the Internet and card readers systems in order to capture player information. Arcades tend to be smaller locations with no computerization or Internet access and operate on a coin or token system.

         Owners of FEC's, LBE's and arcades tend to be local operators. There are fewer than 30 multi-location operators worldwide (Source: Amusement Business Magazine). Management believes that this provides Gamecasters with an opportunity to set up a network with these local operations through use of its CyberTrak system as well as providing equipment and technical expertise. These form the prime target locations for the Gamecasters Tournament Network and as potential partner locations where GPC members can visit for game play.

         The greatest population of machines are located at street locations. These are typically bars, restaurants, hotels, airports, and other public places. In 1999 there were approximately 510,000 video game machines installed in over 200,000 locations (Source: Vending Times). In order to network the machines at these locations, a simple phone line connection is used to upload game scores and play information on a daily basis.




         The Company's objective is to seek out and enter into affiliate/partnership arrangements with locations, installing CyberTrak and providing GPC members with opportunities for both tournament and regular play. There can be no assurance that the Company will be able to locate affiliate/partnerships, or that will be able to secure the necessary funding to complete such arrangements.

CyberTrak

         CyberTrak is a management and marketing software program that provides managers with a tool for managing an entertainment facility that contains amusement devices. The software is modular and includes: ticketing, scheduling, cash control, game control, inventory control, time clock, employee scheduling, employee management, membership management, standard and custom reporting, laser tag game scheduling, remote center management (Internet enabled reporting) and automatic email reporting. It is an integrated program that enables management, whether on site or remotely to monitor and receive hourly, daily, weekly, monthly or annual reports on all critical systems and provides alerts when problems arise. The software also monitors every machine and provides alerts when a machine malfunctions.

         The Company does not intend to sell the software but instead intends to license it as a marketing and revenue generation tool, installing it in partner locations for a share of increased facility revenue and savings. Partner locations will be required to move to a fully networked environment that will enable the software to monitor and report on the total operation.

Acquisition Strategy


         Management believes the coin-op video gaming business is going through a period of consolidation after experiencing negative growth over the past few years, except for games that provide redemptions and tournaments. This belief is based on information contained in the Vending Times Census of the Industry, issue 2000, an annual statistical survey of the industry. The expectation of winning either prizes or cash continues to be a significant motivator for players. Gamecasters seeks to acquire "operator routes" as a means of increasing its reach, providing members with play opportunities and generating significant cash flow. It intends to install tournament enabled machines in the locations which are on these routes, thereby enabling the Company to sign up members and generate tournament fees. It further intends to acquire other undervalued or distressed companies in the industry with a view to integrating their operations into Gamecasters to build increased value and provide for membership growth. In addition, Gamecasters intends to acquire companies in the industry whose owners are seeking succession arrangements. It is a key element of the acquisition strategy that the acquired companies contribute to membership building and either be immediately cash flow positive or achieve this in the short term.


Marketing Strategies

         In order to attract members to the GPC and enter into partnerships facilities, the Company intends to carry out a structured marketing program both offline and online. Under this plan, the Company intends to seek out and enter into joint ventures with game and peripheral device distributors. It is the Company's intention to leverage these relationships in order to make the GPC concept known to the target market. Distributors may benefit from the increased business generated through the partnerships established. In addition, the Company plans to attend trade shows and make direct contact with the location owners in order to generate interest in a partnership arrangement. Industry associations are expected to provide the Company with appropriate lead generation.

         To date, the Company has entered into preliminary discussions (under terms of a non- disclosure agreement) with one game distributor and one peripheral device manufacturer /distributor with a goal of entering into a partnership arrangement whereby these firms would market the GPC concept into the locations they deal with. The discussions are at an early stage and are not expected to result in a firm arrangement until at least fiscal year 2002.

         The Company also plans to enter into an online marketing campaign in order to drive traffic to the Gamecasters.com site once it is launched. The marketing campaign is expected to consist primarily of viral marketing, search-engine positioning, public relations, banner advertising and email marketing. The Company also intends to enter into reciprocal advertising arrangements with partner sites and utilize an affiliate program. This program is at an early stage and is not expected to generate any income during the 2001 fiscal year.

Competitors

         There is significant competition in the interactive entertainment industry, particularly at the manufacturing and distribution levels. Although the Company does not intend to compete in these areas, it may encounter both manufacturers and distributors in areas where it intends to introduce tournaments. In the process of installing a tournament network, it may encounter the following potential competitors:

         * Midway Games Inc. (NYS:MWY) is a designer, publisher and marketer of interactive entertainment software played in both the coin-op and home video game markets. Midway has stated that it intends to introduce a coin-op interactive video game playing network technology, allowing players to play in a tournament format to compete for prizes.

         *        Merit  Industries is the leader in coin-op  touchscreen  games
                  and  has  stated  that  it  will  be   introducing  an  online
                  tournament system in the future.

         * UWink.com is a relatively new private company that offers an upgrade kit for sale to operators that, when installed, enables used machines to be used in tournaments.

         * Namco is the largest owner/operator of games and amusement locations in the United States, operating over 350 mall arcades and 400 other locations. Namco owns and operates nearly 30,000 games, many of which are provided by its games manufacturing division, although they purchase from many other manufacturers. Namco sponsors contests and tournaments.

         * Intelligent Technologies is the coin-op industry's leader in online connectivity through their International Tournament System's Golden Tee Fore! Tournaments. Intelligent Technologies is also branching out from golf games to hunting and other games which lend themselves to tournament play

         It is the Company's intention to avoid direct competition with larger, more established companies and instead to form alliances in order to bring players to the machines and networks in exchange for a transaction fee.

         At present, it is management's belief that no company in the industry has focused its attention or its programs solely on the customer. The industry has tended to focus on equipment and placements at specific locations, rather than the customers. In a coin-operated environment, the ability to track customer play or preferences in order to customize offerings to that customer has been limited. It management's belief that if the Company can provide locations and operators with customers, they will be willing to share the revenue. The Company's intention is to build a membership base of players who can then play without regard to the specific location. This will potentially enable the Company to deliver a large group of players to partner locations and still track their individual preferences.

Year 2000 Risks


         The Year 2000 issue results from a computer industry-wide practice of representing years with only two digits instead of four. Beginning in the year 2000, date code fields need to accept four digit entries to distinguish twenty-first century dates from twentieth century dates (2000 or 1900). As a result, computer systems and/or software used by many companies needed to be upgraded to comply with such Year 2000 requirements. Through September 2001, the Company has not experienced any significant problems associated with the Year 2000 issue nor has it been made aware of or experienced date related problems with any third-party software. Although it appears that the Year 2000 issue will not have a significant adverse effect on the Company, it continues to monitor the Year 2000 compliance of its internal systems. Undetected errors in its internal systems that may be discovered in the future could have a material adverse effect on its business, operating results or financial condition.


Employees


         As of the date hereof, the Company has two full-time employees functioning in administrative positions and two senior management positions operating on the basis of consulting agreements. It also uses other consultants and advisors to provide a variety of professional and advisory services to management on an as-needed basis. The Company has entered into a consulting agreement with its former Chief Operating Officer to supply advisory services to management in regulatory matters. It has also entered into a consulting agreement with 888258 Ontario Ltd. for the management and advisory services of Eric Hutchingame and with Willabeth Capital for the services of Mr. William Baker. Management intends to hire additional qualified employees as business conditions warrant and as funds are available. The Company's primary operating facility , Cyberdome, employs approximately twenty-five full and part time employees in its operations.


         Prior to the sale of E-Casinos and acquisition of Gamecasters, the Company had four full-time employees functioning in senior management and marketing positions. The Company primarily used consultants and advisors to provide other, mostly "part-time" services, required for its operations. The Company entered into a consulting agreement with its former Chief Operating Officer to supply guidance and advisory services to management in matters related to the on-line gaming industry.

         The Company entered into a certain licensing agreement with SSII as an initial means of developing its service offerings and, accordingly, relies upon the work performed by its licensing partner. See "Item 1 Description of Business
- Business Development". As the Company's new business becomes more fully developed, it is anticipated that the Company will hire additional qualified personnel consistent with workload requirements and as business conditions warrant.

Trademarks

         The Company has received notice from The United States Patent and Trademark Office of its approval of "E-CASINOS" as a registered trademark. The certificate of registration (Service Mark Reg. No. 2,018,862) was issued on October 28, 1997 by the U.S. Patent and Trademark Office. The registration covers entertainment services, namely providing on-line casino style gaming services accessed via a computer network. This registration will be canceled by the Commissioner of Patents and Trademarks after six years unless, prior to the end of the sixth year following the date of registration, the Company files with the U.S. Patent and Trademark Office an application for renewal. The Company is licensing its trademark to Nexus and fully intends to maintain its registration and to defend its trademark in the on-line gaming industry. The Company no longer intends to be directly involved in the on-line gaming industry and therefore intends to either further license or sell this trademark.

Research and Development

         The Company has relied upon the developers of the technology, which it has acquired or licensed to carry out the research and development related to the particular technologies. Thus, during the most recent three fiscal years, the Company did not expend any material funds directly on research and development related to the Company's entry into the Internet gaming business or its interactive gaming (non-gambling) business.

         The Company has relied on consulting agreements with (i) Silk Road Communications, Inc., represented by Victor Jung, the Company's former Vice President of Technology, and (ii) Mr. Arthur Rosenberg, a former officer, to monitor and review its licensed technology, as well as keeping the Company appraised of new industry developments in the Internet and on-line gaming business. Mr. Jung's agreement was terminated in the first quarter of 2001. The Company has also entered into additional consulting agreements related to its acquisition of Gamecasters. See Item 6 - Consulting Agreements. As of the date hereof, management has made no estimates as to the extent of any future research and development expenditures.

         The Company has an understanding with Tim McRae, chief architect and developer of the CyberTrak Software, to provide on-ongoing development efforts on CyberTrak and to also provide guidance on technology matters related to the Company's business development.

         Management anticipates that in the future it may expend funds for ongoing research and development of new products and to enhance existing ones. As of the date hereof, management has made no estimates as to the extent of any future research and development expenditures.

Government Regulation

         There is no specific provincial or local governmental approval required in order to operate an amusement type facility such as Cyberdome. However, specific rides such as motion simulators may require safety certifications and compliance with certain local authorities. Any such amusement rides offered by Cyberdome will be certified prior to its use. The business is also subject to the normal provincial and municipal regulations and by-laws that all businesses are subject to.

WinJunction

         In late 1999, Eric Hutchingame, through 888258 Ontario Ltd. ("888"), approached the Company to pursue a variety of business opportunities. The Company entered into a non- disclosure agreement with Mr. Hutchingame so as to protect the intellectual property rights to his business concepts, one of which was an online gambling portal named WinJunction. Concurrently, the Company also began discussions to pursue to the acquisition of a related company, Cyberdome Entertainment Inc. ("CEI"). CEI planned to pursue this gaming portal concept and began negotiations with Aptech Limited of India to initiate development of the web site. In consideration of the planned acquisition of CEI, it was deemed preferable for the Company to directly enter into a memorandum of understanding with Aptech Limited for the development of the WinJunction web site. The Company's status as a public company also made the partial arrangement for "stock in lieu of cash" more viable to Aptech.

         Ultimately, the parties decided that the WinJunction business model proffered by Mr. Hutchingame merited its own company and 888 incorporated WinJunction as a private Nevada corporation, wholly owned by 888. To date, there have been no material financial transactions for WinJunction. In consideration of the cash and stock put forth by the Company approximating $101,000 pursuant to the arrangement with Aptech, the Company would be entitled to 60% of the common stock of WinJunction once the web site development was accepted by the parties. Should the parties not accept the development web site, it is unlikely that the 60% acquisition would occur and the Company would retain the rights to the development effort.

         Delays in completing the WinJunction project have resulted primarily from the late delivery of the test site by Aptech Worldwide, Inc. and the extensive testing program that was necessary to ensure the site operated according to the detailed specifications. In addition, the complexity of the development has required additional manpower testing beyond the original expectations of management. Also, in the course of the acceptance testing, the Company's principal project consultant left the employ of the Company and had to be replaced. There was a further delay in finding and bring the replacement up-to-speed with the prior development process. The Company has experienced some delays in communicating and discussing program fixes and developments due to the long distance issues arising between a cooperative development in various parts of the world. Financing constraints have also contributed to delays in that staffing of additional support personnel have been deferred. The Company estimates that the web site is approximately 95% complete with respect to initial introduction and continues to work with Aptech to deliver a final product.

         The market for online communities has changed dramatically since the Company's initial press release regarding the project on May 25, 2000. With online advertising revenues declining, it is unlikely that the Company would create and launch the anticipated number of sites and the $1 million figure may no longer be realistic. The agreement with Aptech is on a project by project basis and therefore the Company has no requirement to create and launch sites until and unless they are economically viable. The next site contemplated under the arrangement would be the Gamecasters.com site which is planned for mid 2002. It is expected that Aptech would provide technical programming for the site, assuming that their cost was competitive, as part of a cooperative development with the Company.

         On December 11, 2000, pursuant to a marketing/research agreement with Wiremix Media, Inc., a Vancouver, BC, based company, the Company authorized the conversion of $10,250 in equivalent services into 67,034 shares of authorized but unissued common shares of the Company's stock. The Company has completed its contractual obligations with Wiremix and, pending the launch of WinJunction, has no definitive plans to enter into other arrangements at this time. On March 1, 2001 Wiremix merged with NextLevel.com Inc., a full service Internet company offering similar services. The Company continues to maintain a relationship with Wiremix and may elect to do business in the future at its discretion.

         Online Gambling

         The growth of online gambling over the past three years has been the result of rapid growth of the Internet. E-gaming combines this fast growing media with the very lucrative gambling and wagering market. Internet wagering began in 1996 in locations such as Dominican Republic, Antigua and Venezuela.

         E-gaming encompasses an array of different gaming options including casinos, bingo, thoroughbred wagering, keno, lotteries and sports betting.

         The target market for the WinJunction website includes serious, casual and beginning gamblers who seek information and guidance. It is often difficult for a player to determine where to play without doing substantial research. Search engines and directories provide little information to assist players and thus there is a market opportunity for sites that cater to this market.

         From the list of over 700 sites that it currently has catalogued, the Company will select up to 50 of the best as affiliates for potential members. Virtually all e-gaming sites have affiliate programs that provide the affiliate with a portion of the amount which the player "drops" at their site. Typically this ranges from 25% to 50% of the drop, depending upon volume.

         Competition

         There are a number of sites that cater to gamblers and provide information, advice and content. The top eight sites that the Company would view as competitive are:

         1. Casino.com
         2. Vegascorner.com
         3. Gamblinks.com
         4. VirtualVegas.com
         5. Gambling.com
         6. Gamemasteronline.com
         7. Winneronline.com
         8. RGTOnline.com

         Each of these provides content, links and advertising. Some of them encourage visitors to join as members.

         The Growth Plan

         The Company plans to use a loyalty program, draws, prizes, and giveaways, as incentives for enrolling. In addition, a host of member benefits will be included such as gambling ombudsman who will intervene to assist members, preferential treatment at associated physical casinos and discounts on a range of books, tapes and merchandise.

         The Site

         The site will contains five main elements:

         1. Information and training
         2. Direction and Guidance
         3. Interaction with Other Members
         4. Opportunities to Win
         5. Entertainment

         The unique selling proposition for the site will be the ability of members to regain a portion of any amounts they spend at affiliated casinos. To the best of management's knowledge, no other gambling portal offers this feature. Details on this program will be provided when the site is launched during fiscal 2001.

Risk Factors Relating to the Company's Business

         Because of the nature of the Company's business, it encounters many risk factors . Each of the factors set forth below could adversely affect the business, operating results and financial condition of the Company.

         Possible Difficulties from Operations in Foreign Countries

         Some of the Company's business is being conducted in foreign countries which may encounter unfavorable economic or political situations. Also, some of these countries do not have highly developed telecommunications infrastructure which can result in overloaded lines, slow speed of electronic traffic, and a potential for break-downs. Thus, because of the nature of the its business, potential telecommunication problems could have an adverse effect on the Company.

         Failure to Respond to Rapid Technology Change Could Have Adverse Effect on the Company's Business Results

         The Company's business involves operations on the Internet, a fast growing and rapidly changing industry. Internet technology, commercial applications and on-line users are constantly evolving. If the Company is unable to respond to rapid changes involving the Internet and its technology, the Company's business could be adversely affected.

         Potential Technology Failures Could Cause System Interruptions and Force the Company's Websites to Shut Down

         The Company's Internet business is dependent on the efficient and uninterrupted operation of its computer and communication hardware and software systems. System interruptions that cause the Company's websites to be unavailable or that reduce the ability to process transactions could materially and negatively affect the Company's business, operating results and financial conditions. Interruptions could result from natural disasters as well as power loss, telecommunications failure and similar events. Although the Company has experienced occasional short-term interruptions, it has not developed a formal disaster recovery plan in the event of a prolonged interruption.

         On-line Security Breaches Could Cause Business Interruptions and Have an Adverse Effect on the Company's Operations and Revenues

         Although the Company intends to employ on-line security systems, on-line security breaches could negatively impact the Company's on-line business. See "Insurance" heading above. To protect confidential information, the Company relies on encryption technology, which transforms information into code designed to be unreadable by third parties. The Company also employed authentication technology that used passwords and other information to prevent unauthorized persons from accessing a customer's information. If a person circumvents existing security measures, that person could misappropriate confidential information about the Company, its customers, or cause interruption in operations. Security breaches that result in access to confidential information also could damage the Company's reputation and expose the Company to a risk of loss and liability. Additionally, the Company may be required to make significant expenditures and expend considerable effort and time to protect against security breaches.

         Improper Use by Customers or Non Payment Could Reduce Revenues and Create to Liability for Unauthorized Use

         As with most on-line providers, there exists a risk of use by unauthorized persons or by persons that do not pay for the services or goods offered. Because the Company offered gaming services on its websites, there were special considerations. These included the use by unauthorized persons, particularly by a minor or by a person in a jurisdiction when such use is prohibited. Improper use or fraudulent activities could cause monetary loss to the Company and create potential legal liabilities. For its Internet gambling business, the Company relied on its on-line gaming provider, SSII, to employ a registration process that establishes and confirms the identity of the prospective player. This process was designed to screen out minors and other undesired applicants prior authorizing gaming activities. There also is a risk of not being able to collect funds from a player on the Company's website. The Company required a potential player on its website to first place funds "on-account" with the Company prior to the initiation of any gaming activities for real money. As a player loses, those funds are debited from their funds account and transferred to the Company's account. On occasion and for various reasons, a player may claim that their gaming activities were not authorized and may request a chargeback on their debited funds. Because the Company placed monetary limits on its customers, it found it expedient to authorize such a chargeback and not contest the claim in order to prolong a dispute. In such an event, the account holder would then likely be voided from future play.

         Legislation Adverse to On-Line Gaming Could Curtail Development of the Company's Business

         Gaming activities are stringently regulated in the United States and most other developed countries. Because of the Company's gaming activities offered over the Internet, it is subject to applicable laws in the jurisdictions in which it operates. Some jurisdictions have introduced regulations to attempt to restrict or prohibit Internet gaming, and other jurisdictions have adopted, or are in the process of reviewing, legislation to regulate Internet gaming. Currently, there is uncertainty regarding exactly which government has jurisdiction or authority to regulate or legislate with respect to various aspects of Internet gaming. There is the possibility that some or all jurisdictions may take action to more severely regulate, or even prohibit, Internet gaming operations in their jurisdictions. The uncertainty about present and future regulation of Internet gaming and potential new legislation could have had a material adverse effect on the Company's business, revenues, operating results and financial condition. However, the Company is no longer in the Internet gaming business.

         Company May Find It Difficult to Locate and Finalize Acquisitions That Will be Profitable and Advantageous for the Company

         The Company's stated acquisition strategy is to acquire undervalued or distressed companies in the interactive amusement industry with a view to integrating their operations into Gamecasters. There can be no assurance that the Company will be able to locate and acquire any businesses that will be compatible to Gamecasters' operations and ultimately prove profitable to the Company. The Company may also encounter difficulty if finding adequate funding on favorable terms to make future acquisitions of distressed companies and, if such acquisitions can be finalized, the Company may not be able to make profitable a business that may have a history of distress and losses.

         Changing Technology and Customer Preferences May Make it Difficult for the Company to Maintain a Profitable Operation of Its Gamecasters Subsidiary

         Gamecasters is involved in the interactive amusement industry which includes operating a variety of virtual reality simulators and video gaming equipment. These products are subject to rapid technological change and it is important that the Company is able to maintain state-of- the-art equipment incorporating the latest hardware and software technology. Failure to keep pace with its competition could result in a loss of business and severe economic losses. Also, Gamecasters' primary customers are typically young and/or are students. Accordingly, the Company must continue to provide games and equipment that are appealing to these groups, and a failure to do so could result in a severe negative effect on the Company's business.

         Competition Could Negatively Effect the Company's Business

         The Company's engages in a highly competitive and rapidly changing business. The Company faces such competition on a regional and international basis in those jurisdictions in which it operates. Additional competitors may also enter the market and competition may intensify. Some of these competitors have substantially greater financial resources than the Company. These entities generally may be able to accept more risk than the Company prudently can manage, including risks with respect to the creditworthiness of customers and evolving technology.

         Short Operating History Could Lead to a Lack of Profitability and Lack of Business Growth

         The Company has a short operating history and is deemed to be a development stage company in the early phases of operation. Its likelihood of success must be considered in light of the many unforeseen costs, expenses, problems, difficulties and delays frequently associated with new ventures. Also, there is no assurance that the Company's business ventures will be successful or that it will be able to attract and retain sufficient customers and clients to attain its goals. The Company anticipates that its operating expenses will increase substantially as its business expands and there will be a greater need to generate significantly more revenues to achieve profitability. There is also the possibility that the Company will have to secure future funding, either debt or equity, in order to finance its activities. There can be no assurance that any such funding will be available to the Company or, that if it is, it will be available on terms favorable to the Company.

         Concentration of Share Ownership Gives Control of the Company to a Small Group

         The Company's directors, executive officers and other principal shareholders own approximately 70.8 % of the Company's outstanding common
and  convertible  preferred  stock as of September  30, 2001.   As a result,
these persons possess significant influence over the Company on matters including the election of directors. This concentration of share ownership may:
(i) delay or prevent a change in control of the Company; (ii) impede a merger, consolidation, takeover, or other business involving the Company; or (iii) discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company.


         Difficulties in Future Funding Could Hinder Growth and Development of the Company's Business


         In the past, the Company has financed much of its operations from borrowing and from the sale of its securities. Since 1994, the Company has issued 38,891,040 shares of common stock upon the conversion of debentures, settlement of debt, and exercise of warrants issued in connection with debentures and settlement of debt. Additionally, the Company has issued stock purchase warrants to acquire an additional 14,376,334 shares in exchange for various services and consulting activities. None of these warrants have been exercised. It is unlikely that these funding sources will be sufficient to satisfy the Company's future, increasing financing demands. Accordingly, the Company may have to seek additional funding from other outside sources. There can be no assurance that outside funding will be available to the Company at the time and in the amount to satisfy the Company's needs, or, that if such funds are available, they will be available on terms favorable to the Company. If the Company issues additional shares of common stock, current shareholders may experience immediate and substantial dilution in their ownership of Company shares. In the event the Company issues securities or instruments other than common stock, it may be required to issue such instruments with greater rights than that currently possessed by holders of the Company's common stock. In 1995, the Company issued 3,200,000 shares of common stock for the acquisition of Tessier and, in 2001, the Company issued 20,000,000 shares of common stock and 10,000,000 shares preferred stock for the acquisition of Gamecasters. Also in connection with the Gamecasters acquisition, the Company issued stock purchase warrants for the purchase of 20,000,000 shares of the Company's preferred stock.


         Continuing Losses Creates Concern Whether the Company Will Be Able to Continue as a Going Concern

         The Company has incurred operating losses since its inception and has not established a source of revenues sufficient to cover its operating costs. For the years ended December 31, 2000 and 1999, the Company had net operating losses of $997,424 and $1,103,123, respectively. The Company's management and independent auditors have included a footnote in the Company's consolidated financial statements for the periods ended December 31, 2000 and 1999 stating that because of the Company's continued losses and need for additional funding, there is substantial doubt as to whether the Company can continue as a going concern. See Note 5 to the consolidated financial statements.






         Limited Public Market for the Common Stock May Create a Lack of Liquidity for Shareholders

         The Company's stock is traded on the "pink sheets" and its securities are quoted and traded by broker-dealers. This may severely limit the liquidity of the trading market in the Company's shares and have an adverse effect on the price of the shares. Accordingly, there can be no assurance that an active trading market in the Company's shares will be sustained.

Risk Factors and Cautionary Statements

         This Registration Statement contains certain forward-looking statements. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: the possible success of the Company's websites, the effect of future legislation on the Internet gaming business, the ability of the Company to fund its current and future projects and its ability to meet its cash and working capital needs, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission.

Item 2.  Management's Discussion and Analysis or Plan of Operation

         The following information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in the Form 10-SB.

Overview

         The Company is a development stage company and has incurred losses from its inception through December 31, 2000. From 1995 to March 2001, the Company was engaged in the development, acquisition and licensing of certain computer based technology designed to ultimately offer a full range of casino-style gaming, entertainment, information and financial transaction services over the worldwide Internet.

         In March of 1999, the Company entered into a nonexclusive software license agreement with Starnet Systems International Inc. ("SSII"), to provide the Company with a complete turn- key computer hardware, software and customer support package for the operation of one or more on-line casino websites. In July 1999, the Company established a corporation to operate said on- line casinos under the authorization of the Government of Antigua and Barbuda. E-Casinos International was incorporated as a wholly owned subsidiary of the Company. Pursuant to this incorporation, E-Casinos International was granted an Offshore Virtual Casino Wagering license in July of 1999 by the Free Trade & Processing Zone of Antigua.

         In conjunction with the SSII license agreement, the Company established a website (www.asiacasino.com) to conduct initial gaming operations. The Asia Casino website and Sportsbook became operational in July of 1999 and began marketing and accepting wagers from various jurisdictions around the world (primarily targeted to Asia) with the exception of the United States and Canada. Revenues have been derived primarily from the operation of E- Casinos International.


         On March 8, 2001, the Company sold E-Casinos International to Nexus Marketing, Inc. for $350,000 less accounts payable and accrued liabilities of $160,000. Under the terms of the Agreement, the Company has agreed to receive the $190,000 balance based on a percentage of gross revenues generated by E-Casinos International. The $190,000 was recorded as a deferred gain on disposition of subsidiary company and revenue will be recognized in the future as funds are received by the Company.


         Also, in February 2001, the Company purchased Gamecasters that is engaged in the business of acquiring distressed and undervalued transaction based companies in order to develop these business opportunities to their full potential. The Company's primary area of interest is transaction based businesses that provide a recurring revenue stream from any transaction that does not involve physical delivery of goods. Transactions occur through the use of a wide variety of devices including, Internet access machines, Internet websites, amusement devices, cash machines and public phones.

         In order to generate future transaction based revenue, The Company intends to become involved in a number of markets, each of which has its own unique characteristics and the potential for large numbers of transactions. In the short term, the Company intends to establish a significant position in one of these; the interactive entertainment industry. In order to create a common marketing theme, the Company intends to introduce a membership program for its customers in order to establish a permanent relationship. The program is intended to allow members to enter into a variety of transactions with various channel partners through the use of a multi-purpose membership card.


         In the past, the Company has not established a source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. The Company intends to seek additional financing through private placements of its securities, although there can be no assurance that the Company will be successful in any such funding. The Company anticipates that it will begin to realize cash flows from its interactive entertainment operations during fiscal 2001 and that it expects to need from $850,000 to $2,000,000 of funds for operations and expansion in 2001. However, unless the Company is able generate revenues and/or raise sufficient capital to finance its operations in 2001, there is substantial doubt about its ability to continue as a going concern.

         The Company anticipates that its cash needs will not exceed $2,000,000 per year for the near future with respect to its corporate growth strategy.

Results of Operations

         Information is presented for the Company's most recent two fiscal years ended December 31 and the six month period ended June 30, 2001.

Fiscal Year Ended December 31, 2000 Compared to Fiscal Year Ended December 31, 1999

         On February 16, 2001, The Company completed an agreement with the shareholders of Gamecasters to acquire all of the issued and outstanding common shares of Gamecasters. For financial statement purposes, Gamecasters is considered the accounting acquirer. Thus, the historical statements of Gamecasters have become the historical financial statements of the Company. On March 8, 2001, The Company sold its primary operating subsidiary, E-Casinos International, to Nexus Marketing, Inc. and thereby discontinued its online gaming business. Consequently, the information provided below is presented separately for the continuing and discontinued operations.

         Gamecasters, Inc. was incorporated on December 12, 2000 and subsequently acquired certain video games and equipment. On April 1, 2001, Gamecasters entered into a long-term revenue sharing agreement with Cyberdome Entertainment Inc. in exchange for the use of Gamecasters' video games and equipment. The Cyberdome agreement currently represents the primary revenue generating operations of the Company. As the revenue sharing agreement was only entered into as of 2001, no revenues were recorded for continuing operations for fiscal years ended December 31, 2000 and 1999.

         The Company realized revenues of $169,919 from its discontinued online gaming operations during fiscal year ended December 31, 2000 as compared to $29,710 for fiscal year ended 1999. The Company first began gaming operations for real money in the latter half of 1999, as it elected to terminate its previous software licensing arrangement with CWH and seek other suitable licensing arrangements. A new software licensing arrangement with SSII was secured in 1999. Revenues for 1999 effectively represent only a five month period of operation. Cost of sales for 2000 were $55,341 or 32.6% of revenues compared to $10,232 or 34.4% for 1999. Resulting gross margin for 2000 was $114,578 as compared to $19,478 for the limited year period in 1999. Cost of sales includes royalties (payable to SSII) incurred on gambling activities and bank discount fees incurred by the Company for the acceptance of credit cards. The percentage decrease in cost of sales was attributed to achieving economies of scale for a full year of operation in 2000. In addition, expenses incurred by its E-Casinos subsidiary, directly associated with operating its online gaming business, increased to $215,231 in 2000 from $84,003 in 1999. The increase was attributed to the Company operating its business for the full year in 2000 as opposed to only five months in 1999 and includes amortization of the Company's gaming and software license fees amounting to approximately $108,000 in 2000 and $25,000 in 1999. General and administrative expenses for fiscal year 2000 decreased 17.4% to $860,252 from $1,041,617 for the comparable period in 1999. This decrease is primarily attributed to a reduction in advertising and promotion expenses to a level approximating $50,000 in 2000 as compared to $287,000 in 1999. The advertising and promotion figures relate to expenditures for both online gaming advertising and promotion of the Company to the investment community. The Company attempted to achieve economies of scale through use of joint promotional activities that highlighted both the Company and its gaming business. Online gaming advertising expenditures were materially reduced in 2000 as the Company shifted over to Internet-based advertising, which was considerably less expensive than other conventional means. The Company allocated substantially less resources to promotion of its Asia Casino website consistent with the Company's business decision to ultimately transition away from online gambling.

         Depreciation and amortization for continuing operations increased only marginally in fiscal year 2000 to $37,172 from $36,506 for the comparable period in 1999. Depreciation and amortization for both years primarily include depreciation on office equipment and leasehold improvements.

         The Company also had interest expense of $746,233 in fiscal year 2000 compared to $424,938 for the same period in 1999. The interest expense in both years resulted primarily from payment of interest on monies advanced to the Company in the form of a convertible debenture, and the issuance of debentures and warrants at less than market value. The Company recorded $400,000 in interest expense in 1999 to reflect the debt conversion/warrant component of a $1,000,000 convertible debenture. The 1999 debenture was convertible into shares of the Company's common stock at $0.20 per share, which amounts to a $0.04 difference in the price of the stock at closing on the date of issue. The $400,000 reflects the difference in fair market value of the stock should the entire debenture be converted.

         On April 3, 2000, the Company issued a convertible debenture to VanAus Investments Ltd. for principal advances made to the Company from January 1 through March 31, 2000 totaling $342,488. The debenture bears interest at 12% per annum and was convertible into restricted common stock at $0.15 per share, which was $0.0375 per share less than the trading value of the Company's unrestricted common stock on the date of issuance, and carried an attached warrant giving the holders the right to purchase one share of restricted common stock at $0.15 per share. Interest expense of $26,556 was recorded on the debenture during the nine months ended September 30, 2000. The Company also recorded a discount on the convertible debenture to account for the beneficial conversion features of the debenture. During 2000, the company recognized additional interest expense of $324,488 as a result of amortization of the discount.

         On December 1, 2000, the Company cancelled the aforementioned April 3rd debenture and issued a new convertible debenture including the principal amount of the original debenture along with accrued interest and additional advances totaling $401,099. An additional amount of $25,000 was advanced to the Company on December 4, 2000. The new debentures were convertible into restricted common stock at $0.06 per share, which was equal to the value of the Company's unrestricted common stock at the time of issuance, and carried an attached warrant giving the holders the right to purchase one share of restricted common stock at $0.06 per share. During the year ended December 31, 2000, the Company recorded additional interest expense of $362,203 and $25,000, respectively to reflect the amortization of the discount on the new convertible debenture to account for the beneficial conversion features of the debentures.

         The Company's loss from continuing operations declined 16.8% to $897,424 in 2000 as compared to $1,078,123 for the comparable period in 1999. The decline in loss for continued operations was attributed to the transition by management of its strategic focus away from operations of the online gaming business to that of evaluation of new business opportunities. The Company's loss from discontinued operations (and net loss) increased $36,128 from $64,525 in 1999 to $100,653 for the same period in 2000. Results for discontinued operations reflect the gambling related operations of the E-Casinos online gaming subsidiary and its direct expenses. The increase in loss for 2000 was primarily attributed to the increase in expenses resulting from a full year of operation and the additional amortization of license fees over the twelve month period.

         The Company experienced a 32.4% decrease in net loss from continuing operations of $936,780 for its fiscal year ended December 31, 2000 compared to a net loss of $1,386,173 for the comparable period in 1999. The decrease in net loss is primarily attributable to a reduction of $181,365 in general and administrative expense in 2000 compared to 1999 and an increase of $567,959 in realized and unrealized gain on the Company's marketable securities in 2000. The improvement was offset somewhat by an increase in interest expense of $321,295 resulting from the beneficial conversion features of debentures issued in fiscal year 2000.

         Three Months Ended June 30, 2001 ("Second Quarter of 2001") and Six Months Ended June 30, 2001 ("First Half of 2001")

         On February 16, 2001, the Company completed an agreement with the shareholders of Gamecasters to acquire all of the issued and outstanding common shares of Gamecasters. For financial statement purposes, Gamecasters is considered the accounting acquirer. Thus, the historical statements of Gamecasters have become the historical financial statements of the Company. As a result, a comparison of the Statement of Operations for the periods ending June 30, 2001 and June 30, 2000 is not meaningful to an understanding of the Company's relative performance. Accordingly, only results from the Company's first six months of 2001 will be discussed. Information presented on operations of the Company's online gaming subsidiary, prior to its sale on March 8, 2001, is discussed separately

         Prior to the reverse merger, the Company was engaged in the development, acquisition, and licensing of certain computer based technology designed to ultimately offer a full range of casino style gaming, entertainment, information and financial transaction services over the Internet.

         The Company's primary area of interest is transaction-based businesses that provide a recurring revenue stream from any transaction that does not involve physical delivery of goods. Transactions occur through the use of a wide variety of devices including Internet access machines, Internet websites, amusement devices, cash machines and public phones. All of these devices share a common characteristic in that they provide a service for a fee. The Company's proprietary transaction network and management software--Cybertrak--is being used as the primary tool for integrating and managing transaction based opportunities. To date, the Company has focused on transactions involving amusement devices, such as arcade style video games.

         Gamecasters, the Company's primary operating subsidiary, was created in December 2000 and, accordingly, conducted only limited operations during the first three months of 2001. The Company began recognizing revenue from Gamecasters' operations in April 2001. Gamecasters owns a variety of virtual reality simulators, video gaming equipment, certain intellectual property rights and proprietary CyberTrak software technology designed for use in industries where it can replace coin-operated devices and transform them into networked devices. The Company is currently focused on introducing its coin-operated replacement system in Family Entertainment Centers ("FEC's"), other amusement centers and theme parks. Gamecasters also owns restaurant equipment, computer equipment, sound equipment, laser tag arena equipment and card reader equipment. The equipment is currently located in an FEC in Ottawa, Ontario, Canada that also acts as the Company's test site for its Cybertrak network and management system.

         During the month of April 2001, the Ottawa FEC facility was operated by Cyberdome Entertainment, Inc. ("Cyberdome") under a revenue sharing agreement with the Company. Pursuant to the agreement, Gamecasters would receive 50% of net revenues from the operation of the facility in exchange for Gamecasters providing the equipment and the use of its other assets. As of May 1, 2001, the Company terminated its revenue sharing agreement with Cyberdome and assumed full operation of the Ottawa facility. The Company now receives 100% of the revenues generated by the facility. In connection with the termination of the revenue sharing agreement, the Company acquired the long-term lease agreement for the Ottawa facility, previously held by Cyberdome, and agreed to fund the payment of certain approved Cyberdome liabilities to a maximum of $75,000 plus the cancellation of $40,941 in receivables owed to the Company by Cyberdome for an aggregated acquisition cost of $115,941.

         The Company realized revenues from its interactive amusement operations of $96,150 during the second quarter of 2001. This aggregate figure represents the 50% revenue recognition methodology for April 2001 and 100% revenue recognition for the months of May and June. There were no revenues recorded in first quarter of 2001 as revenue recognition did not initiate until April of 2001. Consequently, total revenues for the first half of 2001 totaled $96,150. The Company anticipates that revenues will increase over the coming months due to the FEC's peak summer operating period and because the 100% revenue recognition methodology will apply for the full reporting period.

         Cost of Sales for the second quarter and first half of 2001 totaled $3,865 or 4.0% of total revenues. Cost of sales is not considered to be a material element in the operations of the transaction based interactive amusement business and is expected to remain at a non meaningful level for the remainder of the year.

         Revenues generated by the Company's discontinued operations of its online gaming subsidiary totaled $2,982 during the period February 17 to March 8, 2001, which represents the period from date of merger with Gamecasters to the sale of the E-Casinos International subsidiary. Such revenues, less chargebacks and other liabilities amounting to $9,203, were accounted for as a loss from discontinued operations of $6,221 in first quarter of 2001.

         General and administrative expenses for the second quarter and first half of 2001 totaled $88,280 and $101,154, respectively. Salaries and consulting fees for the second quarter and first half of 2001 amounted to $128,164 and $183,911, respectively. These expenses and fees are attributed to the commencement of full operations of Gamecasters in April 2001 and an increase in corporate level activity. The Company anticipates that these levels will remain constant for the foreseeable future unless other transaction-based revenue opportunities are realized. Depreciation and amortization expense for continuing operations for second quarter and the first half of 2001 totaled $61,308 and $115,983, respectively. The Company anticipates this level of depreciation and amortization will continue at a consistent level for the foreseeable future primarily based on the five-year straight-line depreciation model for Gamecasters' operating equipment.

         The Company's loss from operations for the second quarter and first half of 2001 was $185,467 and $308,763, respectively. The losses are primarily attributed to the increased operating expenses resulting from the Company commencing full scale operations of its Gamecasters subsidiary in April 2001, the initiation of depreciation on the interactive amusement assets and the increase in personnel in support of the Company's corporate activities. The Company anticipates that the degree of loss or gain from operations is likely to fluctuate during the fiscal year due to the peak/off-peak nature of the interactive amusement industry.

         The Company earned interest and dividend income of $2,895 and $5,190 for the second quarter and first half of 2001, respectively, resulting primarily from the Company's note receivable with Nexus Marketing, Inc., an unrelated third party. No interest expense was recorded in the second quarter or first half of 2001.

         During the second quarter of 2001, the Company sold certain investment securities of Ocean Power Corporation ("PWRE") and recorded a realized gain of $33,398 at the end of the quarter on the sale. For the first half of 2001, the Company recorded a total realized gain of $ 38,158 on the sale of PWRE securities. The Company also recorded an unrealized loss on its marketable securities of $46,767 in second quarter of 2001. Total unrealized loss on the Company's marketable securities totaled $121,897 for the first half of 2001. The loss was attributed to the negative fluctuation in market price during the reporting period. As of June 30, 2001, the Company owned 63,500 shares of Ocean Power Corporation with a market value of $177,800.

         The Company reported a net loss of $193,888 and $ 139,638 for the three and six month period ended June 30, 2001, primarily attributed to the increase in operating expenses resulting from the commencement of the Company's interactive amusement operations and the unrealized losses recorded by the Company on its marketable securities. Without the addition of other transaction-based revenue opportunities, the Company anticipates that it will continue to incur losses throughout the balance of the 2001 fiscal year.

Net Operating Losses

         The Company has accumulated approximately $5,400,000 of net operating loss carryforwards as of December 31, 2000 that may be offset against future taxable income through 2020 when the carryforwards expire. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. In the event of certain changes in control of the Company, there will be an annual limitation on the amount of net operating loss carryforwards which can be used. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards is offset by valuation allowance of the same amount.

Liquidity and Capital Resource


         Historically, the Company's working capital needs have been satisfied primarily through the Company's private placement of securities and through other debt instruments, such as convertible debentures. The Company reasonably expects to continue to do so in the future. At June 30, 2001, the Company had negative working capital of $74,491 compared to $55,574 at December 31, 2000 and $66,869 at December 31, 1999. The decrease at June 30, 2001 is primarily attributed to the aggregate effect of the increase in accounts payable and accrued liabilities in association with the commencement of its continuing operations and corporate activities, as well as the reduction in value of the marketable securities held by the Company due to negative fluctuation in market price during the reporting period. At June 30, 2001, the Company had $11,587 in cash compared to $37,062 at December 31, 2000 and $17,944 at December 31, 1999. The decrease in cash at June 30, 2001 is attributed to the Company's loss from operations. The increase in cash at December 31, 2000 from the comparable period in 1999 is attributed to the Company's sale of marketable securities in fiscal year 2000.

         At June 30, 2001, the Company had a note receivable of $ 195,082 representing a note due from Nexus Marketing, Inc., an unrelated company, in connection with the sale of the Company's online casino operations. Under the terms of the sales agreement, the Company has agreed to receive payment on the note based on a percentage of gross revenues generated by the former subsidiary. At June 30, 2001, the Company held $ 178,770 in marketable securities compared with $ 308,755 at December 31, 2000 and $275,000 at December 31, 1999. The
decrease at June 30, 2001 is attributed to the sale of securities and the negative fluctuation in price during the reporting period. The increase in marketable securities at December 31, 2000 from the comparable period in 1999 is due to the positive fluctuation in market price during fiscal year 2000.

         As of June 30, 2001, the Company had total assets of $1,412,990 and total stockholders' equity of $946,908 compared with total assets of $655,477 and total stockholders' equity of $320,572 at December 31, 2000. Assets and stockholder's equity increased in the first six months of 2001 primarily due to the increase in property and equipment resulting from the reverse merger with Gamesters, Inc. and the addition of the note receivable from Nexus Marketing Inc. At December 31, 1999, total assets were $552,849 and stockholders' equity was $159,307. Assets and stockholders' equity primarily increased in 2000 due to the appreciation and partial sale of the Company's marketable security investment in Ocean Power Corporation ("PWRE"). Total assets at December 31, 2000 includes a $232,791 note receivable from Cyberdome Entertainment, Inc. with respect to monies advanced to Cyberdome by the Company.

         During 1999, the Company converted the Debenture received from the sale of Tessier, into 200,000 shares of PWRE common stock. At December 31, 1999, the shares were valued at $1.35 per share, or $275,000. During the fiscal year ended 2000, the Company sold into the public market 110,000 PWRE shares at an approximate average price of $6.50 per share and received net proceeds of $694,995. As of December 31, 2000, the Company had expended approximately $658,000 of the net proceeds for general operating expenses including, but not limited to, license fee payments, salaries, consultant fees, professional fees, marketing, rent and utilities. At December 31, 2000, the remaining 90,000 shares of PWRE were valued at $306,567. During the first six months of 2001, the Company sold approximately 26,500 shares with proceeds of approximately $59,000. The resulting funds were used for general operations of the Company. The Company anticipates that it may sell additional shares of the 63,500 balance (valued at $177,800 on June 30, 2001) during 2001 and use the proceeds for general operating expenses.

         For the six months ended June 30, 2001, cash used by operating activities totaled $31,709. This primarily resulted from an increase in accounts receivable and the net loss for the period. For the year ended December 31, 2000, cash used by operating activities decreased slightly to $1,036,131 compared to $1,081,871 for the year ended December 31, 1999. This 4.1% decrease is primarily attributed to a decrease in general and administrative expenses in 2000 from the comparable period in 1999 offset by the reduction of accounts payable and accrued expenses (not including a provision for license fee from discontinued operations) in 2000 of approximately $139,000.

         During the first six months of 2001, the Company realized cash from investing activities of $63,587. The results are primarily due to the acquisition of marketable securities and cash pursuant to the reverse merger agreement. In addition, the Company used cash in financing activities of $20,291 as a result of the reduction of liabilities assumed under its lease acquisition agreement.

         During 2000, the Company realized cash provided by investing activities of $649,151 compared to cash used by investing activities of $33,573 in 1999. The 2000 results are primarily due to net proceeds of $694,993 received from the sale of marketable securities during 2000 offset by the purchase of certain investment securities totaling $43,901.


         In fiscal year ended 2000, the Company realized cash flow from financing activities of $406,098 compared with $1,080,064 for the comparable period in 1999. In December 2000, the Company approved a convertible debenture totaling $500,000 to VanAus Investments Ltd. The debenture is convertible into authorized but unissued common stock of the Company at $0.06 per share with one
(1) five-year warrant attached. The Company issued 7,101,654 shares of common stock through the conversion of approximately $427,000 in principal and accrued interest. Accordingly, 7,101,654 warrants have also been granted. The 1999 results are due to proceeds received from notes payable resulting from the conversion of a $1,000,000 convertible debenture with VanAus Investments Ltd.


         In 1999, in connection with the Company's license agreement with SSII, the Company's subsidiary, E-Casinos International, was granted a virtual casino gaming license from the government of Antigua. SSII agreed to advance funds for the gaming license in return for installment payments totaling $120,000. As of December 31, 2000 the Company has paid $60,000, leaving a balance still owed of $60,000. The Company has also accrued a current liability of $100,000 under its discontinued operations pursuant to a renewal or replacement of its Antigua gaming license.

         The Company leases its facilities on a quarter to quarter basis and is not required to obligate itself to a minimum commitment for rental time.

         During fiscal year 2001, the Company anticipates meeting its cash and working capital needs primarily from the proceeds of the sale of its shares through private placements or similar convertible instruments, revenues generated from operations and the sale of its marketable securities.

         In September of 2000, the Company authorized 20,000,000 shares of preferred stock with a par value of $0.001. Each share of preferred stock is entitled to ten (10) votes at a meeting of shareholders, except at any meeting in which only shareholders of preferred shares are entitled to vote. The board of directors may, at its discretion, declare dividends on the preferred shares of any amount, at any time, without declaring dividends on any other class of stock. The holders of the preferred shares are entitled to receive priority to the holders of the common shares the remaining property of the corporation in the event of a liquidation or wind up. The holders of the preferred shares may convert each share of preferred stock into 10 shares of common stock at any time.

         The Company planned to expend up to $850,000 in funds pursuant to its "baseline" budgetary strategy for fiscal year 2001. This amount may reasonably expand or retract given the availability of cash reserves and the method of implementation of its change in focus from the online gaming industry to a transaction-based revenue generating business. At June 30, 2001, the Company had $11,587 in cash reserves. The Company intends to supplement its cash reserves from the sale of its marketable securities during the fiscal year and by entering into private placements or convertible debentures similar to the ones entered into by the Company on a routine basis over the last five years. There are no guarantees, however, that the Company will be able to secure such financing during the fiscal year. In addition, the Company may receive cash from payments made to it from time to time pursuant to the sale of its virtual casino to a third party for a net amount owed to the Company of $190,000.

         The primary and most significant expenditures for fiscal year 2001 are expected in the area of human resources and consulting services. The aggregate amount of expense in this category is budgeted at over $535,000. This includes $160,000 for salaries and benefits, $300,000 in various consulting fees, and $75,000 in engineering support and other technical fees. In addition, the Company expects to expend approximately $75,000 in professional fees for legal, accounting and auditing services pursuant to its regulatory reporting requirements and anticipated new business ventures. The Company's budgetary item for business travel and conference attendance is projected at $50,000. In addition, the Company expects to expend $66,000 for corporate advertising, communications and website operations. The Company intends to enhance its communications with shareholders and has accordingly budgeted $50,000 for its investor relations efforts. The Company also anticipates expending approximately $74,000 for occupancy costs, office expense, printing and mailing, and other general expenses. At this time, the Company has no material commitments, obligations or contingencies that would negatively effect its cash position.

         Management plans to keep expenditures reasonably within its 2001 budget projections. However, given the potential for the unavailability of sufficient cash during the period to meet predications, the Company intends to reduce its expenses on an across the board basis as necessary. This would primarily include a reduction in the use of consultants and other professional services, limitation on travel, reduction in conference attendance, reduction in scope of corporate promotional efforts and slowing investigation of new business opportunities and acquisitions. The resultant reduced budget would likely decline from the projected $850,000 to approximately $600,000. The Company also contemplates deferring salaries and entering into other equity for service arrangements to conserve cash if necessary.

Effect of Inflation

         In the opinion of management, inflation has not had a material effect on the operations of the Company.

Recent Accounting Pronouncements

         In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management does not expect that the adoption of this statement will have a material impact on the Company's financial statements.

Item 3.  Description of Property

         The Company occupies approximately 2,750 square feet of leased office space located at 1055 West 14th Street, North Vancouver, BC. These facilities are leased from Pulverizer Systems, Inc., a subsidiary of Tessier.

         The Company has established Venture Tech Holdings (Canada) Inc., a British Columbia Corporation, as a wholly owned subsidiary to provide management services to its subsidiaries. The Company intends to maintain a corporate liaison office in Northern Virginia, primarily to serve investors in the United States and to provide information about the Company upon request.

         One of the Company's directors, Kenneth Fitzpatrick, and a former director, Craig Bampton, primarily used their own independent office space located in their homes in Santa Barbara, California and Winnepeg, Canada, respectively, to conduct the business of the Company. The Company has reimbursed Messrs. Fitzpatrick and Bampton for "out-of-pocket" expenses related to the Company's business. On December 31, 2000, Mr. Bampton resigned as a director. The Company believes that its current facilities, including the home office of Mr. Fitzpatrick, are adequate for its current needs and anticipates securing additional office space as business conditions warrant.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth information, to the best of the Company's knowledge, as of September 30, 2001, with respect to each person known by the Company to own beneficially more than 5% of the outstanding common stock, each director and all directors and officers as a group.



 Name and Address                                      Amount and Nature of                 Percent
of Beneficial Owner                                    Beneficial Ownership               of Class(1)
--------------------                                   --------------------               -----------
Eric Hutchingame*                                             98,252,000(2)                    66.5%
  1055 West 14th Street
  Suite 500
  North Vancouver,
  B.C. V7P 3P2
William D. Baker*                                                750,000(3)                     1.1%
  4588 Teviot Place
  North, Vancouver, BC,
  Canada V7R 4M5
Kenneth F. Fitzpatrick*                                        1,000,000(4)                     1.5%
  709 Park Lane
  Santa Barbara, CA.  93108
Venture Investment Group                                      10,877,920(5)                    15.3%

  Riva Caccia 1A
  Lugano, Switzerland

888258 Ontario Ltd.                                           13,206,000(6)                    17.2%
  470 Newlands Drive
  W. Vancouver, BC.
All directors and executive
  officers as a group                                        113,183,000(7)                    70.8%
------------------

          *       Director and/or executive officer
Note: Unless otherwise indicated in the footnotes below, the Company has been advised that each person above has sole voting power over the shares indicated above.

         (1) Based upon 65,801,194shares of common stock outstanding on August 31, 2001 but does not take into consideration stock options owned by certain officers, directors and/or principal shareholders entitling the holders to purchase an aggregate of 99,528,960 shares of common stock and which are currently exercisable. Therefore, for purposes of the table above, 165,330,154 shares of common stock are deemed to be issued and outstanding in accordance with Rule 13d-3 adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Percentage ownership is calculated separately for each person on the basis of the actual number of outstanding shares as of September 30, 2001 and assumes the exercise of stock options held by such person (but not by anyone else) and exercisable within sixty days.

         (2) Includes 81,460,000 shares which may be acquired through the conversion of 8,146,000 preferred shares (convertible into 10 common shares each) held in trust by Mr. Hutchingame and various family members. He also holds 2,000,000 5- year term stock options exercisable at a rate of 25% per year of service, with immediate vesting of 500,000 options at an exercise price of $.06.
         (3)      Includes  225,000  shares  which may be acquired by Mr.  Baker pursuant to the exercise of warrants exercisable on a quarterly basis from December 1, 1999 through August 31, 2001. He is also entitled to options to acquire an additional 135,000 shares which have not vested and are not currently exercisable. Mr. Baker also holds 2,000,000 5-year term stock options exercisable at a rate of 25% per year of service, with immediate vesting of 500,000 options at an exercise price of $.06 expiring on February 22, 2006. Includes 25,000 shares owed by Willabeth Capital Corporation, a company controlled by Mr. Baker.
         (4) Includes 150,000 shares which may be acquired by Mr. Fitzpatrick pursuant to the exercise of warrants exercisable at various prices and expiring during the period December 29, 2001 through June 30, 2002. Mr. Fitzpatrick also holds 1,000,000 5-year term stock options exercisable at a rate of 25% per year of service, with immediate vesting of 250,000 options at an exercise price of $.06 expiring on February 22, 2006.

         (5) Includes 5,438,960 warrants exercisable at various prices and expiring during the period September 1, 2004 and December 1, 2005. G. Brian Longpre, Lugano, Switzerland, formerly of Nassau, Bahamas, is the nominee of record for Venture Investment Group.


         (6) Includes 11,005,000 shares which may be acquired through the conversion of 1,100,500 preferred shares (convertible into 10 common shares each). Mr. Hutchingame is a principal owner of 888258 Ontario Ltd.
         (7)      Includes  83,085,000  shares  which  may  be  acquired  by the
                  Company's directors or executive officers pursuant to the conversion of preferred stock and the exercise of warrants and/or stock options exercisable at various prices and expiring during the period December 29, 2001 through February 22, 2006. Also includes the holdings of 888258 Ontario Ltd. of which Mr. Hutchingame is a principal owner, and the 11,005,000 shares which may be acquired by 888258 Ontario Ltd. through the conversion of preferred shares.

Item 5.  Directors, Executive Officers, Promoters and Control Persons

Executive Officers and Directors

         The executive officers and directors of the Company are as follows:

             Name                Age       Position
             ----                ---       --------
     William D. Baker             52       President, Chief Financial Officer,
                                            Secretary and Director
     Eric Hutchingame             42       Chairman, Chief Executive Officer
                                            and Director
     Kenneth F. Fitzpatrick       59       Director

         As of February 12, 2001, Craig J. Bampton resigned as Vice President and a director, G. Michael Cartmel resigned as Vice President and a director, and Alyssa J. Bampton resigned as Secretary. Also, on March 14, 2001, Victor W. Jung's consulting agreement was terminated and he resigned as Vice President of Technology for the Company. On February 16, 2001, William D. Baker and Eric Hutchingame were appointed as directors. Following the change in the Company's corporate domicile in May 2001, the offices of Board of Directors were revised as follows: William D. Baker, President, Chief Financial Officer, Secretary and Director; Eric Hutchingame, Chairman, Chief Executive Officer and Director; and Kenneth F. Fitzpatrick, Director.

         All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. Directors will be elected at the annual meetings to serve for one year terms. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. Any non-employee director of the Company shall be reimbursed for expenses incurred for attendance at meetings of the Board of Directors and any committee of the Board of Directors. The Executive Committee of the Board of Directors, to the extent permitted formerly under Idaho law and now under Nevada law, exercises all of the power and authority of the Board of Directors in the management of the business and affairs of the Company between meetings of the Board of Directors. Each executive officer is appointed by and serves at the discretion of the Board of Directors.

         None of the officers and/or directors of the Company are currently officers or directors of any other publicly traded corporation. With the exception of Mr. Hutchingame, none of the directors, officers, affiliates or promoters of the Company have filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or the subject or any order, judgment, or decree involving the violation of any state or federal securities laws within the past five years. In 1996, Mr. Hutchingame was working to restructure 172230 Canada Inc., (carrying on business as Uniteleson), a developer of intelligent communication systems for the health and education markets. Mr. Hutchingame had provided personal guarantees on behalf of Uniteleson and when the business failed, he was petitioned into bankruptcy by creditors. Mr. Hutchingame was granted an absolute discharge on February 8, 1998.

         The business experience of each of the persons listed above during the past five years is as follows:

         Kenneth F. Fitzpatrick. Mr. Fitzpatrick joined the Company in August 1995 as the President, Chief Executive Officer and Director. Mr. Fitzpatrick has over 30 years of experience in the investment business. For the past nine years, Mr. Fitzpatrick has owned and operated the VanSan Group of San Francisco, an investment banking and corporate financing firm doing business in the United States and Canada. During the past three years, Mr. Fitzpatrick has been the only employee of VanSan and it has had only nominal revenues. For the past three years, Mr. Fitzpatrick has been a Vice President and is currently Chief Executive Officer providing executive level services to Turbodyne Technologies, Inc., a leading engineering company in the design and development of charging technology to enhance the performance of internal combustion engines. Turbodyne is a public company with annual sales of approximately $50 million in 1999. Mr. Fitzpatrick holds a B.S. degree in Business from Babson College in Wellsley, Massachusetts.

         William D. Baker, C.A. Mr. Baker joined the Company as a consultant in August 1999 and became Vice President and Chief Financial Officer on September 1, 1999. On May 1, 2000, Mr. Baker relinquished his position as Chief Financial Officer and became Chief Executive Officer, and on February 16, 2001, he was appointed as a director. In May 2001, Mr. Baker relinquished his position as Chief Executive Officer and was appointed President and Chief Financial Officer. Mr. Baker has experience in finance and operations with early stage, high growth technology companies who serve international markets. He has been C.F.O./C.O.O. for a number of startups including Cardlink Worldwide, Inc. a private data networking company with operations in Brazil, PopMedia Ltd. a specialty media company in North America, and Bynamics Inc., a telecommunications manufacturer with international operations. His experience includes two years as Vice President for Bytec Management Corporation., a high technology venture capital firm and several years, from 1994 to 1999, as Principal Consultant for Willabeth Capital Corp., a firm which specializes in business planning and early stage financing of high growth technology companies. Willabeth Capital was formed in 1976 and has operated since that time with a staff that has varied between one and five persons. Mr. Baker is a member of the Canadian Institute of Chartered Accountants and the Institute of Chartered Accountants of British Columbia and is a Commerce graduate from McGill University. Mr. Baker is the founder of Willabeth Capital Corporation, a private Canadian company that provides management consulting services to early-stage high growth potential businesses. His assignments have included high technology, telecommunications, manufacturing and publishing. Since these firms were primarily early stage development entities, they generally did not have material revenues during his tenure with the firms. Mr. Baker provided Chief Financial Officer services to Cardlink Worldwide, Inc., a development stage company with capitalization of approximately $6 million (US), in 1998 and 1999. Mr. Baker also provided Chief Operating Officer services to Peaksoft Corporation, a publicly listed company trading on the Alberta Exchange and the Nasdaq SmallCap Stock Market, in 1996 and 1997. Sales for fiscal years 1996 and 1997 amounted to $784,000 (CND) and $1,340,000 (CND), respectively.

         Eric Hutchingame. Mr. Hutchingame joined the Company in February of 2001 and currently serves as Chairman of the Board and Chief Executive Officer. Mr. Hutchingame also serves as Chief Executive Officer of Gamecasters, Inc., a Nevada corporation that recently became a subsidiary of the Company. Mr. Hutchingame joined the Canadian Institute of Marketing in 1983 and has served that organization as National Vice Chairman, Membership and Accreditation He also has over 15 years of experience in developing, and marketing proprietary products on a global basis for early stage companies who serve international markets. This activity included directing a technology transfer program to Mexico in partnership with the Canadian Government's International Development Agency to upgrade a Mexican manufacturing facility to North American Standards. For the last 5 years he has served as the President of Hutchingame Growth Capital, a division of 888258 Ontario Ltd., ("HGC") a Canadian firm owned by Mr. Hutchingame and his family. HGC specializes in restructuring companies with high growth potential that are financially under-achieving. HGC operates as a lender of last resort and merchant banker for the client companies it restructures. Mr. Hutchingame graduated from Algonquin College's Three Year Business Administration Program (Marketing) in 1978. While attending Algonquin College Mr. Hutchingame was appointed to the Board of Governors as an Ex-Officio Member and elected as President of the Students' Union.

         Other Key Persons

         Arthur Rosenberg. Mr. Rosenberg joined the Company in February 1996 as its Chief Operating Officer and Chief Financial Officer. Pursuant to a consolidation of the Company's operations in Vancouver, BC, Mr. Rosenberg resigned on September 30, 1999 and has agreed to provide consulting and advisory services to the Company on a mutually agreeable basis. Mr. Rosenberg has been a high-profile individual in the on-line gaming industry and has served on the board of directors of the Interactive Gaming Council, the trade association for the industry. Mr. Rosenberg has also been invited to provide testimony on behalf of the industry at United States government hearings, such as the National Gambling Impact Study Commission. Since 1992, Mr. Rosenberg has been an independent corporate consultant offering his clients advice on financial, strategic, investment and operational matters. From 1992 to 1996, Mr. Rosenberg was the Chief Operating Officer and Chief Financial Officer of LottoFone Incorporated, a company located in Alexandria, Virginia seeking to provide telephone based wagering capabilities to state and international lotteries. Mr. Rosenberg is a graduate of Northeastern University with a B.A. degree in chemistry and also earned a M.B.A. in management from Boston College.

         The online gaming industry is characterized by independent entrepreneurial ventures. With the advent of key on-line gaming software/hardware providers such as SSSI, many entrepreneurial ventures become the marketing arms of the virtual casinos and allow actual on- line gaming operations to be conducted by the gaming providers. Consequently, direct conventional casino operational experience is not critical to the success of the operation. The Company's management availed of consulting expertise and studies in both Internet marketing and on-line gaming. Management also routinely attended on-line gaming industry meetings. In addition, the Company contracts with its former Chief Operating Officer, Mr. Rosenberg, for consulting services. Mr. Rosenberg was directly involved in forming the on-line gaming industry association (Interactive Gaming Council) and has served on its board of directors. See Item 6 - Consulting Agreements.

         Barry G. Bampton. Mr. Bampton has been involved in the securities industry and a variety of entrepreneurial businesses for the last 26 years. Prior to that, he was employed in sales and sales management positions for firms located in both Canada and Australia. From 1974 through 1979, Mr. Bampton was the owner-operator of a lodging establishment in BC, Canada. Mr. Bampton then became a stock broker working for the firm of Midland-Doherty and, after 7 years, became a partner and stockbroker with Yorkton Securities in 1986. Both firms are part of the Canadian securities industry and Mr. Bampton was licensed in commodities, options, bonds and foreign currencies. In 1991, Mr. Bampton became directly involved in advising entrepreneurial and emerging-growth technology companies in marketing, promotion and financing matters. During the last 9 years, Mr. Bampton has assisted in raising funds for early-stage firms, typically through private placement and convertible debentures. In addition to assisting companies raise funds, Mr. Bampton will typically continue to support the ventures through consulting services, public relations, investor relations, promotion and marketing. Mr. Bampton is the brother of the Company's former President, Craig J. Bampton, and the father of the Company's former Secretary, Alyssa Bampton.

         From 1994 to 2000, Mr. Bampton provided financial, capital investment, marketing, promotion and investor relations guidance to the Company on a continual basis. In return for his services, the Company paid Mr. Bampton a monthly fee of $12,000 pursuant to a verbal consulting agreement. Mr. Bampton was considered to be an independent contractor and either party was free to end the relationship on an "at will" basis. Mr. Bampton informed the Company that as of June 30, 2000 he would no longer provide such services to the Company. Because the understanding between Mr. Bampton and the Company was verbal and relied on the integrity of the parties for its implementation, no written document was created.

Former Directors and Officers

         Craig J. Bampton. Mr. Bampton became the Vice President and a director of the Company following the acquisition of Tessier Resources, Ltd. ("Tessier") in 1994. He became Chief Financial Officer on May 1, 2000, replacing William Baker. Mr. Bampton has been Vice President of Tessier and President of its wholly owned subsidiary, Pulverizer Systems, Inc., since 1991. In that capacity, Mr. Bampton supervised development of technology that resulted in patents being granted to Tessier for its ice removal apparatus. He also had oversight responsibility for construction of two prototype models of the apparatus. To date, Tessier has not realized any revenues. Mr. Bampton served as President and a director of PTC Group, Inc. a publicly traded corporation now known as Ocean

Power Corporation ("Ocean Power"), from 1996 to 1999. During the time Mr. Bampton was president of PTC Group, Inc., it had no revenues or no full-time employees and generally contracted for services with third parties and consultants. As President, he was instrumental in coordinating the merger with PTC Holdings, Inc., which is now known as Ocean Power. Ocean Power is presently involved in the development and operation of seawater desalination systems and alternative power sources such as hydrogen fuel cells. Prior to joining Tessier, Mr. Bampton was employed from 1973 to 1991 by Burlington Northern Railways Manitoba Ltd., where he was an agent /office manager for the Manitoba, Canada region. Mr. Bampton attended Red River Community College. Mr. Bampton is the uncle of the Company's former Secretary, Alyssa J. Bampton.

         G. Michael Cartmel. Mr. Cartmel became the Vice President of public relations and a director of the Company in April 1994. His duties include providing investor relations, support for general operations and assisting in facility and corporate management. He was also a director of PTC Group, Inc. (now known as Ocean Power), from 1996 to 1999. Mr. Cartmel has been self-employed for several years as a consultant to the investment community providing investor and public relations services to publicly held companies. From 1991 to the present, Mr. Cartmel has been a principal of BMB Holdings, Ltd., a provider of investor relations and consulting services. BMB has no other employees and has not had material revenues for the past five years. Mr. Cartmel holds a B.A. degree in economics and psychology from the University of British Columbia.

         Victor W.Y. Jung. Mr. Jung joined the Company in October 1996 as a consultant providing technology management and guidance as Vice President of Technology. Mr. Jung became a full time employee in October 1999 and retained his office of Vice President. Mr. Jung has more than ten (10) years of commercial software development experience. Mr. Jung was the founder of the engineering group at EyeTel Communications Inc. that developed the award-winning DeskTop Communicator video conferencing product. Prior to this, Mr. Jung was the software manager for MTI, which produces computerized vehicle diagnosis system for new vehicles such as GM, Chrysler and Ford. Mr. Jung obtained his Bachelor's Degree in Computing.

         Alyssa J. Bampton. Ms. Bampton has worked with the Company on a part-time basis since April 1994 performing various administrative duties. She served as an executive assistant to management and Board members on an as-needed-basis and was also responsible for production and coordination of investor materials and mailings. Additionally, Ms. Bampton oversaw and provided corporate customer service to both the registered and prospective gaming clients to the Asia Casino website. From 1991 to 1993, she worked as an administrator at EyeTel Technologies, Inc. handling a variety of duties such as customer service,
public   relations,   advertisi-Craig J. Bampton.

Item 6.  Executive Compensation

         The Company does not have a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. As of December 31, 2000, no employee of the Company has earned in excess of $100,000 per annum.

         The following table sets forth all cash compensation paid by the Company for services rendered to the Company for the fiscal years ended December 31, 2000 and 1999 to the Company's Chief Executive Officer and former Chief Operating Officer. No executive officer of the Company has earned a salary greater than $100,000 annually for the period depicted.

                            Summary Compensation Table

                                                                         Other            All
                                                                         Annual           Other
Name and                                                                 Compen-          Compen-
Principal Position             Year          Salary          Bonus       sation           sation
------------------           -------        --------        -------      ------           ------
William Baker, C.E.O.        2000          $79,200           $ -0-        $  -0-         $   -0-

Kenneth Fitzpatrick,         2000          $  -0-            $ -0-        $  -0-         $   -0-
President, C.E.O.            1999             -0-              -0-           -0-             -0-
                             1998             -0-              -0-           -0-             -0-

Arthur Rosenberg,(1)         2000          $  -0-             $-0-        $  -0-         $   -0-
C.O.O. and C.F.O.            1999           60,500             -0-         2,700          27,250
                             1998           72,000             -0-         4,059            -0-
---------------
         (1)      On October 1, 1999, the board of directors granted a severance payment to Mr.
                  Rosenberg of $25,000 payable in four installments beginning in
                  November 1999 and ending February 2000.

         The preceding table does not include any amounts for noncash compensation, including personal benefits, paid to the Company's C.E.O. or C.O.O. The Company believes that the value of such noncash benefits and compensation paid to Messrs. Fitzpatrick and Rosenberg during the periods presented did not exceed the lesser of $50,000 or 10% 0f the cash compensation reported for them.

Employment Agreements


         As of the date thereof, the Company has not entered into any employment contracts with any of its employees, officers or directors, nor has the Company had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has, however entered into certain consulting agreements for the services of Mr. Eric Hutchingame and Mr. William Baker and has from time to time granted various stock options to them. Mr. William Baker's (C.F.O.) employment offer letter from the Company specifies a thirty day notice of termination and provides for the exercise of warrants (see table above) on an earned basis, but was superceded by the aforementioned consulting agreement.


Consulting Agreements

         From 1996 through mid-first quarter 2001, Victor Jung, the Company's former Vice President of Technology, provided technical monitoring and guidance services related to the Company's online gaming technology. In March 2001, Mr. Jung consulting services were terminated in conjunction with the sale of E-Casinos International. Mr. Jung was deemed to be an independent contractor and was paid a flat fee of $6,000 per calendar month during his tenure. Mr. Jung's agreement was subject to termination at the Company's discretion with fifteen days notice.

         On October 1, 1999, the Company entered into a consulting agreement with Mr. Rosenberg. The initial term of the agreement was for one year, but was renewed by the mutual consent of the parties. Either party may terminate the agreement by giving seven days written notice to the other party. Under the terms of the agreement, Mr. Rosenberg is deemed to be an independent contractor and performs such services as the Company requires on a week-to-week basis. These services primarily include advising management on corporate and online gaming industry matters. Mr. Rosenberg does not have any authority to sign contracts, notes, obligations, or to make any material purchases on behalf of the Company without the express written consent of the Company. For the first month of the agreement, Mr. Rosenberg received cash compensation of $6,707. Thereafter, Mr. Rosenberg is paid $50.00 for each hour of work performed under the agreement. Mr. Rosenberg is also reimbursed for out-of-pocket expenses associated with his duties under the agreement. There are no guaranteed hours authorized under the agreement. Following the sale of E-Casinos International, Mr. Rosenberg's duties have been limited to providing support to the Company's SEC - related regulatory requirements and other miscellaneous corporate matters.

         The Company has also entered into a Memorandum of Understanding with Aptech Worldwide, Inc. ("Aspech"), a website development and e-commerce B2B firm located in India. The intent of the Memorandum is to ultimately develop an Internet gaming portal (WinJunction) to provide information, education, resources, and recommendations for online gaming. The site will not offer any "gambling for real money" features to prospective members or visitors. Aptech has agreed to provide its development and R&D services for the equivalent of $5,000 (CDN) per man-month of work performed. Aptech has further agreed to accept payment, half in cash and half in the equivalent authorized but previously unissued securities of the Company. The agreement with Aptech was entered on April 21, 2000 and the Company issued 386,662 shares of its common stock at $0.13 per share for consideration of $50,750 in services provided. The Company also paid $40,250 in cash with an outstanding balance of $10,500 to be paid upon acceptance of work performed.



         On July 28, 2000 the Company entered into a consulting agreement with Hutchingame Growth Capital, ("HGC") a division of 888258 Ontario Ltd., a company owned by Eric Hutchingame and his family. The term of the agreement is for one year commencing September 1, 2000 an is renewed on an annual basis unless either party terminates the agreement. Under the terms of the agreement, HGC is deemed to be an independent contractor and performs a range of services including strategic planning, research and evaluation of business opportunities, evaluation and advice regarding strategic alliances and evaluation and advice regarding potential acquisitions. Under the terms of the agreement, HGC receives compensation at the rate of $11,000 per month and is reimbursed for actual, reasonable out-of-pocket expenses. The agreement was entered into before Mr. Hutchingame became an affiliate of the Company, and did not terminate when Mr. Hutchingame became an officer and director of the Company.


         In connection with its acquisition of Gamecasters, the Company has an understanding with Tim McRae, chief architect and developer of the CyberTrak Software, to provide on- ongoing development efforts on CyberTrak and to also provide guidance on technology matters related to the Company's business development. Mr. McRae receives $5,000 (CDN) per month for his services. The Company intends to enter into a more formal development and consulting agreement with Mr. McRae in the near future.

Item 7.  Certain Relationships and Related Transactions

         There have been no transactions between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate family, except as set forth below.

         On April 1, 2001, the Company entered into a consulting agreement with Willabeth Capital Corporation, a private company owned by Mr. William Baker, a related party, for the advisory and management services of Mr. Baker in connection with his position as President and Chief Financial Officer of the Company. The agreement expires on March 31, 2002 and may be extended with the mutual consent of both parties. The Company compensates Mr. Baker $11,000 a month for services.

         On February 16, 2001, the Company completed the purchase of Gamecasters which was founded Eric Hutchingame, the Company's current Chairman. Gamecasters had acquired certain video games and equipment and had entered into a long-term revenue sharing agreement with Cyberdome in exchange for the use of Gamecasters' equipment. Gamecasters also acquired marketing rights, know-how, intellectual property and technology that were deemed essential for growing an interactive entertainment enterprise. At the time of the acquisition, Mr. Hutchingame was not a shareholders or director of the Company however, a company which he has an ownership position in, HGC, had a consulting contract with the Company. Mr. Hutchingame carried out all negotiations with the Company on behalf of Gamecasters shareholders.

         Neither the Company nor Gamecasters shareholders employed a financial adviser for the transaction. All the shareholders of Gamecasters were arms length parties to the Company and the valuation of Gamecasters was carried out by Company management. The value of Gamecasters, a privately held corporation, was based on a mixture of the physical assets owned, the present value of discounted cash flows, present value of discounted the cash flow of income forecasts and the value of the proprietary software.

         On December 28, 2000, the Company authorized the conversion of $50,750 in equivalent services into 386,662 shares of authorized but unissued common shares of the Company's common stock . The shares were issued at an average conversion price of $ 0.131 pursuant to a Memorandum of Understanding with Aptech Worldwide, Inc., an Indian company, for software development support and expertise.

         On December 11, 2000, the Company authorized the conversion of $10,250 in equivalent services into 67,034 shares of authorized but unissued common shares of the Company's stock. The shares were issued at an average conversion price of $0.153 pursuant to a marketing/research agreement with Wiremix Media, Inc., a Vancouver, BC, based company.

         On January 3, 2000, the directors of the Company authorized a convertible debenture for up to $500,000 to VanAus Investments Ltd. ("VanAus") with respect to prospective funds to be advanced to the Company in the first quarter of 2000. On April 3, 2000, the Company issued an interest-bearing debenture for $ 324,488 to VanAus, not including accrued interest of $6,752. On December 1, 2000, the Company authorized a replacement debenture for $500,000 that rescinded the prior debenture, rolled-over previously advanced funds and accrued interest and provided for the remaining balance to be forwarded to the Company within 45 days. At December 1, 2000 the total principal and interest on the debenture totaled $401,098 and VanAus effected full conversion on that day. The conversion strike price was also adjusted to reflect the closing price ($0.06) of the Company's common stock on the date of issuance. On December 4,

2000, $25,000 was further advanced by VanAus and immediately converted. In addition, $83,000 was advanced to the Company on January 8, 2001, of which $73,901 counted to toward the $5000,000 debenture limit. That amount was also converted on January 8, 2001. The total amount of shares converted against this debenture was 7,101,654 in year 2000 and 1,231,679 in year 2001.

         Form 1998 to 2001, the Company granted warrants and options to certain officers and directors. These warrants are set forth below in Part II, Item 4, "Recent Sales of Unregistered Securities," under the heading "Funding and Dilutive Instruments,". The warrants were issued in consideration for services rendered, or expected to be rendered, to the Company. No compensation expense has been recorded as the option price exceeded the fair market value of the shares when the options were issued.

         In August 1999, the Company granted 360,000 warrants to William B. Baker, Vice President and newly appointed Chief Financial Officer of the Company, with an exercise price of $0.28 per share as an employment inducement. The warrants become exercisable over a two- year period with 45,000 warrants vesting at the end of each quarter over the two-year period, provided that the Mr. Baker continues his employment with the Company. At the time of issuance of the warrants, the market price of the Company's common stock was $0.28 per share.

         In June 1999, the Company granted an aggregate of 595,000 warrants to a group of 15 persons that had provided various services and performed certain consulting activities for the Company, including directors and officers. Of the 595,000 warrants, 545,000 "A" warrants are exercisable at forty-seven cents ($0.47) per share and 50,000 "B" warrants are exercisable at sixty-one cents ($0.61 per share). At the time of issuance of the"A" warrants, the market price of the Company's common stock was $0.47 per share, and at the time of issuance of the "B Warrants, the price was $0.61 per share. All warrants expire June 30, 2002. The following directors and officers received warrants: Kenneth Fitzpatrick (75,000 warrants exercisable at $0.47); Craig Bampton (50,000 warrants exercisable at $0.47); G. Michael Cartmel (50,000 warrants exercisable at $0.47); Alyssa Bampton (25,000 warrants exercisable at $0.47); and Arthur Rosenberg (150,000 warrants exercisable at $0.47). No warrants have been exercised as of the date hereof.

         In January 1999, the Company granted 825,000 warrants to a group of 11 persons that had provided various services and performed certain consulting activities for the Company, including directors and officers. All warrants are exercisable at a price of forty-four cents ($0.44) per share and expire January 27, 2002. At the time of issuance of the warrants, the market price of the Company's common stock was $0.44 per share. The following directors and officers received warrants: Kenneth Fitzpatrick (50,000 warrants exercisable at $0.44); Craig Bampton (50,000 warrants exercisable at $0.44); G. Michael Cartmel (50,000 warrants exercisable at $0.44); Alyssa Bampton (25,000 warrants exercisable at $0.44); and Victor Jung (100,000 warrants exercisable at $0.44). No warrants have been exercised as of the date hereof.

         In 1994, the Company entered into a verbal recurring monthly consulting agreement with Barry G. Bampton. His consulting services on behalf of the Company covered four primary categories: (i) financing activities; (ii)
identification of technology and business opportunities; (iii) promotional support; and (iv) liaison to the brokerage community. The Company was paying Mr. Bampton $12,000 per month for his services. On June 15, 2000, Mr. Bampton advised the Company that he would no longer be in a position to provide regular consulting services to the Company after June 30, 2000.

         Among the services provided to the Company, Mr. Bampton introduced the Company to a variety of domestic and international investors and entities for private financing of the Company's business operations. These efforts resulted in the raising of over $6.4 million for the Company since 1994. Mr. Bampton was also instrumental in locating PWRE as a potential buyer of the Company's Tessier subsidiary. The subsequent sale of Tessier resulted in the Company owning 200,000 shares of PWRE common stock, of which 95,000 shares have been sold for a value of over $620,000.

         Mr. Bampton was the original source in identifying on-line gaming as a viable business opportunity for the Company. He assisted in the location of prospective technology partners for the implementation of the Company's business strategy (e.g. Startnet Communications and Casino World Holdings). Mr. Bampton also assisted in uncovering prospective business alliance partners in various international jurisdictions. Further, he was instrumental in introducing the Company to several broker-dealers, many of which became market makers in the Company's common stock.

         Mr. Bampton's assisted the Company in developing effective corporate literature information for dissemination to prospective investors and institutions. He worked with various media companies to help develop a sizable investor base through informative mailings and financial media outlets. Mr. Bampton coordinated the design and production of most of the Company's promotional materials. Mr. Bampton is the beneficial owner of Enterprise Capital that has provided funding to the Company for more than five years. He is the brother of Craig J. Bampton, Vice President and a director of the Company, and the father of Alyssa J. Bampton, Secretary of the Company.

         The Company occupies facilities in Vancouver, B.C. that are leased from Pulverizer Systems, Inc. ("Pulverizer"), a subsidiary of Tessier. Craig J. Bampton, former Vice President and director of the Company, is also Vice President of Tessier and President of Pulverizer.


         The Company believes that the terms of the agreements and transactions depicted above are fair and reasonable and are essentially equivalent to terms that could have been negotiated with unaffiliated parties.


Item 8.  Description of Securities

Common Stock

         The Company is authorized to issue 480,000,000 shares of common stock, par value one- tenth of a cent ($.001), of which 65,801,194 shares are issued and outstanding as of August 31, 2001 All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefore; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no preemptive rights to acquire additional shares of common stock or any other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

         The Company is also authorized to issue 20,000,000 shares of preferred stock, par value $.001 per share, all of which were issued pursuant to the acquisition of Gamecasters and are currently outstanding, as Series "A" Convertible Preferred Stock. The Series "A" Convertible Preferred Stock are entitled to voted at all meetings of the shareholders on the basis of ten (10) votes for each share of Series "A" Convertible Preferred Stock. The Series "A" Convertible Preferred Shares have liquidation preference have conversion rights as follows:

                  Each share of Series "A" Convertible Preferred Stock may be convertible, at the option of its holder, at any time, into shares of Common Stock of the Corporation on the basis of ten
                  (10) shares of Common Stock of the  Corporation  for every one
                  (1) share of Series "A" Convertible Preferred Stock Held (the "Conversion").

         The Company does not have the option to call a Conversion of all or any part of the Series "A" Convertible Preferred Stock.

         The Company does not have any provisions in its charter or By-Laws that would delay, defer or prevent a change in control.

                                     PART II

Item 1. Market Price of And Dividends on the Registrant's Common Equity and Other Shareholder Matters

         No shares of the Company's common stock have previously been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency or authority. The Company's common stock is traded on the "pink sheets" under the symbol "VQGI". The following table sets forth, for the periods indicated the range of quarterly high and low bid prices of the Company's common stock as obtained from the NASD for the past two years and through the date set forth for the current year. Price quotations issued by broker- dealers reflect inter-dealer prices, without retail market mark-up, mark-down or commission and may not represent actual transactions.

                                                      High               Low
                                                      ----               ---
                  1999
                          First Quarter              $  .91           $  .34
                          Second Quarter             $  .98           $  .47
                          Third Quarter              $  .50           $  .23
                          Fourth Quarter             $  .30           $  .17
                  2000
                          First Quarter              $  .98           $  .16
                          Second Quarter             $  .58           $  .16
                          Third Quarter              $  .20           $  .12
                          Fourth Quarter             $  .16           $  .05
                  2001
                          First Quarter              $  .07           $  .05

                          Second Quarter             $  .07           $  .04
                          Third Quarter              $  .06           $  .04



         The ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state. Further, most likely the Company's shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

         The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

         For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

         As of September 30, 2001, there were approximately 255 holders of record of the Company's common stock, which figure does not take into account those shareholders whose certificates are held in the name of broker-dealers or other nominees. Of this total, 34,187,349 shares were deemed "restricted securities" as defined by the Act and certificates representing such shares bear an appropriate restrictive legend. Holders of restricted shares may be permitted to sell a portion of their shares upon satisfying the terms of Rule 144.

         Of the Company's total outstanding shares, approximately 31,613,845 shares may be sold, transferred or otherwise traded in the public market without restriction, unless held by an affiliate or controlling shareholder of the Company. None of these shares have been identified as being held by affiliates.

         In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's common stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. A person who is not deemed to be an "affiliate" of the Company and has not been an affiliate for the most recent three months, and who has held restricted shares for at least two years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

Dividend Policy

         The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

Item 2.  Legal Proceedings

         There are presently no material pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company are contemplated or threatened. In 1998, the Company took a reserve of $100,000 on its books against any possible litigation arising out of the termination of its licensing agreement with Casino World Holdings (CWH). Based on a legal opinion, the Company reasonably believes that it would be successful in any litigation brought by CWH and that any claims that may be brought by CWH are without merit. The Company may elect to litigate against CWH in the future to recover its prior investment, but has no immediate plans to do so. Based on further guidance from its legal counsel, the Company elected to eliminate the reserve effective in the first quarter of 2001.


Item 3.  Changes in and Disagreements With Accountants

         There have been no changes in or disagreements with accountants.

Item 4.  Recent Sales of Unregistered Securities

Funding and Dilutive Instruments

         In January 2000, the Company authorized a convertible debenture for up to $500,000 to repay funds advanced to the Company by Enterprise Capital. For additional details of the debenture, see "Item 2 Management's Discussion and Analysis and Plan of Operation - Liquidity."

         In September 1999, the Company authorized a convertible debenture for up to $1,000,000 to repay funds advanced to the Company by third parties during the calendar year. This debenture superceded a previous debenture initiated by the Company in January 1999 and $379,458 of previously advanced funds rolled-over into the superceding debenture. The Debenture was issued to one entity, VanAus Investments Ltd. The terms of the resulting debenture included a 10% per annum interest rate, provides for a two-year conversion period in which the debenture holder may convert advanced funds into authorized but unissued shares of the Company's common stock at a conversion price of twenty cents ($0.20) per share. Each such converted share includes the right to purchase an additional share of authorized but unissued common stock at the twenty cents
($0.20) conversion price for a five-year period from date of original conversion. The market price of the Company's common stock at the time the convertible debenture was issued was $0.24 per share.

         As of December 31, 1999, the Company had received an aggregate of $1,084,064 for the issuance of the convertible debentures and exercise of a portion of the underlying warrants. The funds have been used for general operating expenses. A total of 5,400,320 shares of common stock have been issued pursuant to the debentures and warrants to Frankie Fu, Cybertech Investments Ltd. and Venture Investment Group, Inc. This represents the $1,000,000 debenture being converted into 5,000,000 shares of common stock and 5,000,000 warrants, and 400,320 warrants being converted into 400,320 shares of common stock. The remaining 4,599,680 warrants are held by Enterprise Capital.

         In August 1999, the Company granted 360,000 warrants to William B. Baker, as Vice President and newly appointed Chief Financial Officer of the Company, with an exercise price of $0.28 per share as an employment inducement. The warrants become exercisable over a two- year period with 45,000 warrants vesting at the end of each quarter over the two-year period, provided that the Mr. Baker continues his employment with the Company. At the time of issuance of the warrants, the market price of the Company's common stock was $0.28 per share. See Part I, Item 7, "Certain Relationships and Related Transactions."

         Since 1994, the Company has, from time-to-time, issued stock purchase warrants to various persons in lieu of cash consideration for services rendered to the Company. The warrants were deemed restricted securities, as defined by the Securities Act of 1933, as amended (the "Act"), and were exercisable into shares of the Company's common stock at the prevailing market price at the time of issuance. Some of the services provided were by employees who performed certain day-to-day tasks in the general operation of the Company. Other services included, but are not limited to, business, gaming and financial consulting, legal services, promotional and public relations, identification of technologies potentially beneficial to the Company, and introductions to international political jurisdictions, prospective business partners and prospective sources of investment capital and investment banking firms. See Part I, Item 7, "Certain Relationships and Related Transactions."

         In June 1999, the Company granted an aggregate of 595,000 warrants to a group of 15 persons that had provided various services and performed certain consulting activities for the Company, including directors and officers. Of the 595,000 warrants, 545,000 "A" warrants are exercisable at forty-seven cents ($0.47) per share and 50,000 "B" warrants are exercisable at sixty-one cents ($0.61 per share). At the time of issuance of the"A" warrants, the market price of the Company's common stock was $0.47 per share, and at the time of issuance of the "B Warrants, the price was $0.61 per share. All warrants expire June 30, 2002. The following directors and officers received warrants: Kenneth Fitzpatrick (75,000 warrants exercisable at $0.47); Craig Bampton (50,000 warrants exercisable at $0.47); G. Michael Cartmel (50,000 warrants exercisable at $0.47); Alyssa Bampton (25,000 warrants exercisable at $0.47); and Arthur Rosenberg (150,000 warrants exercisable at $0.47). No warrants have been exercised as of the date hereof. See Part I, Item 7, "Certain Relationships and Related Transactions."

         In January 1999, the Company granted 825,000 warrants to a group of 11 persons that had provided various services and performed certain consulting activities for the Company, including directors and officers. All warrants are exercisable at a price of forty-four cents ($0.44) per share and expire January 27, 2002. At the time of issuance of the warrants, the market price of the Company's common stock was $0.44 per share. The following directors and officers received warrants: Kenneth Fitzpatrick (50,000 warrants exercisable at $0.44); Craig Bampton (50,000 warrants exercisable at $0.44); G. Michael Cartmel (50,000 warrants exercisable at $0.44); Alyssa Bampton (25,000 warrants exercisable at $0.44); and Victor Jung (100,000 warrants exercisable at $0.44). No warrants have been exercised as of the date hereof. See Part I, Item 7, "Certain Relationships and Related Transactions."

         In April 1998, the Company authorized a stock conversion agreement for up to $500,000 to account for funds advanced to the Company by third parties, primarily for general expenses and operating capital. A total of 3 persons received shares under the agreement, Enterprise Capital, Barry Worshoufsky and Texco Investments Limited. The agreement provided for a one- year conversion period where the holder may convert Company debt from advanced funds into authorized but unissued shares of the Company's common stock at a conversion price of forty- five cents ($0.45) per share. Each such converted share includes the right to purchase an additional share of authorized but unissued common stock at the forty-five cents ($0.45) conversion price for a five-year period from date of original conversion. At the time of the agreement, the market price of the Company's common stock was $0.45 per share. Prior to expiration, the holders converted the $500,000 debentures into 1,111,111 shares of common stock and 1,111,111 warrants, and then exercised 472,680 warrants into 472,680 shares of common stock at $.45 per share, for an additional $212,706.

         In May and August of 1998, the Company issued an aggregate of 35,000 shares of common stock to Pacific International Securities upon the partial exercise of warrants at the cash exercise price of $0.25 per share. Also during 1998, the Company issued an aggregate of 4,700,000 shares of common stock to a total of four persons, Regis Investments Company Limited, Enterprise Capital, VanAus Investments Ltd. and Chris Gardner, upon the exercise of certain warrants at the exercise price of $0.03 per share, that were a part of the March 1994 Convertible Debenture.

         In December 1997, the Company granted 830,000 warrants to a group of 25 persons that had provided various services and performed certain consulting activities for the Company, including directors and officers. The warrants were issued to 25 individuals. Of the 830,000 warrants, 710,000 "A" warrants are exercisable at a price of twenty-five cents ($0.25) per share and 120,000 "B" warrants are exercisable at $0.50 per share. All warrants expire December 29, 2001. At the time of issuance of all the warrants, the market price of the Company's common stock was $0.22 per share. The following directors and officers received warrants: Kenneth Fitzpatrick (25,000 warrants exercisable at $0.25); Craig Bampton (30,000 warrants exercisable at $0.25); G. Michael Cartmel (35,000 warrants exercisable at $0.25); Alyssa Bampton (40,000 warrants exercisable at $0.25); Arthur Rosenberg (120,000 warrants exercisable at $0.50); and Victor Jung (75,000 warrants at $0.25). To date warrants have been converted by one person into 35,000 shares, resulting in proceeds of $8,750. These funds were used for general operating expenses.

         Also in December 1997, the Company authorized a private placement in the form of a stock conversion agreement to account for $908,816 in services and funds advanced to the Company to cover its operating requirements. The expenses paid by these advances included consulting fees, financing costs, professional fees, salaries and general and administrative expenses. The conversion agreement provided for the conversion of up to 3,500,000 shares at an exercise price of $0.22 per share, which represented the closing price of the Company's stock on the date of execution. As of December 31, 1997, an aggregate of 3,495,000 shares were issued pursuant to the agreement to Seymour Holdings, Manasia Development, Ltd. and Paradon, Ltd.

         Also during 1997, the Company issued an aggregate of 10,500,000 shares of common stock to a total of ten persons. These shares were issued upon the conversion of a portion of the March 1994 Convertible Debenture (3,533,333 shares), exercise of certain "A" Warrants (5,833,333 shares) and "B" Warrants (1,133,334 shares) that were a part of that Debenture, all at the price of $0.03 per share.

         The Company issued 380,886 shares of common stock in 1995 to Enterprise Capital and 1,619,114 shares in 1996 to Barry Worshoufsky, a former director of the Company, in settlement of debt at one dollar and seventy cents ($1.70) per share. These shares were issued pursuant to a private placement agreement entered into in June of 1995. The private placement provided for conversion of debt at one dollar and seventy cents ($1.70) per unit for up to 1,000,000 units. Each unit consisted of one share of common stock and one warrant entitling the holder to acquire one additional share of common stock at the exercise price of $1.70. At the time of the agreement, the market price of the Company's common stock was $1.70 per share. The Company realized proceeds of $3,400,000 from the private placement and exercise of warrants. The funds were used primarily to make payments to Casino World Holdings ($1,300,000) and Alpha Com Data Security Services, Inc. ($250,000) for software licensing agreements with the Company. The balance of the funds were used in 1995 and 1996 for general and administrative expenses including salaries, consultant fees, rent utilities, office expenses, travel and promotional activities, and legal and other professional fees associated with the license agreements.

         In March 1994, the Company issued to Regis Investments Company Limited ("Regis") a convertible debenture in the face amount of $175,000 with an interest rate of ten percent (10%) per annum (the "Debenture"). The Debenture was issued by the Company in consideration for monies advanced to the Company by Regis. The Debenture provides for the holder to convert up to the full face amount of the Debenture into shares of the Company's authorized but unissued common stock at the conversion price of three cents ($0.03) per share. Each share issued upon conversion of all or a portion of the Debenture include an "A" and a "B" share purchase warrant. Each "A" and each "B" share purchase warrant entitles the holder to acquire one additional share of the Company's authorized but unissued common stock at the conversion price of three cents ($0.03) per share. Each "A" and each "B" share purchase warrant is valid and may be converted into common stock for a period of two years following issuance. At the time of issuance of the convertible debenture, there was no established market price for the Company's common stock. In 1996, 1997, and 1998, 2,300,000 shares, 10,500,000 shares and 4,700,000 shares, respectively were issued by the Company in consideration of an aggregate of $525,000. The entire debt was converted to common stock and warrants and all warrants have been exercised. The funds were used for general and administrative expenses including salaries, consultant fees, rent utilities, office expenses, travel and promotional activities, legal and other professional fees.

         From May 1994 through November 1995, the Company granted 1,222,000 warrants to certain individuals, directors and officers that had provided various services and performed certain consulting activities for the Company. The warrants were issued to thirty individuals or organizations at exercise prices ranging from $2.50 to $5.75, which represented the fair market value of the stock at the time of grant, and for periods ranging from four to five years. The warrants are conditional upon the Company achieving a listing with the Nasdaq Stock Market. Of the 1,222,000 warrants granted, 637,000 expired on May 31, 1999, 640,000 expired in October and November 1999 and 135,000 were cancelled by mutual consent of the Company and one of its officers on June 30, 1999. The remaining 120,000 warrants expire in May 2000.

         The above issuances were not registered under the Act. Each issuance of debentures, common stock or warrants, was made in a private, isolated transactions with either an affiliate of the Company or a person familiar with the operations of the Company. There was no general solicitation of potential purchasers, rather, securities were offered only to persons known by directors, employees or agents of the Company. The Company also made available to prospective purchasers information about the business, including financial statements and other information that might be requested. The issued securities were deemed "restricted" as defined by the Act and all certificates representing the issued securities bore appropriate restrictive legends. Accordingly, the issuances were made in transactions not involving a public offering and were exempt from registration under Section 4(2) of the Act.

         Upon conversion of debentures into shares and/or shares and warrants, the Company relied on Section 3(a)(9) of the Act which exempts from registration exchanges by an issuer with its existing security holders exclusively. Holders making the conversions were privy to the same information about the Company as when they acquired their original securities. Upon making the conversions, the holders were not required to make an additional cash payment or pay a commission or other remuneration. The Company did not pay any consideration, either in the form of a commission or other remuneration, in connection with the sale or placement of any of the above securities, or at the time of conversion of any of the securities. No officer or director of the Company received a commission or other consideration in connection with the placement of the securities. All securities issued upon conversion were deemed "restricted" and certificates representing the issued securities bore restrictive legends. Debenture holders converting their debentures into shares of common stock were permitted to tack the holding period of the debenture onto the holding period of the newly acquired common stock.

Item 5.  Indemnification of Directors and Officers

         As permitted by the provisions of the Idaho General Business Corporation Law (the "Idaho Code"), the Company has the power to indemnify any officer or director who, in their capacity as such, is made a party to any suit or proceeding, whether criminal, administrative or investigative, if such officer or director acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company and, in the case of any criminal proceeding, the person had no reasonable cause to believe their conduct was unlawful. An officer or director shall be indemnified against expenses to the extent they have been successful on the merits or otherwise in defense of any action, suit or proceeding. Indemnification or advance expenses to an officer or director is available only to the extent as permitted under Sections 30-1-850 through 30-1-859 of the Idaho Code. Further, the Idaho Code permits a corporation to purchase and maintain liability insurance on behalf of its officers and directors. Presently, the Company does not carry such insurance.

         As permitted by the provisions of the Nevada Revised Statutes (the "NRS"), the Company has the power to indemnify any person made a party to an action, suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the Company, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any such action, suit or proceeding if they acted in good faith and in a manner which they reasonably believed to be in, or not opposed to, the best interest of the Company and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful. Termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the Company, and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful.

         The Company must indemnify a director, officer, employee or agent of the Company who is successful, on the merits or otherwise, in the defense of any action, suit or proceeding, or in defense of any claim, issue, or matter in the proceeding, to which they are a party because they are or were a director, officer employee or agent of the Company, against expenses actually and reasonably incurred by them in connection with the defense.

         The Company may provide to pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as the expenses are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that they are not entitled to be indemnified by the Company.

         The NRS also permits a corporation to purchase and maintain liability insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the corporation as a director, officer, employee or agent, of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against them and liability and expenses incurred by them in their capacity as a director, officer, employee or agent, or arising out of their status as such, whether or not the Company has the authority to indemnify them against such liability and expenses. Presently, the Company does not carry such insurance.

Transfer Agent

         The Company has designated Interstate Transfer Company, 6084 South 900 East, Suite 101, Salt Lake City, Utah 84121, as its transfer agent.

                                    PART F/S

         The Company's financial statements for the fiscal years ended December 31, 2000 and 1999 and Gamecasters' financial statements for December 31, 2000 have been examined to the extent indicated in their reports by H J & Associates, LLC, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein in response to Part F/S of this Form 10-SB. The unaudited interim financial statements for the periods ended March 31 and June 30, 2001 have been prepared by the Company.

                                VENTURETECH, INC.
                          (A Development Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 2000

         McGLADREY NETWORK                          American Institute of
         -----------------                            Certified Public
   An Independently Owned Member                        Accountants
         Worldwide Services
     Through RSM International
                                                    Utah Association of
                                                      Certified Public
                                                        Accountants

                                                    SEC Practice Section
                                                     Private Companies
                                                      Practice Section

                            H J & ASSOCIATES, L.L.C.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
VentureTech, Inc.
(A Development Stage Company)
Vancouver, British Columbia

We have audited the accompanying consolidated balance sheet of VentureTech, Inc. (a development stage company) as of December 31, 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2000 and 1999 and from inception on January 1, 1986 through December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of VentureTech, Inc. (a development stage company) as of December 31, 2000 and the consolidated results of their operations and their cash flows for the years ended December 31, 2000 and 1999 and from inception on January 1, 1986 through December 31, 2000 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the consolidated financial statements, the Company is a development stage company with no significant operating results to date and a substantial accumulated deficit, which together raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 15 to the consolidated financial statements, certain errors were discovered regarding the beneficial conversion features of the convertible debentures which resulted in understatements of the additional paid-in capital account and the net loss for the year ended December 31, 2000.


HJ & Associates, LLC
Salt Lake City, Utah
March 16, 2001



         50 South Main Street, Suite 1450 * Salt Lake City, Utah 84144 *
              Telephone (801) 328-4408 * Facsimile (801) 328-4461

                                VENTURETECH, INC.
                          (A Development Stage Company)
                           Consolidated Balance Sheet


                                     ASSETS

                                                       December 31,
                                                            2000
                                                          --------
CURRENT ASSETS - CONTINUING OPERATIONS

   Cash                                                   $ 35,711
   Marketable securities (Note 8)                          308,755
   Other receivable                                          7,312
                                                          --------

     Total Current Assets - Continuing Operations          351,778
                                                          --------

CURRENT ASSETS - DISCONTINUED OPERATIONS

   Cash                                                      1,351
   Accounts receivable - net (Note 2)                       12,350
   License fees - current (Note 9)                          25,000
                                                          --------

     Total Current Assets - Discontinued Operations         38,701
                                                          --------

PROPERTY AND EQUIPMENT - CONTINUING OPERATIONS (Note 2)     32,207
                                                          --------

OTHER ASSETS - CONTINUING OPERATIONS

   Note receivable (Note 13)                               232,791
                                                          --------

     Total Other Assets                                    232,791
                                                          --------

     TOTAL ASSETS                                         $655,477
                                                          ========

        The accompanying notes are an integral part of these consolidated financial statements.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                     Consolidated Balance Sheet (Continued)


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                 December 31,
                                                                     2000
                                                                 -----------
                                                                  (Restated)
CURRENT LIABILITIES - CONTINUING OPERATIONS

   Accounts payable and accrued expenses                         $    74,905
   Reserve for legal fees (Note 9)                                   100,000
                                                                 -----------

     Total Current Liabilities - Continuing Operations               174,905
                                                                 -----------

CURRENT LIABILITIES - DISCONTINUED OPERATIONS

   Accounts payable and accrued expenses                             100,000
   License fee payable (Note 9)                                       60,000
                                                                 -----------

     Total Current Liabilities - Discontinued Operations             160,000
                                                                 -----------

     Total Liabilities                                               334,905
                                                                 -----------

COMMITMENTS AND CONTINGENCIES (Note 11)

STOCKHOLDERS' EQUITY

   Preferred stock: 20,000,000 shares authorized of $0.001 par
    value, none issued and outstanding                                  --
   Common stock; 100,000,000 shares authorized of $0.001
    par value, 44,569,515 shares issued and outstanding               44,570
   Additional paid-in capital                                      8,398,819
   Deficit accumulated during the development stage               (8,122,817)
                                                                 -----------

     Total Stockholders' Equity                                      320,572
                                                                 -----------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  $   655,477
                                                                 ===========


        The accompanying notes are an integral part of these consolidated financial statements.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                      Consolidated Statements of Operations

                                                                                                          From
                                                                                                      Inception of
                                                                                                     Development
                                                                                                         Stage on
                                                                                                        January 1,
                                                                       For the Years Ended           1986 Through
                                                                           December 31,               December 31,
                                                                     2000                1999               2000
                                                            -----------------   -----------------  ------------------
                                                                 (Restated)                            (Restated)

REVENUES                                                    $               -   $               -  $          555,646
                                                            -----------------   -----------------  ------------------

EXPENSES

  Research and development                                                  -                   -              50,215
  General and administrative                                          860,252           1,041,617           6,052,309
  Depreciation and amortization                                        37,172              36,506             464,422
                                                            -----------------   -----------------  ------------------

     Total Expenses                                                   897,424           1,078,123           6,566,946
                                                            -----------------   -----------------  ------------------

     LOSS FROM OPERATIONS                                            (897,424)         (1,078,123)         (6,011,300)
                                                            -----------------   -----------------  ------------------

OTHER INCOME (EXPENSE)

   Dividend income                                                      2,766                   -               2,766
   Realized gain on marketable securities                             608,034                   -             608,034
   Unrealized gain on marketable securities                            76,813             116,888             193,701
   Net loss on disposal of asset                                            -                   -          (1,400,000)
   Interest expense                                                  (746,233)           (424,938)         (1,232,889)
   Interest income                                                     19,264                   -              19,264
                                                            -----------------   -----------------  ------------------

     Total Other Income (Expense)                                     (39,356)           (308,050)         (1,809,124)
                                                            -----------------   -----------------  ------------------

LOSS BEFORE LOSS FROM DISCONTINUED
 OPERATIONS AND PROVISION FOR INCOME TAX                             (936,780)        (1,386,173)          (7,820,424)
                                                            ------------------  ----------------   ------------------

LOSS FROM DISCONTINUED OPERATIONS                                    (100,653)            (64,525)           (302,393)

PROVISION FOR INCOME TAX                                                    -                   -                   -
                                                            -----------------   -----------------  ------------------

NET LOSS                                                    $      (1,037,433)  $      (1,450,698) $       (8,122,817)
                                                            =================   =================  ==================

BASIC AND FULLY DILUTED LOSS PER SHARE

   - Continuing operations                                  $           (0.03)  $           (0.04)
   - Discontinued operations                                            (0.00)              (0.00)
                                                            -----------------   -----------------

     Total                                                  $           (0.03)  $           (0.04)
                                                            =================   =================

WEIGHTED AVERAGE  NUMBER OF
 SHARES OUTSTANDING                                                37,608,920          35,895,870
                                                            =================   =================


        The accompanying notes are an integral part of these consolidated financial statements.

                                                        VENTURETECH, INC.
                                                   (A Development Stage Company)
                                          Consolidated Statements of Stockholders' Equity

                                                                                                                    Deficit
                                                                                                                 Accumulated
                                                                                               Additional         During the
                                                                    Common Stock                 Paid-in         Development
                                                            Shares            Amount             Capital             Stage
                                                     ----------------   ----------------   ----------------   ----------------
Balance, January 1, 1986
 (inception of development stage)                             278,692   $            279   $           (279)  $              -

Assessment of existing
 shareholders to increase
 paid-in capital                                                    -                  -              8,722                  -

Net loss for the year ended
 December 31, 1987                                                  -                  -                  -             (8,722)
                                                     ----------------   ----------------   ----------------   ----------------

Balance, December 31, 1987                                    278,692                279              8,443             (8,722)

Stock issued to an  individual  who became an officer and  director for services performed  to  acquire  rights to  Harvard  Medical  Project  on July 13,  1988 recorded at predecessor cost of $0.00 per
 share                                                      1,188,889              1,189             (1,189)                 -

Stock issued to Spartan
 Medical Corporation to
 acquire rights to the Harvard
 Medical Project on
 November 1, 1988 recorded at
 predecessor cost of $0.00 per
 share                                                        200,000                200               (200)                 -

Net loss for the year ended
 December 31, 1988                                                  -                  -                  -             (5,644)
                                                     ----------------   ----------------   ----------------   ----------------

Balance, December 31, 1988                                  1,667,581   $          1,668   $          7,054   $        (14,366)
                                                     ----------------   ----------------   ----------------   ----------------


        The accompanying notes are an integral part of these consolidated financial statements.

                                                         VENTURETECH, INC.
                                                   (A Development Stage Company)
                                    Consolidated Statements of Stockholders' Equity (Continued)


                                                                                                                    Deficit
                                                                                                                 Accumulated
                                                                                                Additional        During the
                                                                    Common Stock                 Paid-in         Development
                                                            Shares            Amount             Capital             Stage
                                                     ----------------   ----------------   ----------------   ----------------
Balance, December 31, 1988                                  1,667,581   $          1,668   $          7,054   $        (14,366)

Stock issued for services
 at an average price of
 $0.21 per share                                               61,667                 62             12,638                  -

Stock issued for cash in
 private placements at an
 average price of $2.48                                        98,005                 98            242,502                  -

Stock offering costs offset
 against paid-in capital                                            -                  -            (93,687)                 -

Net loss for the year ended
 December 31, 1989                                                  -                  -                  -           (134,399)
                                                     ----------------   ----------------   ----------------   ----------------

Balance, December 31, 1989                                  1,827,253              1,828            168,507           (148,765)

Stock issued for services
 valued at $0.06 per share                                     19,301                 19              1,140                  -

Stock issued to an individual
 for services valued at
 $12.00 per share                                               1,667                  1             19,999                  -

Stock issued to individuals
 for $3.92 per share                                           11,933                 12             46,788                  -

Net loss for the year ended
 December 31, 1990                                                  -                  -                  -           (174,522)
                                                     ----------------   ----------------   ----------------   ----------------

Balance, December 31, 1990                                  1,860,154   $          1,860   $        236,434   $       (323,287)
                                                     ----------------   ----------------   ----------------   ----------------


        The accompanying notes are an integral part of these consolidated financial statements.

                                                         VENTURETECH, INC.
                                                   (A Development Stage Company)
                                    Consolidated Statements of Stockholders' Equity (Continued)

                                                                                                                   Deficit
                                                                                                                 Accumulated
                                                                                               Additional         During the
                                                                    Common Stock                 Paid-in         Development
                                                            Shares            Amount             Capital             Stage
                                                     ----------------   ----------------   ----------------   ----------------
Balance, December 31, 1990                                  1,860,154   $          1,860   $        236,434   $       (323,287)

Stock issued to Ballater, Ltd. in
 exchange for services recorded
 at predecessor cost of $0.00 per share                       100,000                100               (100)                 -

Net loss for the year ended
 December 31, 1991                                                  -                  -                  -             (2,457)
                                                     ----------------   ----------------   ----------------   ----------------

Balance, December 31, 1991                                  1,960,154              1,960            236,334           (325,744)

Debt converted into additional
 paid-in capital by Park Avenue, Inc.                               -                  -             45,750                  -

Debt converted into additional
 paid-in capital by  stockholder                                    -                  -             12,400                  -

Net loss for the year ended
 December 31, 1992                                                  -                  -                  -             (1,981)
                                                     ----------------   ----------------   ----------------   ----------------

Balance, December 31, 1992                                  1,960,154              1,960            294,484           (327,725)

Common stock issued in settlement
 of debt at $0.012 per share                                1,500,000              1,500             16,252                  -

Net loss for the year ended
 December 31, 1993                                                  -                  -                  -            (15,200)
                                                     ----------------   ----------------   ----------------   ----------------

Balance, December 31, 1993                                  3,460,154              3,460            310,736           (342,925)

Common stock issued for cash
 at $0.50 per share                                           340,000                340            169,660                  -

Stock issuance costs                                                -                  -            (67,500)                 -

Net loss for the year ended
 December 31, 1994                                                  -                  -                  -            (29,190)
                                                     ----------------   ----------------   ----------------   ----------------

Balance, December 31, 1994                                  3,800,154   $          3,800   $        412,896   $       (372,115)
                                                     ----------------   ----------------   ----------------   ----------------


        The accompanying notes are an integral part of these consolidated financial statements.

                                                          VENTURETECH, INC.
                                                    (A Development Stage Company)
                                     Consolidated Statements of Stockholders' Equity (Continued)

                                                                                                                        Deficit
                                                                                                                     Accumulated
                                                                               Additional             Stock          During the
                                                    Common Stock                 Paid-in         Subscription        Development
                                             Shares          Amount              Capital          Receivable             Stage
                                        --------------  ----------------  ----------------   ------------------   ---------------
Balance, December 31, 1994                   3,800,154  $          3,800  $        412,896   $                -   $      (372,115)

Common stock issued to
 acquire Tessier Resources Ltd.              3,200,000             3,200           (80,856)                   -                 -

Debt converted into additional
 paid-in capital                                     -                  -           10,417                    -                 -

Common stock issued in
 settlement of debt at $1.70
 per share                                     591,774               592         1,005,425                    -                 -

Net loss for the year ended
 December 31, 1995                                   -                 -                 -                    -        (1,037,235)
                                        --------------  ----------------   ---------------   ------------------   ---------------

Balance, December 31, 1995                   7,591,928             7,592         1,347,882                    -        (1,409,350)

Common stock issued in
 settlement of debt at $1.70
 per share                                   1,408,126             1,408         2,392,473                    -                 -

Common stock issued as a
 partial conversion of the
 convertible debenture at
 $0.03 per share                             2,300,000             2,300            66,700                     -                -

Common stock issued for
 cash at $10.00 per share                    6,000,000             6,000        59,994,000          (60,000,000)                -

Net loss for the year ended
 December 31, 1996                                   -                 -                 -                    -        (1,590,888)
                                        --------------  ----------------   ---------------   ------------------   ---------------

Balance, December 31, 1996                  17,300,054  $         17,300  $     63,801,055   $      (60,000,000)  $    (3,000,238)
                                        --------------  ----------------  ----------------   ------------------   ---------------


        The accompanying notes are an integral part of these consolidated financial statements.

                                                         VENTURETECH, INC.
                                                   (A Development Stage Company)
                                    Consolidated Statements of Stockholders' Equity (Continued)

                                                                                                                         Deficit
                                                                                                                      Accumulated
                                                                                Additional             Stock          During the
                                                  Common Stock                    Paid-in         Subscription        Development
                                           Shares             Amount              Capital          Receivable              Stage
                                      ----------------   ---------------   ----------------   ------------------    --------------
Balance, December 31, 1996                  17,300,054   $        17,300   $     63,801,055   $    (60,000,000)   $   (3,000,238)

Common stock issued as a
 conversion of the convertible
 debenture at $0.03 per share                3,533,333             3,533            102,467                  -                 -

Common stock issued as a full
 exercise of the "A" warrants
 associated with the convertible
 debenture at $0.03 per share                5,833,333             5,834            169,166                  -                 -

Common stock issued as a partial
 exercise of the "B" warrants
 associated with the convertible
 debenture at $0.03 per share                1,133,334             1,133             32,867                  -                 -

Cancellation of stock
 subscription receivable                    (6,000,000)           (6,000)       (59,994,000)        60,000,000                 -

Common stock issued in
 settlement of debt
 at $0.22 per share                          3,495,000             3,495            765,321                  -                 -

Net loss for the year ended
 December 31, 1997                                   -                 -                  -                  -          (552,777)
                                      ----------------   ---------------   ----------------   ----------------    --------------

Balance, December 31, 1997                  25,295,054   $        25,295   $      4,876,876   $              -    $   (3,553,015)
                                      ----------------   ---------------   ----------------   ----------------    --------------


        The accompanying notes are an integral part of these consolidated financial statements.

                                                         VENTURETECH, INC.
                                                   (A Development Stage Company)
                                    Consolidated Statements of Stockholders' Equity (Continued)

                                                                                                                         Deficit
                                                                                                                      Accumulated
                                                                                Additional           Stock            During the
                                                  Common Stock                    Paid-in         Subscription        Development
                                           Shares             Amount              Capital          Receivable              Stage
                                      ----------------   ---------------   ----------------   ------------------    --------------
Balance, December 31, 1997                  25,295,054   $        25,295   $      4,876,876   $              -    $   (3,553,015)

Common stock issued as a complete
 exercise of the "B" warrants
 associated with the convertible
 debenture at $0.03
 per share                                   4,700,000             4,700            136,300                  -                 -

Common stock issued as a
 partial exercise of warrants
 for cash at $0.25 per share                    35,000                35              8,715                  -                 -

Common stock issued in
 settlement of debt at $0.45
 per share                                   1,583,791             1,585            711,121                  -                 -

Net loss for the year ended
 December 31, 1998                                   -                 -                  -                  -        (2,081,671)
                                      ----------------   ---------------   ----------------   ----------------    --------------

Balance, December 31, 1998                  31,613,845            31,615          5,733,012                  -        (5,634,686 )

Issuance of debenture,
 convertible at less than
 market value (Note 12)                              -                 -            400,000                  -                 -

Common stock issued for
 conversion of debenture at
 $0.20 per share                             5,000,000             5,000            995,000                  -                 -

Common stock issued for
 exercise of warrants at
 $0.20 per share                               400,320               400             79,664                  -                 -

Net loss for the year ended
 December 31, 1999                                   -                 -                  -                  -        (1,450,698)
                                      ----------------   ---------------   ----------------   ----------------    --------------

Balance, December 31, 1999                  37,014,165   $        37,015   $      7,207,676   $              -    $   (7,085,384)
                                      ----------------   ---------------   ----------------   ----------------    --------------


        The accompanying notes are an integral part of these consolidated financial statements.

                                                         VENTURETECH, INC.
                                                   (A Development Stage Company)
                                    Consolidated Statements of Stockholders' Equity (Continued)

                                                                                                                         Deficit
                                                                                                                       Accumulated
                                                                                Additional           Stock             During the
                                                  Common Stock                    Paid-in         Subscription         Development
                                           Shares             Amount              Capital          Receivable              Stage
                                      ----------------   ---------------   ----------------   ------------------    --------------
Balance, December 31, 1999                  37,014,165   $        37,015   $      7,207,676   $              -    $   (7,085,384)

Common stock issued for
 conversion of convertible
 debenture at $0.06 per share                7,101,654             7,101            418,997                  -                 -

Common stock issued for
 services at $0.15 per share                    67,034                67             10,189                  -                 -

Common stock issued for
 service at $0.13 per share                    386,662               387             50,266                  -                 -

Value of beneficial conversion
 features of convertible
 debentures (restated)                               -                 -            324,488                  -                 -

Value of beneficial conversion
 features of convertible
 debentures (restated)                               -                 -            362,203                  -                 -

Value of beneficial conversion
 features of convertible
 debentures (restated)                               -                 -             25,000                  -                 -

Net loss for the year ended
 December 31, 2000 (restated)                        -                 -                  -                  -        (1,037,433)
                                      ----------------   ---------------   ----------------   ----------------    --------------

Balance, December 31, 2000
 (restated)                                 44,569,515   $        44,570   $      8,398,819   $              -    $   (8,122,817)
                                      ================   ===============   ================   ================    ==============

        The accompanying notes are an integral part of these consolidated financial statements.

                                                    VENTURETECH, INC.
                                              (A Development Stage Company)
                                          Consolidated Statements of Cash Flows

                                                                                                              From
                                                                                                          Inception of
                                                                                                         Development
                                                                                                             Stage on
                                                                                                            January 1,
                                                                          For the Years Ended            1986 Through
                                                                              December 31,                December 31,
                                                                        2000                1999               2000
                                                               ------------------  -----------------   -----------------
                                                                    (Restated)                             (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net (loss)                                                  $       (1,037,433) $      (1,450,698)  $      (8,122,817)
   Adjustments to reconcile net (loss) to net cash
    used by operating activities:
     Common stock issued for services                                      60,909                  -              95,168
     Debentures issued convertible at
       less that market value                                                   -            400,000             400,000
     Amortization of debenture discount                                   711,691                  -             711,691
     Depreciation and amortization                                        145,505             61,506             597,735
     Loss on sale of investments                                                -                  -              20,390
     Net loss on disposition of asset                                           -                  -           1,400,000
     Realized gain on sale of investments                                (608,034)                 -            (608,034)
     Unrealized gain in marketable securities                             (76,813)          (116,888)           (193,701)
   Changes in assets and liabilities:
     (Increase) decrease in accounts
      receivables and other assets                                       (193,319)          (117,467)           (316,811)
     Increase (decrease) in accounts
      payable and other current liabilities                               (38,637)           141,676              74,699
                                                               ------------------  -----------------   -----------------

       Net Cash Used by Operating Activities                           (1,036,131)        (1,081,871)         (5,941,680)
                                                               ------------------  -----------------   -----------------

CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of investments                                                (43,901)                 -            (422,214)
   Sale of investments                                                    694,993                  -             702,103
   Purchase of fixed assets                                                (1,941)            (8,573)           (259,665)
   Disposal of fixed assets                                                     -                  -               3,223
   Purchase of license fees                                                     -            (25,000)         (1,575,000)
                                                               ------------------  -----------------   -----------------

       Net Cash Provided (Used) by Investing Activities                   649,151            (33,573)         (1,551,553)
                                                               ------------------  -----------------   -----------------

CASH FLOWS FROM FINANCING ACTIVITIES

   Payments on notes payable                                              (20,000)                 -             (20,000)
   Issuance of convertible debenture                                            -                  -             175,000
   Conversion of debt to equity                                                 -                  -              75,902
   Proceeds from notes payable                                            426,098          1,080,064           6,774,708
   Common stock issued for cash                                                 -                  -             515,963
   Shareholder assessment                                                       -                  -               8,722
                                                               ------------------  -----------------   -----------------

       Net Cash Provided by Financing Activities               $          406,098  $       1,080,064   $       7,530,295
                                                               ------------------  -----------------   -----------------


        The accompanying notes are an integral part of these consolidated financial statements.

                                                    VENTURETECH, INC.
                                              (A Development Stage Company)
                                    Consolidated Statements of Cash Flows (Continued)

                                                                                                              From
                                                                                                          Inception of
                                                                                                         Development
                                                                                                             Stage on
                                                                                                            January 1,
                                                                          For the Years Ended            1986 Through
                                                                                 December 31,            December 31,
                                                                        2000                1999                2000
                                                               ------------------  -----------------   -----------------
                                                                    (Restated)                             (Restated)
NET INCREASE (DECREASE)
 IN CASH                                                       $           19,118  $         (35,380)  $          37,062

CASH AT BEGINNING OF PERIOD                                                17,944             53,324                   -
                                                               ------------------  -----------------   -----------------

CASH AT END OF PERIOD                                          $           37,062  $          17,944   $          37,062
                                                               ==================  =================   =================


SUPPLEMENTAL CASH FLOW INFORMATION

CASH PAID FOR:

  Interest                                                     $                -  $           6,667   $           6,667
  Income taxes                                                 $                -  $               -   $               -

NON CASH FINANCING ACTIVITIES:

  Conversion of debt into additional paid-in capital           $                -  $               -   $          75,902
  Common stock issued in settlement of debt                    $                -  $       1,080,064   $       5,979,235
  Conversion of debenture and warrants to common stock         $          426,098  $               -   $         826,098
  Debentures issued convertible at less than
   market value                                                $                -  $         400,000   $         400,000
  Common stock issued for services                             $           60,909  $               -   $          95,168


        The accompanying notes are an integral part of these consolidated financial statements.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999


NOTE 1 -      ORGANIZATION AND DESCRIPTION OF BUSINESS

              The consolidated financial statements presented are those of VentureTech, Inc. and its wholly-owned subsidiaries.

              VentureTech, Inc. (VTI) was incorporated on July 19, 1948 under the laws of the State of Idaho. VTI has had limited activity since the mid 1950's and is considered a development stage company because no significant revenues have been realized and planned principal operations have not yet commenced. During the year, the Company was engaged in the development, acquisition and licensing of certain computer based technology designed to ultimately offer a full range of casino style gaming, entertainment, information and financial transaction services over the world-wide Internet. Subsequent to year end, the Company sold its casino operations (see Note 14).

              Subsequent to year end, the Company purchased Gamecasters, Inc., a Nevada corporation that is engaged in the business of acquiring distressed and undervalued transaction based companies in order to develop these business opportunities to their full potential. The Company's primary area of interest is transaction based businesses that provide a recurring revenue stream from any transaction that does not involve physical delivery of goods. Transactions occur through the use of a wide variety of devices including, internet access machines, internet websites, amusement devices, cash machines, public phones, etc. and all share a common characteristic - they provide a service for a fee.

              In order to generate transaction based revenue, the Company intends to become involved in a number of markets, each of which has its own unique characteristics and the potential for large numbers of transactions. In the short term the Company intends to establish a significant position in one of these; the interactive entertainment industry. In order to create a common marketing theme, the Company intends to introduce a membership program for its customers in order to establish a permanent relationship. The program is intended to allow members to enter into a variety of transactions with various channel partners through the use of a multi-purpose membership card.

              The Company has authorized 20,000,000 shares of preferred stock with a par value of $0.001. Each share of preferred stock is entitled to ten (10) votes at a meeting of shareholders, except at any meeting in which only shareholders of preferred shares are entitled to vote. The board of directors may, at its discretion, declare dividends on the preferred shares of any amount, at any time, without declaring dividends on any other class of stock. The holders of the preferred shares are entitled to receive priority to the holders of the common shares the remaining property of the corporation in the event of a liquidation or wind up. The holders of the preferred shares may convert each share of preferred stock into 10 shares of common stock at any time.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              a. Accounting Method

              The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

              b. Basic Loss Per Share

              The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements. Fully diluted loss per share is not presented because of the antidilutive nature of the stock equivalents.

                                                                         For the Year Ended
                                                                         December 31, 1999
                                                   -------------------------------------------------------------
                                                            Loss                Shares              Per Share
                                                      (Numerator)            (Denominator)            Amount
                                                   ------------------    -----------------     -----------------
              Continuing operations                $       (1,386,173)          35,895,870     $           (0.04)
              Discontinued operations                         (64,525)          35,895,870                 (0.00)
                                                   ------------------                          -----------------

                   Total                           $       (1,450,698)                         $           (0.04)
                                                   ==================                          =================

                                                                        For the Year Ended
                                                                        December 31, 2000
                                                   -------------------------------------------------------------
                                                            Loss                Shares              Per Share
                                                      (Numerator)            (Denominator)            Amount
                                                   ------------------    -----------------     -----------------

              Continuing operations                $         (936,780)          37,608,920     $           (0.03)
              Discontinued operations                        (100,653)          37,608,920                 (0.00)
                                                   ------------------                          -----------------

                   Total                           $       (1,037,433)                         $           (0.03)
                                                   ==================                          =================

              c. Provision for Taxes

              At  December  31,  2000,   the  Company  had  net  operating  loss
              carryforwards of approximately $5,400,000 that may be offset against future taxable income through 2020. No tax benefits has been reported in the financial statements, because the potential tax benefits of the net operating loss carry forwards are offset by a valuation allowance of the same amount.

              The income tax benefit differs from the amount computed at federal statutory rates of approximately 38% as follows:

                                                                                     For the Years Ended
                                                                                            December 31,
                                                                            --------------------------------------
                                                                                     2000               1999
                                                                            ------------------  ------------------
              Income tax benefit at statutory rate                          $          174,097 $           551,265
              Change in valuation allowance                                           (174,097)           (551,265)
                                                                            ------------------  ------------------

                                                                            $                -  $                -
                                                                            ==================  ==================

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              c. Provision for Taxes (Continued)

              Deferred tax assets (liabilities) are comprised of the following:

                                                                  For the Years Ended
                                                                         December 31,
                                                         --------------------------------------
                                                                  2000               1999
                                                         ------------------  ------------------
              Income tax benefit at statutory rate       $        2,866,543  $       2,692,446
              Change in valuation allowance                      (2,866,543)        (2,692,446)
                                                         ------------------  ------------------

                                                         $                -  $                -
                                                         ==================  ==================

              Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in the future.

              d. Cash and Cash Equivalents

              The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

              e. Principles of Consolidation

              The December 31, 2000 financial  statements are consolidated  with
              CCCI,  E-Casinos,   E-Casinos,   Ltd.  and  VHC.  All  significant
              intercompany accounts and transactions have been eliminated.

              f. Property and Equipment

              Office equipment and leasehold improvements are recorded at cost. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives. Depreciation of office equipment and leasehold improvements is computed using the straight-line method over the estimated useful lives of the asset of 5 and 10 years, respectively. Depreciation expense for continuing operations for the years ended December 31, 2000 and 1999 was $37,172 and $36,305, respectively.

              Property and equipment consists of the following:
                                                      December 31,
                                                          2000

                   Office equipment                 $         171,853
                   Leasehold improvements                      36,491
                   Accumulated depreciation                  (176,137)
                                                    -----------------

                   Net Property and Equipment       $          32,207
                                                    =================

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              g. Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              h. Change in Accounting Principle

              The Company has adopted the provisions of FASB Statement No. 138 "Accounting for Certain Derivative Instruments and Hedging Activities, (an amendment of FASB Statement No. 133.)" Because the Company had adopted the provisions of FASB Statement No. 133, prior to June 15, 2000, this statement is effective for all fiscal quarters beginning after June 15, 2000. The adoption of this principal had no material effect on the Company's consolidated financial statements.

              The Company has adopted the provisions of FASB Statement No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (a replacement of FASB Statement No. 125.)" This statement provides accounting and reporting standard for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, the transfer of financial assets, the Company recognized the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of this principle had no material effect on the Company's consolidated financial statements.

              The Company has adopted the provisions of FIN 44 "Accounting for Certain Transactions Involving Stock Compensation (an interpretation of APB Opinion No. 25.)" This interpretation is effective July 1, 2000. FIN 44 clarifies the application of Opinion No. 25 for only certain issues. It does not address any issues related to the application of the fair value method in Statement No. 123. Among other issues, FIN 44 clarifies the definition of employee for purposes of applying Opinion 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and accounting for an exchange of stock compensation awards in a business combination. The adoption of this principal had no material effect on the Company's consolidated financial statements.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              i. Revenue Recognition Policy

              The Company recognizes as revenue the net winnings from gaming activities, which is the difference between gaming wins and losses. The earnings process is complete upon receipt of the net winnings, and no further obligations exist to the customer.

              Cost of sales includes royalties, payable to Softec, incurred on Casino activity and bank discount fees incurred by the Company for the acceptance of credit cards.

              The formula for net revenue  sharing is as follows:  (Casino  gain
              (loss) - adjustment for incentives - charge backs) * 25% royalty factor to be paid to Softec.

              j. Advertising

              The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense for the years ended December 31, 2000 and 1999 was $47,446 and $287,726, respectively.

              k. Accounts Receivable

              Accounts receivable are shown net of an allowance for doubtful accounts of $5,083 at December 31, 2000.

              l. Long-lived Assets

              All long-lived assets are evaluated yearly for impairment per SFAS
              121. Any impairment in value is recognized as an expense in the period when the impairment occurs.

              m. Website Development Costs

              As allowed by emerging issues task force 00-2, "accounting for website development costs", the Company is expensing its website development costs as incurred because of the short term nature of the asset and the uncertainty of the future product.

              n. Joint Venture Accounting

              The Company is currently working with APTECH Limited (APTECH) to develop a website for the online gambling portal named Win Junction. Win Junction is a private Nevada Corporation entirely owned by 888250 Ontario, Ltd. (888). 888 is controlled by Eric Hutchingame, an officer and director of the Company. If the website is determined to have future business value and is accepted by the Company and 888, then the company would receive 60% ownership of Win Junction. The Company will consolidate Win Junction in its future financial statements, provided the website is accepted by both parties. Should the parties not accept the website it is unlikely that the 60% acquisition would occur.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999


NOTE 3 -      RELATED PARTY TRANSACTIONS

              During the year ended December 31, 2000, a related party made advances to the Company totaling $390,137. Through December 4, 2000, interest in the amount of $35,962 was accrued on the amounts advanced. The amounts advanced with accrued interest were converted into 7,101,654 shares of common stock at $0.06 per share. These conversions were part of a $500,000 convertible debenture and carry 7,101,654 warrants exercisable at $0.06 per share.

              During the years ended December 31, 2000 and 1999, the Company paid $43,393 and $12,239 to a subsidiary of Tessier, a former subsidiary for rent expense.

              During the year ended December 31, 1999, a related party made advances to the Company totaling $1,048,416. Through December 31, 1999, interest in the amount of $31,648 was accrued on the amounts advanced. The amounts advanced with accrued interest were converted to 4,282,025 shares of common stock, at $0.20 per share, on September 30, 1999 and 1,118,295 shares of common stock at $0.20 per share on December 31, 1999. These two conversions were for a $1,000,000 convertible debenture and $80,064 of warrants attached to the debenture.

              In 1998, a related party converted $712,706 of debt into 1,583,791 shares of common stock at $0.45 per share (Note 12).

              In 1998, a related party converted $141,000 of the "B" warrants into 4,700,000 shares of common stock.

              In 1997, a related party converted $106,000 of a convertible debenture, and exercised $175,000 of "A" warrants and $34,000 of "B" warrants into 10,500,000 shares of common stock (Note 4).

              On December 31, 1997, the Company issued 3,495,000 shares of its common stock in consideration for cash received from a related party. At the date of issuance, $909,816 was owed and $768,816 was converted to common stock. At December 31, 1997, an additional note payable of $141,000 was still owed by the Company. This note was non-interest bearing and was due upon demand.

              On December 31, 1996, the Company issued 159,818 shares of its common stock in consideration of money owed to a related party. At the date of issuance $271,691 was owed and converted to common stock. At December 31, 1996, an additional note payable of $387,125 was still owed by the Company. This note payable was non-interest bearing and was due upon demand.

              On September 30, 1996, the Company issued 210,050 shares of its common stock in consideration of money owed to a related party. At the date of issuance, $357,085 was owed and converted into common stock.

              On July 26, 1996, the Company issued 80,000 shares of its common stock in consideration of money owed to a related party. At the date of issuance, $136,000 was owed and converted into common stock.

              On June 30, 1996, the Company issued 419,086 shares of its common stock in consideration of money owed to a related party. At the date of the issuance $712,445 was owed and converted to common stock.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999


NOTE 3 -      RELATED PARTY TRANSACTIONS (Continued)

              In April, 1996, the Company issued 2,300,000 shares of its common stock as a partial conversion of the convertible debenture. The shares were issued at $0.03 per share (Note 4).

              On March 31, 1996, the Company issued 539,172 shares of its common stock in consideration of money owed to a related party. At the date of issuance $916,660 was owed and converted to common stock (Note 12).

              On December 31, 1995, the Company issued 210,888 shares of its common stock in consideration of money owed to a related party. At the date of issuance $358,510 was owed and converted to common stock (Note 12).

              On October 31, 1995, the Company issued 380,886 shares of its common stock in consideration of money owed to a related party. At the date of issuance $647,507 was owed and converted to common stock (Note 12).

              The Company has granted 720,000 warrants to officers and directors of the Company. The warrants were issued at prices ranging from $0.25 to $5.75 which represented the fair market value of the stock at the time of grant, and for periods ranging from four to five years (Note 12).

              On May 14, 1994, officers and directors of the Company were issued stock options to purchase 120,000 shares of the Company's common stock at $2.50 per share. No compensation expense has been recorded as the option price exceeded the fair market value of the shares when the options were issued.

              On November 1, 1993, the Company issued 1,500,000 shares of its common stock in consideration of $17,752 owed to a related party.

NOTE 4 -      CONVERTIBLE DEBENTURE - RELATED PARTY

              In March of 1994, the Company issued a $175,000 fixed and floating convertible debenture. The debenture bore interest at 10% per annum. The debenture was convertible into common stock at a rate of $0.03 per share. The debenture carried "A" and "B" warrants to purchase additional shares of the Company's common stock. The terms of the warrants were also $0.03 per share. In April 1996, the Company issued 2,300,000 shares of common stock to convert $69,000 of the debenture. At December 31, 1996, the balance payable on the debenture was $106,000. In 1997, the Company issued 10,500,000 shares of common stock to convert the balance payable on the debenture of $106,000 as well the exercise of all of the "A" warrants for $175,000 and 1,133,334 of the "B" warrants for $34,000 that accompanied the debentures. In 1998, the Company issued 4,700,000 shares of common stock to exercise $141,000 of "B" warrants. No compensation expense was recorded on the issuance of the warrants because the exercise price exceeded the trading price at the time of issuance. At December 31, 1998, the balance payable on the debenture was $-0-.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999

NOTE 4 -      CONVERTIBLE DEBENTURE - RELATED PARTY (Continued)

              In January 1999, the Company approved convertible debentures, totaling no more than $1 million in the aggregate. The debentures were convertible into "restricted" common stock of the Company at $0.40 per share with one (1) four-year $0.40 warrant attached. This authorization was canceled in September 1999 in conjunction with the Company authorizing a separate convertible debenture for up to $1 million. This debenture is convertible at $0.20 per share into "restricted" common stock of the Company with one five-year $0.20 warrant attached. The Company recorded additional interest expense of $400,000 to reflect the discount of 20% on the debenture and the attached warrants. Unconverted balances accrue 10% interest per annum on a quarterly basis and all balances must be converted within two years of the receipt of the funds by the Company. On September 30, 1999, $856,405 of the $1 million authorized had been converted into shares of common stock.

              On December 31, 1999, the Company converted the balance of the debenture into common stock as well as $80,064 of the attached warrants. The total shares issued pursuant to this debenture and the attached warrants as of December 31, 1999 is 5,400,320.

              On April 3, 2000, the Company issued a convertible debenture to a related party for all principal advances made to the Company from January 1, 2000 through March 31, 2000 totaling $324,488. The debenture is convertible into restricted common stock at $0.15 per share at any time prior to the maturity at the sole option of the debenture holder. The debenture matures on April 2, 2002 and bears interest at 12% per annum. Any shares issued under the conversion privileges of this debenture carry one purchase warrant exercisable at $0.15 per share. The share purchase warrants are exercisable for a period of five years after the date of issuance. Interest expense of $26,556 has been recorded on the debenture during the nine months ended September 30, 2000 and is included in the accounts payable accrued expenses account on the balance sheet.

              The Company recorded a discount on the convertible debenture in order to allocate to additional paid-in capital the value of the beneficial conversion features of the debenture. The beneficial conversion features consist of the debenture holder's right to convert the debentures into units, each unit consisting of one share of restricted common stock (at a conversion price of $0.15 per share which was $0.0375 per share less than the trading value of the Company's unrestricted common stock on the measurement date of the issuance of the debenture) and one attached warrant giving the holders the right to purchase one share of restricted common stock (at an exercise price of $0.15 per share which was $0.0375 per share less than the trading value of the Company's unrestricted common stock on the measurement date of the issuance of the debenture). The value of the beneficial conversion features was computed as the lesser of (1) the value of the warrants or (2) total proceeds of the debentures. As of the date of the issuance of the debenture, the entire proceeds were allocated to additional paid- in capital and a corresponding discount offsetting the liability under the debentures. The discount was fully amortized to interest expense because the debenture holders could have converted the debentures immediately when the debentures were issued. During the year ended December 31, 2000, interest expense of $324,488 was recognized as the result of amortization of the discount.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999

NOTE 4 -      CONVERTIBLE DEBENTURE - RELATED PARTY (Continued)

              On December 1, 2000, the Company cancelled the convertible debenture from April 3, 2000 (as mentioned above) and re-issued a new convertible debenture including the principal amount of the original debenture along with accrued interest and additional advances totaling $401,099. The new debenture is convertible into restricted common stock at $0.06 per share at any time prior to the maturity at the sole option of the debenture holder. The debenture was converted into 6,684,983 shares of common stock on December 1, 2000. Along with the conversion, the debenture holder received one attached warrant for each share of common stock in the conversion (6,684,983 warrants). These warrants have a maturity of five (5) years and are exercisable at $0.06 per share.

              The Company recorded a discount on the new convertible debenture in order to allocate to additional paid-in capital the value of the beneficial conversion features of the debenture. The beneficial conversion features consist of the debenture holder's right to convert the debentures into units, each unit consisting of one share of restricted common stock (at a conversion price of $0.06 per share which was equal to the trading value of the Company's unrestricted common stock on the measurement date of the issuance of the debenture) and one attached warrant giving the holders the right to purchase one share of restricted common stock (at an exercise price of $0.06 per share which was equal to the trading value of the Company's unrestricted common stock on the measurement date of the issuance of the debenture). The value of the beneficial conversion features was computed as the lesser of
              (1) the value of the warrants or (2) total proceeds of the debentures. As of the date of the issuance of the debenture, the value of the warrants were allocated to additional paid-in capital and a corresponding discount offsetting the liability under the debentures. The discount was fully amortized to interest expense because the debenture holders converted the debentures immediately when the debentures were issued. During the year ended December 31, 2000, interest expense of $362,203 was recognized as the result of amortization of the discount.

              On December 4, 2000, the Company issued another convertible debenture for advances made to the Company totaling $25,000. The debenture is convertible into restricted common stock at $0.06 per share at any time prior to the maturity at the sole option of the debenture holder. The debenture was converted into 416,667 shares of common stock on December 4, 2000. Along with the conversion, the debenture holder received one attached warrant for each share of common stock in the conversion (416,667 warrants). These warrants have a maturity of five (5) years and are exercisable at $0.06 per share.

              The Company recorded a discount on the convertible debenture in order to allocate to additional paid-in capital the value of the beneficial conversion features of the debenture. The beneficial conversion features consist of the debenture holder's right to convert the debentures into units, each unit consisting of one share of restricted common stock (at a conversion price of $0.06 per share which was equal to the trading value of the Company's unrestricted common stock on the measurement date of the issuance of the debenture) and one attached warrant giving the holders the right to purchase one share of restricted common stock (at an exercise price of $0.06 per share

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999

NOTE 4 -      CONVERTIBLE DEBENTURE - RELATED PARTY (Continued)

              which was equal to the trading value of the Company's unrestricted common stock on the measurement date of the issuance of the debenture). The value of the beneficial conversion features was computed as the lesser of (1) the value of the warrants or (2) total proceeds of the debentures. As of the date of the issuance of the debenture, the entire proceeds were allocated to additional paid-in capital and a corresponding discount offsetting the liability under the debentures. The discount was fully amortized to interest expense because the debenture holders converted the debentures immediately when the debentures were issued. During the year ended December 31, 2000, interest expense of $25,000 was recognized as the result of amortization of the discount.

NOTE 5 -      GOING CONCERN

              The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred losses from its inception through December 31, 2000. The Company does not have a significant established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek additional financing through private placements of its common stock. This will be accomplished through the use of convertible debentures. Management believes the funds will more likely than not be successfully raised, but there can be no assurance of this. Additionally, the Company intends to use the marketable securities as additional cash flow. The Company expects that operations will increase in 2001, and will start to provide cash flows from operations and expansion. The Company expects that it will need $1,000,000 to $2,000,000 of additional funds for operations and expansion in 2001.

NOTE 6 -      STOCK TRANSACTIONS

              On December 28, 2000,  the Company  issued  386,662  shares of its
              common   stock  for   services   at  $0.13  per  share  for  total
              consideration of $50,653.

              On December  11, 2000,  the Company  issued  67,034  shares of its
              common   stock  for   services   at  $0.15  per  share  for  total
              consideration of $10,256.

              On December 1, 2000 and December 4, 2000, the Company issued 6,684,987 and 416,667 shares of its common stock to a related party in settlement of debt of $426,099.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999


NOTE 6 -      STOCK TRANSACTIONS (Continued)

              On December 31, 1999, the Company issued 1,118,295 shares of its common stock as full conversion of the convertible debenture, and a partial exercise of attached warrants is $0.20 per share (Notes 4 and 12.)

              On September 30, 1999, the Company issued 4,282,025 shares of its common stock as a conversion of a convertible debenture. The shares were issued at $0.20 per share (Notes 4 and 12).

              On December 31, 1998, the Company issued 310,189 shares of common stock in settlement of debt at $0.45 per share.

              On June 30, 1998, the Company issued 1,273,602 shares of common stock in settlement of debt at $0.45 per share (Note 3).

              In 1998, the Company issued 35,000 shares of common stock as an exercise of warrants at $0.25 per share.

              In 1998, the Company issued 4,700,000 shares of common stock as an exercise of "B" warrants at $0.03 per share (Note 4).

              On December 31, 1997, the Company issued 3,495,000 shares of its common stock in settlement of debt at $0.22 per share (Notes 3 and 12).

              During 1997, the Company issued 10,500,000 shares of common stock as a conversion of a convertible debenture and exercise of warrants. The shares were issued at $0.03 per share (Note 4).

              On December 31, 1996, the Company issued 159,818 shares of its common stock in settlement of debt at $1.70 per share (Note 3).

              On September 30, 1996, the Company issued 210,050 shares of its common stock in settlement of debt at $1.70 per share (Note 3).

              On July 26, 1996, the Company issued 80,000 shares of its common stock in settlement of debt at $1.70 per share (Note 3).

              On June 30, 1996, the Company issued 419,086 shares of its common stock in settlement of debt at $1.70 per share (Note 3).

              On May 6, 1996, the Company issued 6,000,000 shares of its common stock to an escrow agent who was to hold the shares until the Company is paid $60,000,000. This $60,000,000 was recorded as a stock subscription receivable until it was canceled in 1997.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999


NOTE 6 -      STOCK TRANSACTIONS (Continued)

              During April 1996, the Company issued 2,300,000 shares of common stock as a partial conversion of a convertible debenture. The shares were issued at $0.03 per share and represented conversion of $69,000 of the initial $175,000 debenture.

              On March 31, 1996, the Company issued 539,172 shares of its common stock in settlement of debt at $1.70 per share (Note 3).

              On December 31, 1995, the Company issued 210,888 shares of its common stock in settlement of debt at $1.70 per share (Note 3).

              On October 31, 1995, the Company issued 380,886 shares of its common stock in settlement of debt at $1.70 per share (Note 3).

              During 1994, the Company issued 340,000 shares of its common stock for cash, at $0.50 per share. The Company incurred costs of $67,500 in connection with the stock offering which were offset to additional paid-in capital.

              In November 1993, the Company issued 1,500,000 shares of its common stock in settlement of debt at $0.012 per share (Note 3).

NOTE 7 -      DISCONTINUED OPERATIONS

              On March 14, 1996 the Company sold its subsidiary, Tessier Resources, LTD. (Tessier) to a public shell corporation controlled by some of the Company's shareholders, Ocean Power (formerly PTC Group, Inc.). The consolidated financial statements have been restated to reflect this transaction as discontinued operations. Tessier had no revenues and no income tax benefit was attributed to the sale. (Note 8) On March 8, 2001, the Company sold its wholly-owned subsidiary EuroAsian E-Casinos International, Ltd. To Nexus Marketing. (Note 14).

NOTE 8 -      MARKETABLE SECURITIES

              The  investment  represents  a minor  ownership  interest in Ocean
              Power of less than 1% at December 31, 2000 from the sale of Tessier Resources, Ltd., whereby Ocean Power gave the Company a convertible debenture with a face value of $3,000,000 in exchange for all of the issued and outstanding stock of Tessier Resources, Ltd. The debenture would have matured in four years if it were not converted. The debenture is convertible at any time before repayment into an aggregate of 2,000,000 shares of authorized but previously unissued shares of Ocean Power common stock at a conversion price of $1.50 per share. The investment was recorded at its predecessor cost of $158,112, because the sale of Tessier was to a related party. Accordingly, no gain on the sale was recorded. The investment is being carried at its fair market value in accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities."

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999


NOTE 8 -      MARKETABLE SECURITIES (Continued)

              As the investment is considered "trading", unrealized gains and losses on the investment are recognized as components of income. At December 31, 1999, the Company has converted all of the debenture into 2,000,000 shares of Ocean Power common stock and has deposited those shares with a brokerage house. In August 1999, Ocean Power effected a 1-for-10 reverse stock split. During the year ended December 31, 2000, the Company sold 110,000 shares of Ocean Power common stock and realized a gain of $608,034. The Company also purchased 10,000 shares of a separate unrelated company for $43,901 which is being carried at its fair market value in accordance with SFAS No. 115. At December 31, 2000, the Company had a net unrealized gain of $76,813.

NOTE 9 -      LICENSE FEES

              The fees are amounts paid for software licenses and the rights to use the software related to the Company's conduct of its Internet related gaming.
                                                            December 31,
                                                                 2000
                                                           -----------------
              Softec Systems Caribbean, Inc.               $         100,000
              Accumulated amortization                               (75,000)
                                                           -----------------
              Net amount                                   $          25,000
                                                           =================

              In August of 1998, Casino World Holdings, Ltd. (CWH) ceased to supply necessary services related to its license and operating agreements with the Company. The Company has subsequently questioned CWH's ability to provide an online interactive gaming system and support services as originally outlined in the aforementioned agreements. Consequently, the Company, in its best judgment, has elected to write-off the unamortized portion of its paid investment in the license agreement a well as the remaining unpaid balance of $700,000. The Company has subsequently entered into a similar licensing agreement with another third party to provide its required gaming software and transaction processing. As practicable, the Company may seek to reclaim a portion or all of its investment in CWH through appropriate legal action. Based upon consultation with its attorney, the Company has accrued $100,000 as the estimated cost of settling this liability.

              The Company, through its subsidiary, E-Casinos Ltd., has entered into an agreement with Softec Systems Caribbean, Inc. (Softec) which will provide software and operating services relating to Internet gaming. Under the terms of the agreement, E-Casinos Ltd. is required to pay a non-refundable one-time license fee of $100,000. Payment of this fee is to be made in accordance with the following schedule:

              o    $25,000 upon signing the agreement.

              o $5,000 thirty-days from the acceptance of the first wager using the licensed software, and

              o $10,000 per month, for seven consecutive months, with the first payment being made 60-days from the acceptance of the first wager using the licensed software.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999

NOTE 9 -      LICENSE FEES (Continued)

              The license fee will be amortized over a 2-year period. The Company began amortizing the license fee in July 1999. Amortization of the license fee for the year ended December 31, 2000 was $50,000.

              Through its subsidiary, E-Casinos Ltd., the Company paid an annual non-refundable fee of $100,000 to the government of Antigua for a gaming license. As the gaming license was granted on July 22, 1999, it will be amortized over a one-year period beginning August 1, 1999 Softec. Amortization of the gaming license for the year ended December 31, 2000 was $58,333. The license expired in July 2000 and has not been renewed. E-Casino's subsidiary continued to operate as of the date of this audit report. Funds to pay for the original gaming license were advanced to the Company by Softec (Note 10).

NOTE 10 -     NOTES PAYABLE

              In conjunction with the startup of E-Casinos Ltd., the Company was required to pay a yearly non-refundable fee of $100,000 to the government of Antigua for a gaming license. The funds for the gaming license were advanced to the Company by Softec. Under the terms of the note, the Company is obligated to repay Softec in twelve monthly installments of $10,000. The note payable has an effective interest rate of 20%. Through December 31, 2000, the Company had made payments totaling $60,000 on the note. As of December 31, 2000, the remaining balance outstanding on the note was $60,000. The Company did not make all of its scheduled payments in 2000 because of cash flow difficulties. The Company was in default of its agreement with Softec. Softec has the right to not process any transactions which customers of the company post to its website.

NOTE 11 -     COMMITMENTS AND CONTINGENCIES

              Software Licensing Agreement

              In the first quarter of 1999, the Company entered into a software licensing agreement with Softec Systems Caribbean Inc., to provide online-gaming software and hardware services. The license agreement calls for a commitment by the company to spend a minimum of 10% of the previous months net revenue (based on a yearly average) for ongoing promotion and marketing. The marketing obligation only applies to the first 365 days of operation. The license agreement also calls for sharing of net revenues based on a specific formula agreed to by the Company and licensor. As the license agreement may be terminated by the Company at the end of any one-year term or by the licensor at the end of any one-year term subsequent to the first year of the agreement, the License Agreement is amortized over a two-year period.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999


NOTE 11 -     COMMITMENTS AND CONTINGENCIES (Continued)

              Consultants
              -----------

              In April 2000, the Company entered into an agreement with APTECH Limited (APTECH), whereby APTECH would provide development services for a gaming education community portal. Each month APTECH is to issue the Company an invoice for a value equivalent to 50% of the value of expenses incurred in that month. Additionally, APTECH would issue a demand notice for the remaining 50% to be paid in the form of equity shares from the Company. The shares to be received by APTECH every month shall be issued by VentureTech at the lower of either an average of the current market values, as reported on NASDAQ, of its shares on the close of the previous 5 trading days before the date of demand notice or $1 per share. The shares are to be issued within 10 days from the date of the demand notice.

              In May 2000, the Company entered into an agreement with Wiremix Media, Inc. (Wiremix), whereby Wiremix would assist with the product development done by APTECH as well as the marketing of Asiacasino.com. The Company's obligation is approximately $6,000 per month for an initial period of three months. Wiremix will receive 50% of the invoices in form of equity shares from the Company.

              The Company currently pays a shareholder $10,000 a month for advisory services provided by the shareholder to the Company.

NOTE 12 -     DILUTIVE INSTRUMENTS

              In December 2000, the Company approved a convertible debenture totaling $500,000. The debenture is convertible into "restricted" common stock of the Company at $0.06 per share with one (1) five-year warrant attached. The Company issued 7,101,654 shares of common stock as a conversion of the debenture, accordingly, 7,101,654 warrants have been granted.

              In August 1999, the Company granted 360,000 warrants to an officer of the Company at $0.28 per share. No compensation expense was recorded at the time of issuance as the exercise price was equal to the trading price at the time of issuance. The warrants become exercisable over a two-year period with 45,000 warrants vesting at the end of each quarter over the two-year period provided the individual continues his employment with the Company. The Company will continue to compare the exercise price to the market price for each quarter to determine whether there is any additional compensation expense pursuant to a valuation of the warrants using the Black Scholes method.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999

NOTE 12 -     DILUTIVE INSTRUMENTS (Continued)

              In June 1999, the Company granted 595,000 warrants to certain individuals, consultants, Directors and Officers of the Company. These warrants were granted for services or beneficial contributions to the Company and/or for the expectation of future contributions to the success of the Company. The warrants were issued to 15 individuals. Of the 595,000 warrants, 545,000 are exercisable at $0.47 per share and 50,000 are exercisable at $0.61 per share. No compensation expense was recorded on the issuance of warrants because the exercise price was either equal to or exceeded the trading price at the time of issue. All warrants expire June 30, 2002. The grant date was used as the measurement date because the services were deemed to have been completed at the grant date. The warrants were fully vested, fully exercisable and non-forfeitable at the grant date.

              In January 1999, the Company approved one or more convertible debentures, totaling no more than $1 million in the aggregate. The debentures were convertible into "restricted" common stock of the Company at $0.40 per share with one (1) four-year $0.40 warrant attached. This authorization was canceled in September 1999 in conjunction with the Company authorizing a separate convertible debenture for up to $1 million. This debenture is convertible at $0.20 per share into "restricted" common stock of the Company with one (1) five-year $0.20 warrant attached. The Company recorded additional interest expense of $400,000 to reflect the discount on the debenture and attached warrants. Unconverted balances accrue 10% interest per annum on a quarterly basis and all balances must be converted within two years of the receipt of the funds by the Company.

              At December 31, 1999, the Company converted the balance of the debenture into common stock as well as $80,064 of the attached warrants. Total shares issued pursuant to this debenture and attached warrants as of December 31, 1999 is 5,400,320.

              In April 1998, the Company approved a private placement for 1,111,111 shares of its common stock with accompanying 1,111,111 warrants at $0.45 per share and warrants. All of the 1,111,111 shares and 472,680 shares from the exercise of warrants have been issued.

               In 1998, the Company converted warrants for 35,000 shares of its common stock at $0.25 per share.

              In December 1997, the Company granted 830,000 warrants to officers and shareholders of which 710,000 are exercisable at $0.25 per share and 120,000 are exercisable at $0.50 per share. No compensation expense was recorded on the issuance of warrants because the exercise price exceeded the trading price at the time of issuance. Additionally, the Company has reserved 100,000 warrants for future issuance. All warrants expire December 29, 2001. The grant date was used as the measurement date because the services were deemed to have been completed at the grant date. The warrants were fully vested, fully exercisable and non-forfeitable at the grant date.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999

NOTE 12 -      DILUTIVE INSTRUMENTS (Continued)

               In December 1997, the Company approved a private placement for 3,500,000 shares at $0.22 per share. All but 5,000 shares were issued pursuant to this private placement at December 31, 1997.

               In March 1996, the Company authorized 1,000,000 stock options for possible future allocation to an individual and his associates for their services in raising funds and completing projects for the Company. Issuance of these stock options are at the discretion of the Company's Board of Directors. The options are exercisable at $6.00 per share which represented the fair market value of the stock at the time of grant, with no time limit associated with the allocation. These stock options were canceled by the Company on July 23, 1999.

               In June 1995, the Company initiated a private placement for 1,000,000 shares of its common stock with accompanying 1,000,000 warrants at $1.70 per share and warrant. Of the 2,000,000 shares which have been issued pursuant to this private placement, 591,774 shares were issued in 1995, while 1,408,126 shares were issued in 1996.

               Over the period of May 1994 through November 1995, the Company granted 1,532,000 warrants to certain individuals, consultants, Directors and Officers of the Company. These warrants were granted for services or beneficial contributions provided to the Company and/or for the expectation of future contributions to the success of the Company. The warrants were issued to thirty individuals or organizations at exercise prices ranging from $2.50 to $5.75, which represented the fair market value of the stock at the time of grant, and for periods ranging from four to five years. The warrants will be issued to these individuals or organizations pursuant to a warrant agreement with the Company. The Company intends to register the shares underlying these warrants at a time deemed suitable by management. The warrants are conditional upon the Company achieving a listing with the NASDAQ stock exchange. Of the 1,532,000 warrants granted, 637,000 expired on May 31, 1999, 640,000 expired in October and November 1999, and 135,000 were canceled by mutual consent of the Company and one of its officers on September 30, 1999. The remaining 120,000 expires on May 18, 2000. The grant date was used as the measurement date because the services were deemed to have been completed at the grant date. The warrants were fully vested, fully exercisable and non-forfeitable at the grant date.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999

NOTE 12 -      DILUTIVE INSTRUMENTS (Continued)

               A summary of the status of the Company's stock warrants as of December 31, 2000 and changes during the year ending December 31, 2000 are presented below:

                                                                                 Weighted            Weighted
                                                                                  Average             Average
                                                                                  Exercise          Grant Date
                                                              Warrants               Price           Fair Value
                                                          -----------------  ------------------  -----------------
              Outstanding, December 31, 1999                      7,294,680  $             0.26  $            0.00
                  Granted                                         7,201,654                0.06               0.01
                  Expired/Canceled                                 (120,000)               2.50                  -
                  Exercised                                               -                   -                  -
                                                          -----------------  ------------------  -----------------

              Outstanding, December 31, 2000                     14,376,334  $             0.16  $            0.00
                                                          =================  ==================  =================

              Exercisable, December 31, 2000                     14,376,334  $             0.16  $            0.00
                                                          =================  ==================  =================

               The total amount of outstanding stock warrants at December 31, 2000 is summarized as follows:

                        Shares                     Price                                 Expiration
                  ------------------               ------------------        -------------------------------

                             675,000               $             0.25                      December 29, 2001
                             120,000               $             0.50                      December 29, 2001
                              50,000               $             0.61                           June 3, 2002
                             545,000               $             0.47                          June 30, 2002
                             360,000               $             0.28                           -
                             825,000               $             0.44                       January 27, 2002
                             100,000               $             0.20                        January 3, 2004
                           4,599,680               $             0.20                      September 1, 2004
                           6,684,987               $             0.06                       December 1, 2005
                             416,667               $             0.06                       December 4, 2005
                  ------------------

                          14,376,334
                  ==================


               FASB Statement 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), requires the Company to provide proforma information regarding net income and net stock awards had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock award at the grant date by using the Black-Scholes option pricing model with the following weighted average assumptions used for grants, respectively; dividend yield of zero percent for all years; expected volatility of 1.50 percent for all years; risk-free interest rates of 5.75 percent and expected lives of 3 - 5 years. Additional expense of $132,409 was recorded during the year ended December 31, 2000 pursuant to the Black-Scholes calculation pertaining to the fair value of the warrants granted during the year.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999


NOTE 13 -     NOTE RECEIVABLE

              The Company has advanced $214,977 to Cyberdome Entertainment, Inc. with accrued interest at 10% of $17,814. The note is due on demand. Subsequent to year end, the Company exchanged this note for preferred shares in Gamecasters, Inc. (see Note 14). This amount will eliminate in the consolidation entries after February 16, 2001.

NOTE 14 -     SUBSEQUENT EVENTS

              Reverse Merger
              --------------

              On February 16, 2001 the Company completed an agreement with the shareholders of Gamecasters, Inc. ("Gamecasters") a Nevada company, pursuant to which the Company issued 20,000,000 common shares, 10,000,000 convertible preferred and 20,000,000 convertible preferred share warrants to acquire all of the issued and outstanding common shares of Gamecasters.

              The Company has authorized 20,000,000 convertible preferred shares with a par value of $0.001. Each share of preferred stock is entitled to ten (10) votes at a meeting of shareholders, except at any meeting in which only shareholders of preferred shares are entitled to vote. The board of directors may, at its own discretion, declare dividends on the preferred shares of any amount, at any time, without declaring dividends on any other class of stock. The holders of the preferred shares are entitled to receive priority to the holders of the common shares the remaining property of the corporation in the event of a liquidation or wind up. The holders of the preferred shares may convert each share of preferred stock into 10 shares of common stock at any time for no additional consideration.

              The Company also acquired 4,000,000 of the 10,000,000 issued and outstanding convertible preferred shares of Gamecasters for an assignment of a loan and interest receivable of $235,561.

              At the date of acquisition, the Company was undertaking to sell its casino gambling operations and was otherwise substantially inactive. As a result of the accusation, the former shareholders of Gamecasters acquired 72.9 percent of VentureQuest as a group. Gamecasters is considered the accounting acquirer for financial statement purposes.

              Sale of Subsidiary
              ------------------

              On March 8, 2001, the Company sold its wholly-owned subsidiary EuroAsian E-Casinos International, Ltd. (EuroAsian) to Nexus Marketing, Inc. for $350,000 less accounts payable and accrued liabilities of $160,000. Under the terms of the Agreement, the Company has agreed to receive the $190,000 balance based on a percentage of gross revenues generated by EuroAsian. All operations of EuroAsian have been reclassified as discontinued and the assets and liabilities of Euro-Asian have been presented as discontinued.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999


NOTE 14 -     SUBSEQUENT EVENTS (Continued)

              A summary of the discontinued operations is presented as follows:

                                              For the Year Ended
                                                    December 31,
                                     --------------------------------------
                                              2000              1999
                                     ------------------  ------------------

               Sales                 $          169,919  $           29,710
               Cost of sales                     55,341              10,232
                                     ------------------  ------------------

               Gross Margin                     114,578              19,478

               Expenses                         215,231              84,003
                                     ------------------  ------------------

               Net Loss              $         (100,653) $          (64,525)
                                     ==================  ==================

               Loss Per Share        $            (0.00) $            (0.00)
                                     ==================  ==================

              Stock Option Plan
              -----------------

              In February 2001, the Company increased the number of shares authorized in its employee stock option plan from 3,000,000 to 13,500,000. Additionally, the Company granted 5,000,000 options to officers and directors at an exercise price of $0.06 per share. The options vest at the rate of 25% per year with the first 25% vesting immediately. The options expire 5 years from the date of the grant. 8,500,000 options are reserved for future grants.
              Because the Company applies the provisions of APB No. 25, no additional compensation expense will be recorded. Under the provisions of SFAS No.123, additional proforma expense of $26,236 would be recognized using the following assumptions:

                            Risk free interest rate                  5.75%
                            Expected life                            5 years
                            Expected volatility                      161.24%
                            Expected dividends                       $0

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999

NOTE 15 -     RESTATED FINANCIAL STATEMENTS

              The following is the reconciliation of the December 31, 2000 consolidated financial statements as originally reported to the restated December 31, 2000 consolidated financial statements:

                                                      As Reported        As Adjusted      Difference
                                                      -----------        -----------      ----------
                  Additional paid-in capital          $ 7,819,537        $ 8,398,819      $ 579,282       (1)

                  Deficit accumulated during
                    the development stage             $(7,543,535)       $(8,122,817)     $(579,282)      (2)

                  Net loss for the
                    year ended
                    December 31, 2000                 $   (458,151)      $(1,037,433)     $(579,282)      (2)

                  Net loss per share                  $      (0.01)      $     (0.03)     $   (0.02)

                  Net loss from inception
                    on January 1, 1986 through
                    December 31, 2000                 $ (7,543,535)      $(8,122,817)     $(579,282)      (2)


              (1) Difference  represents  a net increase to  additional  paid-in capital due to a change in the method of reporting warrants issued with debt instruments (convertible debentures) in accordance with EITF No. 00-27.

              (2) Difference  representing  the  immediate  amortization  of the conversion discounts (see item (1) above and Note 4) because the debentures were convertible immediately.

                                VENTURETECH, INC.
                          (A Development Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999

                                    CONTENTS


Independent Auditors' Report............................................... 3

Consolidated Balance Sheet................................................. 4

Consolidated Statements of Operations...................................... 6

Consolidated Statements of Stockholders' Equity ........................... 7

Consolidated Statements of Cash Flows......................................13

Notes to the Consolidated Financial Statements.............................15

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
VentureTech, Inc.
(A Development Stage Company)
Vancouver, British Columbia


We have audited the accompanying consolidated balance sheet of VentureTech, Inc. (a development stage company) as of December 31, 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1999 and 1998 and from inception on January 1, 1986 through December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the consolidated financial position of VentureTech, Inc. (a development stage company) as of December 31, 1999 and the consolidated results of their operations and their cash flows for the years ended December 31, 1999 and 1998 and from inception on January 1, 1986 through December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the consolidated financial statements, the Company is a development stage company with no significant operating results to date and a substantial accumulated deficit, which together raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Jones, Jensen & Company
Salt Lake City, Utah
April 4, 2000

                                VENTURETECH, INC.
                          (A Development Stage Company)
                           Consolidated Balance Sheet


                        ASSETS

                                      December 31,
                                          1999
                                        --------
CURRENT ASSETS

   Cash                                 $ 17,944
   Marketable securities (Note 8)        275,000
   Accounts receivable - net (Note 2)     15,584
   Note receivable (Note 2)               27,470
   Prepaid expenses (Note 9)              74,413
   License fees - current (Note 9)        50,000
                                        --------

     Total Current Assets                460,411
                                        --------

PROPERTY AND EQUIPMENT (Note 2)           67,438
                                        --------

OTHER ASSETS

   License fees (Note 9)                  25,000
                                        --------

     Total Other Assets                   25,000
                                        --------

     TOTAL ASSETS                       $552,849
                                        ========

        The accompanying notes are an integral part of these consolidated financial statements.

                                                 VENTURETECH, INC.
                                           (A Development Stage Company)
                                      Consolidated Balance Sheet (Continued)


                                       LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                                    December 31,
                                                                                                        1999
                                                                                               -----------------
CURRENT LIABILITIES
   Accounts payable and accrued expenses                                                       $         213,542
   Reserve for legal fees (Note 9)                                                                       100,000
   License fee payable (Note 9)                                                                           80,000
                                                                                               -----------------

     Total Current Liabilities                                                                           393,542
                                                                                               -----------------

COMMITMENTS AND CONTINGENCIES (Note 10)

STOCKHOLDERS' EQUITY

   Common stock; 100,000,000 shares authorized of $0.001
    par value, 37,014,165 shares issued and outstanding                                                   37,015
   Additional paid-in capital                                                                          7,207,676
   Deficit accumulated during the development stage                                                   (7,085,384)
                                                                                               -----------------

     Total Stockholders' Equity                                                                          159,307
                                                                                               -----------------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                $         552,849
                                                                                               =================


        The accompanying notes are an integral part of these consolidated financial statements.

                                                 VENTURETECH, INC.
                                           (A Development Stage Company)
                                       Consolidated Statements of Operations

                                                                                                           From
                                                                                                        Inception on
                                                                                                         January 1,
                                                                   For the Years Ended                  1986 Through
                                                                        December 31,                    December 31,
                                                                 1999                 1998                  1999
                                                            -----------------   -----------------  ------------------
REVENUE
  Sales                                                     $          29,710   $          -       $          585,356
  Cost of sales                                                        10,232              -                   10,232
                                                            -----------------   -----------------  ------------------

     Gross Margin                                                      19,478              -                  575,124
                                                            -----------------   -----------------  ------------------

EXPENSES

  Research and development                                             -                   -                   50,215
  General and administrative                                        1,091,453             645,754           5,260,227
  Depreciation and amortization                                        61,506              35,917             452,250
                                                            -----------------   -----------------  ------------------

     Total Expenses                                                 1,152,959             681,671           5,762,692
                                                            -----------------   -----------------  ------------------

     LOSS FROM OPERATIONS                                          (1,133,481)           (681,671)         (5,187,568)
                                                            -----------------   -----------------  ------------------

OTHER INCOME (EXPENSE)

   Unrealized gain on marketable securities                           116,888              -                  116,888
   Net loss on disposal of asset                                       -               (1,400,000)         (1,400,000)
   Interest expense                                                  (434,105)             -                 (477,489)
                                                            -----------------   -----------------  ------------------

     Total Other Income (Expense)                                    (317,217)         (1,400,000)         (1,760,601)
                                                            -----------------   -----------------  ------------------

LOSS BEFORE LOSS FROM
 DISCONTINUED OPERATIONS
 AND PROVISION FOR INCOME TAX                                      (1,450,698)         (2,081,671)         (6,948,169)
                                                            -----------------   -----------------  ------------------

LOSS FROM DISCONTINUED
 OPERATIONS                                                            -                   -                 (137,215)

PROVISION FOR INCOME TAX                                               -                   -                   -
                                                            -----------------   -----------------  ------------------

NET LOSS                                                    $      (1,450,698)  $      (2,081,671) $       (7,085,384)
                                                            =================   =================  ==================

BASIC LOSS PER SHARE                                        $           (0.04)  $           (0.07)
                                                            =================   =================

WEIGHTED AVERAGE  NUMBER OF
 SHARES OUTSTANDING                                                35,895,870          29,230,096
                                                            =================   =================

        The accompanying notes are an integral part of these consolidated financial statements.

                                                         VENTURETECH, INC.
                                                   (A Development Stage Company)
                                          Consolidated Statements of Stockholders' Equity


                                                                                                                  Deficit
                                                                                                                Accumulated
                                                                                             Additional          During the
                                                                   Common Stock               Paid-in           Development
                                                          Shares              Amount          Capital              Stage
                                                     ----------------   ----------------   ----------------   ----------------
Balance, January 1, 1986 (inception)                          278,692   $            279   $           (279)  $          -

Assessment of existing
 shareholders to increase
 paid-in capital                                                -                  -                  8,722              -

Net loss for the year ended
 December 31, 1987                                              -                  -                  -                  (8,722)
                                                     ----------------   ----------------   ----------------   ----------------

Balance, December 31, 1987                                    278,692                279              8,443             (8,722)

Stock issued to an  individual
 who became an officer and
 director for services
 performed  to  acquire  rights
 to  Harvard  Medical  Project
 on July 13,  1988 recorded at
 predecessor cost of $0.00 per
 share                                                      1,188,889              1,189             (1,189)            -

Stock issued to Spartan
 Medical Corporation to
 acquire rights to the Harvard
 Medical Project on
 November 1, 1988 recorded at
 predecessor cost of $0.00 per
 share                                                        200,000                200               (200)            -

Net loss for the year ended
 December 31, 1988                                              -                  -                  -                  (5,644)
                                                     ----------------   ----------------   ----------------   ----------------

Balance, December 31, 1988                                  1,667,581   $          1,668   $          7,054   $         (14,366)
                                                     ----------------   ----------------   ----------------   ----------------


        The accompanying notes are an integral part of these consolidated financial statements.

                                                         VENTURETECH, INC.
                                                   (A Development Stage Company)
                                    Consolidated Statements of Stockholders' Equity (Continued)


                                                                                                                   Deficit
                                                                                                                   Accumulated
                                                                                              Additional           During the
                                                                   Common Stock                Paid-in             Development
                                                          Shares              Amount           Capital             Stage
                                                     ----------------   ----------------   ----------------   ----------------
Balance forward                                             1,667,581   $          1,668   $          7,054   $        (14,366)

Stock issued for services
 at an average price of
 $0.21 per share                                               61,667                 62             12,638             -

Stock issued for cash in
 private placements at an
 average price of $2.48                                        98,005                 98            242,502             -

Stock offering costs offset
 against paid-in capital                                        -                 -                 (93,687)            -

Net loss for the year ended
 December 31, 1989                                             -                  -                  -                (134,399)
                                                     ----------------   ----------------   ----------------   ----------------

Balance, December 31, 1989                                  1,827,253              1,828            168,507           (148,765)

Stock issued for services
 valued at $0.06 per share                                     19,301                 19              1,140             -

Stock issued to an individual
 for services valued at
 $12.00 per share                                               1,667                  1             19,999             -

Stock issued to individuals
 for $3.92 per share                                           11,933                 12             46,788             -

Net loss for the year ended
 December 31, 1990                                             -                  -                  -                (174,522)
                                                     ----------------   ----------------   ----------------   ----------------

Balance, December 31, 1990                                  1,860,154   $          1,860   $        236,434   $       (323,287)
                                                     ----------------   ----------------   ----------------   ----------------


        The accompanying notes are an integral part of these consolidated financial statements.

                                                         VENTURETECH, INC.
                                                   (A Development Stage Company)
                                    Consolidated Statements of Stockholders' Equity (Continued)

                                                                                                                Deficit
                                                                                                                Accumulated
                                                                                               Additional       During the
                                                                    Common Stock                Paid-in         Development
                                                          Shares              Amount            Capital           Stage
                                                     ----------------   ----------------   ----------------   ----------------

Balance forward                                             1,860,154   $          1,860   $        236,434   $       (323,287)

Stock issued to Ballater, Ltd. in
 exchange for services recorded
 at predecessor cost of $0.00 per share                       100,000                100               (100)            -

Net loss for the year ended
 December 31, 1991                                             -                  -                  -                  (2,457)
                                                     ----------------   ----------------   ----------------   ----------------

Balance, December 31, 1991                                  1,960,154              1,960            236,334           (325,744)

Debt converted into additional
 paid-in capital by Park Avenue, Inc.                          -                  -                  45,750             -

Debt converted into additional
 paid-in capital by  stockholder                               -                  -                  12,400             -

Net loss for the year ended
 December 31, 1992                                             -                  -                  -                  (1,981)
                                                     ----------------   ----------------   ----------------   ----------------

Balance, December 31, 1992                                  1,960,154              1,960            294,484           (327,725)

Common stock issued in settlement
 of debt at $0.012 per share                                1,500,000              1,500             16,252             -

Net loss for the year ended
 December 31, 1993                                             -                  -                  -                 (15,200)
                                                     ----------------   ----------------   ----------------   ----------------

Balance, December 31, 1993                                  3,460,154              3,460            310,736           (342,925)

Common stock issued for cash
 at $0.50 per share                                           340,000                340            169,660             -

Stock issuance costs                                           -                  -                 (67,500)            -

Net loss for the year ended
 December 31, 1994                                             -                  -                  -                 (29,190)
                                                     ----------------   ----------------   ----------------   ----------------

Balance, December 31, 1994                                  3,800,154   $          3,800   $        412,896   $       (372,115)
                                                     ----------------   ----------------   ----------------   ----------------


        The accompanying notes are an integral part of these consolidated financial statements.

                                                          VENTURETECH, INC.
                                                    (A Development Stage Company)
                                     Consolidated Statements of Stockholders' Equity (Continued)

                                                                                                                       Deficit
                                                                                                                      Accumulated
                                                                              Additional          Stock               During the
                                                        Common Stock           Paid-in         Subscription           Development
                                            Shares             Amount          Capital          Receivable               Stag
                                        --------------  ----------------  ----------------   ------------------   ---------------
Balance forward                              3,800,154  $          3,800  $        412,896   $           -        $      (372,115)

Common stock issued to
 acquire Tessier Resources Ltd.              3,200,000             3,200           (80,856)              -                 -

Debt converted into additional
 paid-in capital                                -                    -              10,417               -                 -

Common stock issued in
 settlement of debt at $1.70
 per share                                     591,774               592         1,005,425               -                 -

Net loss for the year ended
 December 31, 1995                              -                    -                 -                 -             (1,037,235)
                                        --------------  ----------------   ---------------   ------------------   ---------------

Balance, December 31, 1995                   7,591,928             7,592         1,347,882               -             (1,409,350)

Common stock issued in
 settlement of debt at $1.70
 per share                                   1,408,126             1,408         2,392,473               -                 -

Common stock issued as a
 partial conversion of the
 convertible debenture at
 $0.03 per share                             2,300,000             2,300            66,700               -                 -

Common stock issued for
 cash at $10.00 per share                    6,000,000             6,000        59,994,000          (60,000,000)           -

Net loss for the year ended
 December 31, 1996                              -                    -                 -                 -             (1,590,888)
                                        --------------  ----------------   ---------------   ------------------   ---------------

Balance, December 31, 1996                  17,300,054  $         17,300  $     63,801,055   $      (60,000,000)  $    (3,000,238)
                                        --------------  ----------------  ----------------   ------------------   ---------------

        The accompanying notes are an integral part of these consolidated financial statements.

                                                         VENTURETECH, INC.
                                                   (A Development Stage Company)
                                    Consolidated Statements of Stockholders' Equity (Continued)

                                                                                                                     Deficit
                                                                                                                     Accumulated
                                                                              Additional           Stock             During the
                                                 Common Stock                  Paid-in          Subscription         Development
                                          Shares             Amount            Capital           Receivable            Stage
                                      ----------------   ---------------   ----------------   ----------------    --------------
Balance, December 31, 1996                  17,300,054   $        17,300   $     63,801,055   $    (60,000,000)   $   (3,000,238)

Common stock issued as a
 conversion of the convertible
 debenture at $0.03 per share                3,533,333             3,533            102,467             -                 -

Common stock issued as a full
 exercise of the "A" warrants
 associated with the convertible
 debenture at $0.03 per share                5,833,333             5,834            169,166             -                 -

Common stock issued as a partial
 exercise of the "B" warrants
 associated with the convertible
 debenture at $0.03 per share                1,133,334             1,133             32,867             -                 -

Cancellation of stock
 subscription receivable                    (6,000,000)           (6,000)       (59,994,000)        60,000,000            -

Common stock issued in
 settlement of debt
 at $0.22 per share                          3,495,000             3,495            765,321             -                 -

Net loss for the year ended
 December 31, 1997                              -                 -                  -                  -               (552,777)
                                      ----------------   ---------------   ----------------   ----------------    --------------

Balance, December 31, 1997                  25,295,054   $        25,295   $      4,876,876   $         -         $   (3,553,015)
                                      ----------------   ---------------   ----------------   ----------------    --------------


        The accompanying notes are an integral part of these consolidated financial statements.

                                                         VENTURETECH, INC.
                                                   (A Development Stage Company)
                                    Consolidated Statements of Stockholders' Equity (Continued)

                                                                                                                     Deficit
                                                                                                                     Accumulated
                                                                              Additional          Stock              During the
                                                 Common Stock                  Paid-in          Subscription         Development
                                          Shares             Amount            Capital           Receivable           Stage
                                      ----------------   ---------------   ----------------   ----------------    --------------
Balance, December 31, 1997                  25,295,054   $        25,295   $      4,876,876   $         -         $   (3,553,015)

Common stock issued as a
 complete  exercise of the "B"
 warrants  associated with the
 convertible debenture at $0.03
 per share                                   4,700,000             4,700            136,300             -                 -

Common stock issued as a
 partial exercise of warrants
 for cash at $0.25 per share                    35,000                35              8,715             -                 -

Common stock issued in
 settlement of debt at $0.45
 per share                                   1,583,791             1,585            711,121             -                 -

Net loss for the year ended
 December 31, 1998                              -                 -                  -                  -             (2,081,671)
                                      ----------------   ---------------   ----------------   ----------------    --------------

Balance, December 31, 1998                  31,613,845            31,615          5,733,012             -             (5,634,686)

Issuance of debenture,
 convertible at less than
 market value (Note 12)                         -                 -                 400,000             -                 -

Common stock issued for
 conversion of debenture at
 $0.20 per share                             5,000,000             5,000            995,000             -                 -

Common stock issued for
 exercise of warrants at
 $0.20 per share                               400,320               400             79,664             -                 -

Net loss for the year ended
 December 31, 1999                              -                 -                  -                  -             (1,450,698)
                                      ----------------   ---------------   ----------------   ----------------    --------------

Balance, December 31, 1999                  37,014,165   $        37,015   $      7,207,676   $         -         $   (7,085,384)
                                      ================   ===============   ================   ================    ==============


        The accompanying notes are an integral part of these consolidated financial statements.

                                                         VENTURETECH, INC.
                                                   (A Development Stage Company)
                                               Consolidated Statements of Cash Flows

                                                                                                           From
                                                                                                        Inception on
                                                                                                         January 1,
                                                                     For the Years Ended                1986 Through
                                                                         December 31,                   December 31,
                                                                 1999                 1998                  1999
                                                            -----------------   -----------------  ------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net (loss)                                               $      (1,450,698)  $      (2,081,671) $       (7,085,384)
   Adjustments to reconcile net (loss) to net cash
    used by operating activities:
     Common stock issued for services                                  -                   -                   34,259
     Debentures and warrants issued at
       less that market value                                         400,000              -                  400,000
     Depreciation and amortization                                     61,506              35,917             452,250
     Loss on sale of investments                                       -                   -                   20,390
     Net loss on disposition of asset                                  -                1,400,000           1,400,000
     Unrealized gain in marketable securities                        (116,888)             -                 (116,888)
   Changes in assets and liabilities:
     (Increase) decrease in accounts
      receivables and other assets                                   (117,467)             -                 (123,492)
     Increase (decrease) in accounts
      payable and other current liabilities                           141,676             (36,308)            113,316
                                                            -----------------   -----------------  ------------------

       Net Cash Used by Operating Activities                       (1,081,871)           (682,062)         (4,905,549)
                                                            -----------------   -----------------  ------------------

CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of investments                                             -                   -                 (378,313)
   Sale of investments                                                 -                   -                    7,110
   Purchase of fixed assets                                            (8,573)             -                 (257,724)
   Disposal of fixed assets                                            -                   -                    3,223
   Purchase of license fees                                           (25,000)             -               (1,575,000)
                                                            -----------------   -----------------  ------------------

       Net Cash Used by Investing Activities                          (33,573)             -               (2,200,704)
                                                            -----------------   -----------------  ------------------

CASH FLOWS FROM FINANCING ACTIVITIES

   Issuance of convertible debenture                                                       -                  175,000
   Conversion of debt to equity                                        -                   -                   75,902
   Proceeds from notes payable                                      1,080,064             712,706           6,348,610
   Common stock issued for cash                                        -                    8,750             515,963
   Shareholder assessment                                              -                   -                    8,722
                                                            -----------------   -----------------  ------------------

       Net Cash Provided by Financing Activities            $       1,080,064   $         721,456  $        7,124,197
                                                            -----------------   -----------------  ------------------

        The accompanying notes are an integral part of these consolidated financial statements.

                                                   VENTURETECH, INC.
                                             (A Development Stage Company)
                                   Consolidated Statements of Cash Flows (Continued)

                                                                                                         From
                                                                                                      Inception on
                                                                                                        January 1,
                                                                     For the Years Ended              1986 Through
                                                                         December 31,                 December 31,
                                                                 1999                 1998                1999
                                                            -----------------   -----------------  ------------------
NET INCREASE (DECREASE)
 IN CASH                                                    $         (35,380)  $          39,394  $           17,944

CASH AT BEGINNING OF PERIOD                                            53,324              13,930              -
                                                            -----------------   -----------------  ------------------

CASH AT END OF PERIOD                                       $          17,944   $          53,324  $           17,944
                                                            =================   =================  ==================


SUPPLEMENTAL CASH FLOW INFORMATION

CASH PAID FOR:

  Interest                                                  $           6,667   $          -       $            6,667
  Income taxes                                              $          -        $          -       $           -

NON CASH FINANCING ACTIVITIES:

  Conversion of debt into additional
    paid-in capital                                         $          -        $          -       $           75,902
  Common stock issued in settlement
    of debt                                                 $       1,080,064   $         712,705  $        5,979,235
  Conversion of debenture and warrants
    to common stock                                         $          -        $         141,000  $          525,526
  Debenture and warrants issued at less
    than market value                                       $         400,000   $          -       $          400,000


        The accompanying notes are an integral part of these consolidated financial statements.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 1 -      ORGANIZATION AND DESCRIPTION OF BUSINESS

              The consolidated financial statements presented are those of VentureTech, Inc. and its wholly-owned subsidiaries.

              VentureTech, Inc. (VTI) was incorporated on July 19, 1948 under the laws of the State of Idaho. VTI has had limited activity since the mid 1950's and is considered a development stage company because no significant revenues have been realized and planned principal operations have not yet commenced. The Company is engaged in the development, acquisition and licensing of certain computer based technology designed to ultimately offer a full range of casino style gaming, entertainment, information and financial transaction services over the world-wide Internet. The Company intends to establish a series of multi- themed virtual casinos over the Internet from authorized locations around the world.

              The Subsidiaries:

              Cybernet Currency Clearing, Inc. (CCCI) was incorporated on August 23, 1995 under the laws of the State of Nevada as a foreign corporation to provide encoding protection for secure Internet transactions. CCCI is considered a development stage company because no revenues have been realized and planned principal operations have not yet begun.

              Euro Asian E-Casinos, Inc (E-Casinos) was incorporated on April 18, 1996 in accordance with the Associates Law of the Republic of the Marshall Islands as a foreign corporation to own and operate full service gaming casinos on the internationally accessible Internet. E- Casinos is considered a development stage company because no revenues have been realized and planned principal operations have not yet begun.

              Euro Asian E-Casinos International, Ltd. (E-Casinos Ltd.) was incorporated in St. John's Antigua, West Indies to own and operate full service gaming casinos on the internationally accessible Internet. E-Casinos Ltd. owns the gaming license issued by the government of Antigua.

              VentureTech Holdings Canada, Ltd. (VHC) was incorporated in July 1999 under the laws of the Province of British Columbia, Canada.

              CCCI, E-Casinos, E-Casinos Ltd. and VHC are all wholly-owned by the Company.

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              a. Accounting Method

              The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              b. Basic Loss Per Share

              The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements. Fully diluted loss per share is not presented because of the antidilutive nature of the stock equivalents.

                                                  For the Year Ended
                                                  December 31, 1999
                             -------------------------------------------------------------
                                  Loss                 Shares               Per Share
                                  (Numerator)          (Denominator)          Amount
                             ------------------    -----------------     -----------------
              Net loss       $       (1,450,698)          35,895,870     $           (0.04)
                             ==================    =================     =================


                                                  For the Year Ended
                                                  December 31, 1998
                             -------------------------------------------------------------
                                  Loss                 Shares               Per Share
                                  (Numerator)          (Denominator)          Amount
                             ------------------    -----------------     -----------------

              Net loss       $       (2,081,671)          29,230,096     $           (0.07)
                             ==================    =================     =================

              c. Provision for Taxes

              At  December  31,  1999,   the  Company  has  net  operating  loss
              carryforwards of approximately $5,000,000 that may be offset against future taxable income through 2019. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

              d. Cash and Cash Equivalents

              The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

              e. Principles of Consolidation

              The December 31, 1999 financial statements are consolidated with CCCI, E-Casinos, E- Casinos, Ltd. and VHC. All significant intercompany accounts and transactions have been eliminated.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              f. Property and Equipment

              Office equipment and leasehold improvements are recorded at cost. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives. Depreciation of office equipment and leasehold improvements is computed using the straight-line method over the estimated useful lives of the asset of 5 and 10 years, respectively. Depreciation expense for continuing operations for the years ended December 31, 1999 and 1998 was $36,305 and $35,917, respectively.

              Property and equipment consists of the following:

                                                           December 31,
                                                                1999
                                                        -----------------
                   Office equipment                     $         169,912
                   Leasehold improvements                          36,491
                   Accumulated depreciation                      (138,965  )
                                                        -----------------

                   Net Property and Equipment           $          67,438
                                                        =================

              g. Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              h. Change in Accounting Principle

              In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. Management does not expect that the adoption of this statement will have a material impact on the Company's financial statements.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              i.  Revenue Recognition Policy

              The Company recognizes as revenue the net winnings from gaming activities, which is the difference between gaming wins and losses. The earnings process is complete upon receipt of the net winnings, and no further obligations exist to the customer.

              Cost of sales includes royalties, payable to Softec, incurred on Casino activity and bank discount fees incurred by the Company for the acceptance of credit cards.

              The formula for net revenue  sharing is as follows:  (Casino  gain
              (loss) - adjustment for incentives - charge backs) * 25% royalty factor to be paid to Softec.

              j.  Advertising

              The  Company   follows  the  policy  of  charging   the  costs  of
              advertising to expense as incurred.

              k.  Accounts Receivable

              Accounts receivable are shown net of an allowance for doubtful accounts of $2,462 at December 31, 1999.

              l.  Long-lived Assets

              All long-lived assets are evaluated yearly for impairment per SFAS
              121. Any impairment in value is recognized as an expense in the period when the impairment occurs.

              m.  Note Receivable

              The Company has a note receivable from an unrelated  company.  The note is unsecured, due upon demand and bears interest at 10% per annum. The note includes accrued interest of $266.

NOTE 3 -      RELATED PARTY TRANSACTIONS

              During the year ended December 31, 1999, a related party made advances to the Company totaling $1,048,416. Through December 31, 1999, interest in the amount of $31,648 was accrued on the amounts advanced. The amounts advanced with accrued interest were converted to 4,282,025 shares of common stock, at $0.20 per share, on September 30, 1999 and 1,118,295 shares of common stock at $0.20 per share on December 31, 1999. These two conversions were for a $1,000,000 convertible debenture and $80,064 of warrants attached to the debenture.

              During the year ended December 31, 1999, the Company leased office space from a subsidiary of Tessier (a former subsidiary) and paid $12,299 in rent.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 3 -      RELATED PARTY TRANSACTIONS (Continued)

              In 1998, a related party converted $712,706 of debt into 1,583,791 shares of common stock at $0.45 per share (Note 12).

              In 1998, a related party converted $141,000 of the "B" warrants into 4,700,000 shares of common stock.

              In 1997, a related party converted $106,000 of a convertible debenture, and exercised $175,000 of "A" warrants and $34,000 of "B" warrants into 10,500,000 shares of common stock (Note 4).

              On December 31, 1997, the Company issued 3,495,000 shares of its common stock in consideration for cash received from a related party. At the date of issuance, $909,816 was owed and $768,816 was converted to common stock. At December 31, 1997, an additional note payable of $141,000 was still owed by the Company. This note was non-interest bearing and was due upon demand.

              On December 31, 1996, the Company issued 159,818 shares of its common stock in consideration of money owed to a related party. At the date of issuance $271,691 was owed and converted to common stock. At December 31, 1996, an additional note payable of $387,125 was still owed by the Company. This note payable was non-interest bearing and was due upon demand.

              On September 30, 1996, the Company issued 210,050 shares of its common stock in consideration of money owed to a related party. At the date of issuance, $357,085 was owed and converted into common stock.

              On July 26, 1996, the Company issued 80,000 shares of its common stock in consideration of money owed to a related party. At the date of issuance, $136,000 was owed and converted into common stock.

              On June 30, 1996, the Company issued 419,086 shares of its common stock in consideration of money owed to a related party. At the date of the issuance $712,445 was owed and converted to common stock.

              In April, 1996, the Company issued 2,300,000 shares of its common stock as a partial conversion of the convertible debenture. The shares were issued at $0.03 per share (Note 4).

              On March 31, 1996, the Company issued 539,172 shares of its common stock in consideration of money owed to a related party. At the date of issuance $916,660 was owed and converted to common stock (Note 12).

              On December 31, 1995, the Company issued 210,888 shares of its common stock in consideration of money owed to a related party. At the date of issuance $358,510 was owed and converted to common stock (Note 12).

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 3 -      RELATED PARTY TRANSACTIONS (Continued)

              On October 31, 1995, the Company issued 380,886 shares of its common stock in consideration of money owed to a related party. At the date of issuance $647,507 was owed and converted to common stock (Note 12).

              The Company has granted 720,000 warrants to officers and directors of the Company. The warrants were issued at prices ranging from $0.25 to $5.75 which represented the fair market value of the stock at the time of grant, and for periods ranging from four to five years (Note 12).

              On May 14, 1994, officers and directors of the Company were issued stock options to purchase 120,000 shares of the Company's common stock at $2.50 per share. No compensation expense has been recorded as the option price exceeded the fair market value of the shares when the options were issued.

              On November 1, 1993, the Company issued 1,500,000 shares of its common stock in consideration of $17,752 owed to a related party.

NOTE 4 -      CONVERTIBLE DEBENTURE - RELATED PARTY

              In March of 1994, the Company issued a $175,000 fixed and floating convertible debenture. The debenture bore interest at 10% per annum. The debenture was convertible into common stock at a rate of $0.03 per share. The debenture carried "A" and "B" warrants to purchase additional shares of the Company's common stock. The terms of the warrants were also $0.03 per share. In April 1996, the Company issued 2,300,000 shares of common stock to convert $69,000 of the debenture. At December 31, 1996, the balance payable on the debenture was $106,000. In 1997, the Company issued 10,500,000 shares of common stock to convert the balance payable on the debenture of $106,000 as well the exercise of all of the "A" warrants for $175,000 and 1,133,334 of the "B" warrants for $34,000 that accompanied the debentures. In 1998, the Company issued 4,700,000 shares of common stock to exercise $141,000 of "B" warrants. No compensation expense was recorded on the issuance of the warrants because the exercise price exceeded the trading price at the time of issuance. At December 31, 1998, the balance payable on the debenture was $-0-.

              In January 1999, the Company approved convertible debentures, totaling no more than $1 million in the aggregate. The debentures were convertible into "restricted" common stock of the Company at $0.40 per share with one (1) four-year $0.40 warrant attached. This authorization was canceled in September 1999 in conjunction with the Company authorizing a separate convertible debenture for up to $1 million. This debenture is convertible at $0.20 per share into "restricted" common stock of the Company with one five-year $0.20 warrant attached. The Company recorded additional interest expense of $400,000 to reflect the discount of 20% on the debenture and the attached warrants. Unconverted balances accrue 10% interest per annum on a quarterly basis and all balances must be converted within two years of the receipt of the funds by the Company. On September 30, 1999, $856,405 of the $1 million authorized had been converted into shares of common stock.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999

NOTE 4 -      CONVERTIBLE DEBENTURE - RELATED PARTY (Continued)

              On December 31, 1999, the Company converted the balance of the debenture into common stock as well as $80,064 of the attached warrants. The total shares issued pursuant to this debenture and the attached warrants as of December 31, 1999 is 5,400,320.

NOTE 5 -      GOING CONCERN

              The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred losses from its inception through December 31, 1999. The Company does not have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek additional financing through private placements of its common stock. This will be accomplished through the use of convertible debentures. Management believes the funds will more likely than not be successfully raised, but there can be no assurance of this. Additionally, the Company intends to use the marketable securities as additional cash flow. The Company expects that operations will increase in 2000, and will start to provide cash flows from operations and expansion. The Company expects that it will need $1,000,000 to $2,000,000 of additional funds for operations and expansion in 2000. In the first quarter of 2000, the Company sold 95,000 of 200,000 shares of its marketable securities for net proceeds of $618,600.

NOTE 6 -      STOCK TRANSACTIONS

              On December 31, 1999, the Company issued 1,118,295 shares of its common stock as full conversion of the convertible debenture, and a partial exercise of attached warrants is $0.20 per share (Notes 4 and 12.)

              On September 30, 1999, the Company issued 4,282,025 shares of its common stock as a conversion of a convertible debenture. The shares were issued at $0.20 per share (Notes 4 and 12).

              On December 31, 1998, the Company issued 310,189 shares of common stock in settlement of debt at $0.45 per share.

              On June 30, 1998, the Company issued 1,273,602 shares of common stock in settlement of debt at $0.45 per share (Note 3).

              In 1998, the Company issued 35,000 shares of common stock as an exercise of warrants at $0.25 per share.

              In 1998, the Company issued 4,700,000 shares of common stock as an exercise of "B" warrants at $0.03 per share (Note 4).

              On December 31, 1997, the Company issued 3,495,000 shares of its common stock in settlement of debt at $0.22 per share (Notes 3 and 12).

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 6 -      STOCK TRANSACTIONS (Continued)

              During 1997, the Company issued 10,500,000 shares of common stock as a conversion of a convertible debenture and exercise of warrants. The shares were issued at $0.03 per share (Note 4).

              On December 31, 1996, the Company issued 159,818 shares of its common stock in settlement of debt at $1.70 per share (Note 3).

              On September 30, 1996, the Company issued 210,050 shares of its common stock in settlement of debt at $1.70 per share (Note 3).

              On July 26, 1996, the Company issued 80,000 shares of its common stock in settlement of debt at $1.70 per share (Note 3).

              On June 30, 1996, the Company issued 419,086 shares of its common stock in settlement of debt at $1.70 per share (Note 3).

              On May 6, 1996, the Company issued 6,000,000 shares of its common stock to an escrow agent who was to hold the shares until the Company is paid $60,000,000. This $60,000,000 was recorded as a stock subscription receivable until it was canceled in 1997.

              During April 1996, the Company issued 2,300,000 shares of common stock as a partial conversion of a convertible debenture. The shares were issued at $0.03 per share and represented conversion of $69,000 of the initial $175,000 debenture.

              On March 31, 1996, the Company issued 539,172 shares of its common stock in settlement of debt at $1.70 per share (Note 3).

              On December 31, 1995, the Company issued 210,888 shares of its common stock in settlement of debt at $1.70 per share (Note 3).

              On October 31, 1995, the Company issued 380,886 shares of its common stock in settlement of debt at $1.70 per share (Note 3).

              During 1994, the Company issued 340,000 shares of its common stock for cash, at $0.50 per share. The Company incurred costs of $67,500 in connection with the stock offering which were offset to additional paid-in capital.

              In November 1993, the Company issued 1,500,000 shares of its common stock in settlement of debt at $0.012 per share (Note 3).

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 7 -      DISCONTINUED OPERATIONS

              On March 14, 1996 the Company sold its subsidiary, Tessier Resources, LTD. (Tessier) to a public shell corporation controlled by some of the Company's shareholders, Ocean Power (formerly PTC Group, Inc.). The consolidated financial statements have been restated to reflect this transaction as discontinued operations. Tessier had no revenues and no income tax benefit was attributed to the sale. (Note 8)

NOTE 8 -      MARKETABLE SECURITIES

              The  investment  represents  a minor  ownership  interest in Ocean
              Power of less than 1% at December 31, 1999 from the sale of Tessier Resources, Ltd., whereby Ocean Power gave the Company a convertible debenture with a face value of $3,000,000 in exchange for all of the issued and outstanding stock of Tessier Resources, Ltd. The debenture would have matured in four years if it were not converted. The debenture is convertible at any time before repayment into an aggregate of 2,000,000 shares of authorized but previously unissued shares of Ocean Power common stock at a conversion price of $1.50 per share. The investment was recorded at its predecessor cost of $158,112, because the sale of Tessier was to a related party. Accordingly, no gain on the sale was recorded. The investment is being carried at its fair market value in accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities." As the investment is considered "trading", unrealized gains and losses on the investment are recognized as components of income. At December 31, 1999, the Company has converted all of the debenture into 2,000,000 shares of Ocean Power common stock and has deposited those shares with a brokerage house. In August 1999, Ocean Power effected a 1-for-10 reverse stock split. At December 31,1999, the 200,000 shares of Ocean Power common stock held by the Company carried an aggregate fair market value of $275,000, or $1.375 per share. The investment is presented as a current asset.

NOTE 9 -      LICENSE FEES

              The fees are amounts paid for software licenses and the rights to use the software related to the Company's conduct of its Internet related gaming.

                                                             December 31,
                                                                 1999
                                                         -----------------
              Softec Systems Caribbean, Inc.             $         100,000
              Accumulated amortization                             (25,000)
              Current portion                                      (50,000)
                                                         -----------------

              Long-Term Portion                          $          25,000
                                                         =================

              The Company has also prepaid $58,333 in license fees which are included in prepaid expenses.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 9 -      LICENSE FEES (Continued)

              In August of 1998, Casino World Holdings, Ltd. (CWH) ceased to supply necessary services related to its license and operating agreements with the Company. The Company has subsequently questioned CWH's ability to provide an online interactive gaming system and support services as originally outlined in the aforementioned agreements. Consequently, the Company, in its best judgment, has elected to write-off the unamortized portion of its paid investment in the license agreement a well as the remaining unpaid balance of $700,000. The Company has subsequently entered into a similar licensing agreement with another third party to provide its required gaming software and transaction processing. As practicable, the Company may seek to reclaim a portion or all of its investment in CWH through appropriate legal action. Based upon consultation with its attorney, the Company has accrued $100,000 as the estimated cost of settling this liability.

              The Company, through its subsidiary, E-Casinos Ltd., has entered into an agreement with Softec Systems Caribbean, Inc. (Softec) which will provide software and operating services relating to Internet gaming. Under the terms of the agreement, E-Casinos Ltd. is required to pay a non-refundable one-time license fee of $100,000. Payment of this fee is to be made in accordance with the following schedule:

              o    $25,000 upon signing the agreement.

              o $5,000 thirty-days from the acceptance of the first wager using the licensed software, and

              o $10,000 per month, for seven consecutive months, with the first payment being made 60-days from the acceptance of the first wager using the licensed software.

              The license fee will be amortized over a 2-year period. The Company began amortizing the license fee in July 1999.
              Amortization of the license fee for the nine months ended September 30, 1999 was $12,500. At December 31, 1999, the Company currently owes $70,000 for the license fee under the terms of the agreement.

              Through its subsidiary, E-Casinos Ltd., the Company paid an annual non-refundable fee of $100,000 to the government of Antigua for a gaming license. As the gaming license was granted on July 22, 1999, it will be amortized over a one-year period beginning August 1, 1999 Softec. Amortization of the gaming license for the year ended December 31, 1999 was $41,667. Funds to pay for the gaming license were advanced to the Company by Softec (Note 10).

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 10 -     NOTES PAYABLE

              In conjunction with the startup of E-Casinos Ltd., the Company was required to pay a yearly non-refundable fee of $100,000 to the government of Antigua for a gaming license. The funds for the gaming license were advanced to the Company by Softec. Under the terms of the note, the Company is obligated to repay Softec in twelve monthly installments of $10,000. The note payable has an effective interest rate of 20%. Through December 31, 1999, the Company had made payments totaling $40,000 on the note. As of December 31, 1999, the remaining balance outstanding on the note was $80,000.

NOTE 11 -     COMMITMENTS AND CONTINGENCIES

              Software Licensing Agreement
              ----------------------------

              In the first quarter of 1999, the Company entered into a software licensing agreement with Softec Systems Caribbean Inc., to provide online-gaming software and hardware services. The license agreement calls for a commitment by the company to spend a minimum of 10% of the previous months net revenue (based on a yearly average) for ongoing promotion and marketing. The marketing obligation only applies to the first 365 days of operation. The license agreement also calls for sharing of net revenues based on a specific formula agreed to by the Company and licensor. As the license agreement may be terminated by the Company at the end of any one-year term or by the licensor at the end of any one-year term subsequent to the first year of the agreement, the License Agreement is amortized over a two-year period.

              Consultants
              -----------

              The Company currently pays a shareholder $12,000 a month for advisory services provided by the shareholder to the Company.

NOTE 12 -     DILUTIVE INSTRUMENTS

              In August 1999, the Company granted 360,000 warrants to an officer of the Company at $0.28 per share. No compensation expense was recorded at the time of issuance as the exercise price was equal to the trading price at the time of issuance. The warrants become exercisable over a two-year period with 45,000 warrants vesting at the end of each quarter over the two-year period provided the individual continues his employment with the Company. The Company will continue to compare the exercise price to the market price for each quarter to determine whether there is any additional compensation expense pursuant to a valuation of the warrants using the Black Scholes method.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 12 -     DILUTIVE INSTRUMENTS (Continued)

              In June 1999, the Company granted 595,000 warrants to certain individuals, consultants, Directors and Officers of the Company. These warrants were granted for services or beneficial contributions to the Company and/or for the expectation of future contributions to the success of the Company. The warrants were issued to 15 individuals. Of the 595,000 warrants, 545,000 are exercisable at $0.47 per share and 50,000 are exercisable at $0.61 per share. No compensation expense was recorded on the issuance of warrants because the exercise price was either equal to or exceeded the trading price at the time of issue. All warrants expire June 30, 2002. The grant date was used as the measurement date because the services were deemed to have been completed at the grant date. The warrants were fully vested, fully exercisable and non-forfeitable at the grant date.

              In January 1999, the Company approved one or more convertible debentures, totaling no more than $1 million in the aggregate. The debentures were convertible into "restricted" common stock of the Company at $0.40 per share with one (1) four-year $0.40 warrant attached. This authorization was canceled in September 1999 in conjunction with the Company authorizing a separate convertible debenture for up to $1 million. This debenture is convertible at $0.20 per share into "restricted" common stock of the Company with one (1) five-year $0.20 warrant attached. The Company recorded additional interest expense of $400,000 to reflect the discount on the debenture and attached warrants. Unconverted balances accrue 10% interest per annum on a quarterly basis and all balances must be converted within two years of the receipt of the funds by the Company.

              At December 31, 1999, the Company converted the balance of the debenture into common stock as well as $80,064 of the attached warrants. Total shares issued pursuant to this debenture and attached warrants as of December 31, 1999 is 5,400,320.

              In April 1998, the Company approved a private placement for 1,111,111 shares of its common stock with accompanying 1,111,111 warrants at $0.45 per share and warrants. All of the 1,111,111 shares and 472,680 shares from the exercise of warrants have been issued.

              In 1998, the Company converted warrants for 35,000 shares of its common stock at $0.25 per share.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 12 -     DILUTIVE INSTRUMENTS (Continued)

              In December 1997, the Company granted 830,000 warrants to officers and shareholders of which 710,000 are exercisable at $0.25 per share and 120,000 are exercisable at $0.50 per share. No compensation expense was recorded on the issuance of warrants because the exercise price exceeded the trading price at the time of issuance. Additionally, the Company has reserved 100,000 warrants for future issuance. All warrants expire December 29, 2001. The grant date was used as the measurement date because the services were deemed to have been completed at the grant date. The warrants were fully vested, fully exercisable and non-forfeitable at the grant date.

              In December 1997, the Company approved a private placement for 3,500,000 shares at $0.22 per share. All but 5,000 shares were issued pursuant to this private placement at December 31, 1997.

              In March 1996, the Company authorized 1,000,000 stock options for possible future allocation to an individual and his associates for their services in raising funds and completing projects for the Company. Issuance of these stock options are at the discretion of the Company's Board of Directors. The options are exercisable at $6.00 per share which represented the fair market value of the stock at the time of grant, with no time limit associated with the allocation. These stock options were canceled by the Company on July 23, 1999.

              In June 1995 the Company initiated a private placement for 1,000,000 shares of its common stock with accompanying 1,000,000 warrants at $1.70 per share and warrant. Of the 2,000,000 shares which have been issued pursuant to this private placement, 591,774 shares were issued in 1995, while 1,408,126 shares were issued in 1996.

              Over the period of May 1994 through November 1995, the Company granted 1,532,000 warrants to certain individuals, consultants, Directors and Officers of the Company. These warrants were granted for services or beneficial contributions provided to the Company and/or for the expectation of future contributions to the success of the Company. The warrants were issued to thirty individuals or organizations at exercise prices ranging from $2.50 to $5.75, which represented the fair market value of the stock at the time of grant, and for periods ranging from four to five years. The warrants will be issued to these individuals or organizations pursuant to a warrant agreement with the Company. The Company intends to register the shares underlying these warrants at a time deemed suitable by management. The warrants are conditional upon the Company achieving a listing with the NASDAQ stock exchange. Of the 1,532,000 warrants granted, 637,000 expired on May 31, 1999, 640,000 expired in October and November 1999, and 135,000 were canceled by mutual consent of the Company and one of its officers on September 30, 1999. The remaining 120,000 expires on May 18, 2000. The grant date was used as the measurement date because the services were deemed to have been completed at the grant date. The warrants were fully vested, fully exercisable and non-forfeitable at the grant date.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 12 -     DILUTIVE INSTRUMENTS (Continued)

              The following is a schedule of outstanding warrants as of December 31, 1999:

                                           Expiration         Exercise          Warrants           Warrants
                    Date of Issue            Date              Price            Issued           Outstanding
               ---------------------  --------------------  ---------------  ----------------  -----------------
               May 18, 1994           May 18, 2000          $          2.50           120,000            120,000
               December 29, 1997      December 29, 2001                0.25           710,000            675,000
               December 29, 1997      December 29, 2001                0.50           120,000            120,000
               September 1, 1999      September 1, 2004                0.20         5,000,000          4,599,680
               June 3, 1999           June 3, 2002                     0.61            50,000             50,000
               June 30, 1999          June 30, 2002                    0.47           545,000            545,000
               August 31, 1999                       -                 0.28           360,000            360,000
                                                                             ----------------  -----------------

                                                                                    6,905,000          6,469,680
                                                                             ================  =================

              FASB Statement 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), requires the Company to provide proforma information regarding net income and net stock awards had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock award at the grant date by using the Black-Scholes option pricing model with the following weighted average assumptions used for grants, respectively; dividend yield of zero percent for all years; expected volatility of 32 percent for all years; risk-free interest rates of 8.0 percent and expected lives of 4 years.

              Under the accounting provisions of SFAS No. 123, the Company's net income would have been unchanged during the year ended December 31, 1999.

NOTE 13 -     SUBSEQUENT EVENT

              In the first quarter of 2000, the Company sold 90,000 shares of its marketable securities for net proceeds of $618,600. The sales resulted in a realized gain of $547,139. At March 31, 2000, the remaining marketable securities were valued at $787,500.

                            VentureQuest Group, Inc.
           (A Development Stage Company, Formerly Venture Tech, Inc.)

                   RESTATED CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2001

Restated Consolidated Financial Statements

VentureQuest Group, Inc.
(A Development Stage Company)
(Formerly VentureTech, Inc.)
(Unaudited)

June 30, 2001

VentureQuest Group, Inc. (formerly VentureTech, Inc.)
(A Development Stage Company)
Consolidated Balance Sheets
As at June 30, 2001 and December 31, 2000


                                                                       June 30,   December 31,
                                                                         2001         2000
                                                                     (Unaudited)
                                                                          $             $
                                                                       Restated     Restated
                                                                       Note 12      Note 12
                                                                     -----------  -----------
Assets
Current
Cash and cash equivalents                                                 11,587         --
Other receivable                                                          11,233         --
Marketable securities [note 8]                                           178,770         --
                                                                     -----------  -----------
Total current assets                                                     201,590         --
                                                                     -----------  -----------
Note receivable [note 7]                                                 195,082         --
Property and equipment [note 3]                                        1,016,318      989,041
                                                                     -----------  -----------
                                                                       1,211,400         --
                                                                     -----------  -----------
Total assets                                                           1,412,990      989,041
                                                                     ===========  ===========
Liabilities and Shareholders' Equity
Current
Accounts payable and accrued liabilities [notes 3 and 4]                 276,082         --
                                                                     -----------  -----------
Total current liabilities                                                276,082         --

Deferred gain on disposition of subsidiary company [note 7]              190,000         --
Commitments and contingencies [note 11]
                                                                         466,082         --
                                                                     -----------  -----------
Shareholders' equity
Preferred stock: 20,000,000 shares authorized of $0.001 par value,
10,000,000 issued and outstanding;
Common stock: 480,000,000 shares authorized of $0.001 par value,
65,801,194 issued and outstanding:
Common stock [note 6]                                                     65,801       44,570
Preferred stock [note 6]                                                  10,000         --
Additional paid-in capital                                               968,354      955,430
Retained earnings (deficit)                                             (150,597)    (10,959)
Minority interest                                                         53,350        --
                                                                     -----------  -----------
Total shareholders' equity                                               946,908      989,041
                                                                     -----------  -----------
Total liabilities and shareholders' equity                             1,412,990      989,041
                                                                     ===========  ===========



See accompanying notes

VentureQuest Group, Inc. (formerly VentureTech, Inc.)
(A Development Stage Company)

Consolidated Statement of Operations (Unaudited)


                                                           Three         Six         From
(Comparative amounts for the three and six                 months       months    inception on
months ended June 30, 2000 are not presented               ended        ended     December 12,
as the inception date was December 12, 2000)              June 30,     June 30,     2000 to
                                                            2001         2001      June 30,
                                                                                     2001
                                                             $            $            $
                                                          Restated     Restated     Restated
                                                           Note 12      Note 12     Note 12
                                                        -----------  -----------  -----------
Revenues                                                     96,150       96,150       96,150
Operating Expenses                                      -----------  -----------  -----------
Cost of sales                                                 3,865        3,865        3,865
Salaries and consulting fees                                128,164      183,911      183,911
General and administrative expenses                          88,280      101,154      101,154
Depreciation and amortization                                61,308      115,983      126,942
                                                        -----------  -----------  -----------
Total operating expenses                                    281,617      404,913      415,872
                                                        -----------  -----------  -----------
Loss from operations                                        185,467      308,763      319,722
                                                        -----------  -----------  -----------
Other income (expense)
   Interest income                                            2,895        5,190        5,190
   Unrealized loss on marketable securities                 (46,767)    (121,897)    (121,897)
   Realized gain on marketable securities                    33,398       38,158       38,158
   Recovery of reserve for legal fees                                    100,000      100,000
    Realized gain on sale of subsidiary company [Note*]                  147,245      147,245
                                                        -----------  -----------  -----------
Total other income (expense)                                (10,474)     168,696      168,696
                                                        -----------  -----------  -----------
Loss before minority interest and

   discontinued operations                                  195,941      140,067      151,026

Minority interest                                            (2,053)      (6,650)      (6,650)
                                                        -----------  -----------  -----------
Loss before loss from discontinued operations               193,888      133,417      144,376
Loss from discontinued operations                              --          6,221        6,221
                                                        -----------  -----------  -----------
Net loss for the period                                     193,888      139,638      150,597
                                                        ===========  ===========  ===========
Basic earnings per share [note 3]

 - Continuing operations                                      (0.00)       (0.00)       (0.00)
 - Discontinued operations                                    (0.00)       (0.00)       (0.00)
                                                        -----------  -----------  -----------
Total                                                         (0.00)       (0.00)       (0.00)
                                                        -----------  -----------  -----------
Weighted Average Number of
Shares Outstanding                                       65,801,194   60,498,946   37,608,920
                                                        ===========  ===========  ===========



See accompanying notes

VentureQuest Group, Inc. (formerly VentureTech, Inc.)
(A Development Stage Company)

Consolidated Statements of Shareholders' Equity


                                                              Common stock            Preferred Shares       Additional
                                                        ------------------------  ------------------------    Paid In
                                                                                                              Capital
                                                          Shares       Amount       Shares       Amount
                                                             #            $            #            $            $



                                                        -----------  -----------  -----------  -----------  -----------

Incorporation, December 12, 2000
Issuance of Common shares                                44,569,515       44,570                                955,430
Net income (loss) for the period
                                                        -----------  -----------  -----------  -----------  -----------
Balance, December 31, 2000                               44,569,515       44,570                                955,430
Common stock issued for settlement of debenture           1,231,679        1,231                                 72,669
                                                        -----------  -----------  -----------  -----------  -----------
Balance February 16, 2001 (unaudited)                    45,801,194       45,801                              1,028,099
Issuance of Common and Preferred shares and
   Preferred share purchase warrants on reverse merger   20,000,000       20,000   10,000,000       10,000      (59,745)
Net income (loss) for six months

     ended June 30, 2001 (unaudited)                                                                             (6,650)
                                                        -----------  -----------  -----------  -----------  -----------
Balance June 30, 2001 (unaudited)                        65,801,194       65,801   10,000,000       10,000      968,354
                                                        ===========  ===========  ===========  ===========  ===========


                                                         Minority      Retained      Total
                                                         Interest      Earnings   Shareholders'
                                                                       (Deficit)    Equity

                                                             $            $            $

                                                                       Restated    Restated
                                                                        Note 12     Note 12
                                                        -----------  -----------  -----------
Incorporation, December 12, 2000
Issuance of Common shares                                                           1,000,000
Net income (loss) for the period                                         (10,959)     (10,959)
                                                        -----------  -----------  -----------
Balance, December 31, 2000                                               (10,959)     989,041
Common stock issued for settlement of debenture                                        73,900
                                                        -----------  -----------  -----------
Balance February 16, 2001 (unaudited)                                    (10,959)   1,062,941
Issuance of Common and Preferred shares and
   Preferred share purchase warrants on reverse merger       60,000                    30,255
Net income (loss) for six months

     ended June 30, 2001 (unaudited)                       (139,638)    (146,288)
                                                        -----------  -----------  -----------
Balance June 30, 2001 (unaudited)                            53,350     (150,597)     946,908
                                                        ===========  ===========  ===========



See accompanying notes

VentureQuest Group, Inc. (formerly VentureTech, Inc.)
(A Development Stage Company)

Consolidated Statements of Cash Flow (Unaudited)


                                                                                     From
(Comparative amounts for the six months ended                            Six     inception on
June 30, 2000 are not presented as the inception                        months    December 12,
date was December 12, 2000)                                             ended       2000 to
                                                                       June 30,     June 30,
                                                                         2001         2001
                                                                           $            $
                                                                     -----------  -----------
                                                                       Restated    Restated
                                                                        Note 12     Note 12
Operating Activities
Net income (loss) for the period                                        (139,638)    (150,597)
Adjustments to reconcile net income
to net cash used by operating activities:
   Gain on sale of subsidiary company                                   (147,245)    (147,245)
   Recovery of reserve for legal fees                                   (100,000)    (100,000)
   Minority interest                                                      (6,650)      (6,650)
   Unrealized loss on marketable securities                              121,897      121,897
   Realized gain on sale of marketable securities                        (38,158)     (38,158)
   Depreciation and amortization                                         115,983      126,942
   Changes in non-cash working capital balances:
     Increase in accounts receivable                                      (5,205)      (5,205)
     Increase in accounts payable and accrued liabilities                167,307      167,307
                                                                     -----------  -----------
Net cash provided by (used in) operating activities                      (31,709)     (31,709)
                                                                     -----------  -----------
Investing Activities
Cash acquired on reverse merger                                           52,700       52,700
Cash disposed on sale of subsidiary company                               (1,352)       (1352)
Proceeds on sale of marketable securities                                 53,180       53,180
Capitalized costs of lease assigned (Note 3)                             (40,941)     (40,941)
                                                                     ===========  ===========
Net cash provided by (used in) investing activities                       63,587       63,587
                                                                     -----------  -----------
FINANCING ACTIVITIES:
Reduction of liabilities assumed under
  lease assignment agreement                                             (20,291)     (20,291)
                                                                     -----------  -----------
Net cash provided by (used in) financing activities                      (20,291)     (20,291)
                                                                     -----------  -----------
Increase (decrease) in cash                                               11,587       11,587
Cash, beginning of period                                                   --           --
                                                                     -----------  -----------
Cash, end of period                                                       11,587       11,587
                                                                     ===========  ===========



See accompanying notes

VentureQuest Group, Inc. (formerly VentureTech, Inc.)
(A Development Stage Company)

Consolidated Statements of Cash Flow (Unaudited)

                                                                                                   From
                                                                                      Six       inception
(Comparative amounts for the six months ended                                        months    December 12,
June 30, 2000 are not presented as the inception                                     ended       2000 to
date was December 12, 2000)                                                         June 30,     June 30,
                                                                                      2001         2001
                                                                                        $           $
                                                                                  -----------  -----------
SUPPLEMENTAL CASH FLOW INFORMATION

NON CASH FINANCING ACTIVITIES:
Common shares issued in settlement of $73,900 debenture
    prior to reverse merger                                                               --           --
Issuance of Common and Preferred shares and
Preferred share purchase warrants in reverse merger less cash acquired            $    51,455       51,455
Liabilities assumed under lease acquisition agreement                                  75,000       75,000
                                                                                  ===========  ===========



See accompanying notes

VentureQuest Group, Inc.  (formerly VentureTech, Inc.)
(A Development Stage Company)

Notes to the Consolidated Financial Statements (Unaudited)
Six months ended June 30, 2001

1.  Nature of Operations

VentureQuest Group, Inc. ("VentureQuest") (formerly VentureTech, Inc.) (the "Company") was incorporated under the laws of the State of Nevada. The Company is considered a development stage company because no significant revenues have been realized and planned principal operations have not yet commenced. During the period, the Company was engaged in the development, acquisition and licensing of certain computer based technology designed to ultimately offer a full range of casino style gaming, entertainment, information and financial transaction services over the world-wide Internet. During the period, the Company sold its online casino operations and completed a reverse merger with Gamecasters, Inc. as described in Note 2 to these financial statements.

Gamecasters, Inc., a Nevada corporation is engaged in the business of acquiring distressed and undervalued transaction based companies in order to develop these business opportunities to their full potential. The Company's primary area of interest is transaction-based businesses that provide a recurring revenue stream from any transaction that does not involve physical delivery of goods.
Transactions occur through the use of a wide variety of devices including, Internet access machines, Internet websites, amusement devices, cash machines, public phones, etc. and all share a common characteristic - they provide a service for a fee.

In order to generate transaction-based revenue, the Company intends to become involved in a number of markets, each of which has its own unique characteristics and the potential for large numbers of transactions. In the short term, the Company intends to establish a significant position in one of these; the interactive entertainment industry. In order to create a common marketing theme, the Company intends to introduce a membership program for its customers in order to establish a permanent relationship. The program is intended to allow members to enter into a variety of transactions with various channel partners through the use of a multi-purpose membership card.

2.  Reverse MERGER

On Feb 16, 2001 the Company completed an agreement with the shareholders of Gamecasters, Inc. ("Gamecasters") a Nevada company, pursuant to which the Company issued 20,000,000 Common Shares, 10,000,000 Convertible Preferred and 20,000,000 Convertible Preferred Share Warrants to acquire all of the issued and outstanding Common shares of Gamecasters.

The Company has authorized 20,000,000 Convertible Preferred shares with a par value of $0.001. Each share of preferred stock is entitled to ten (10) votes at a meeting of shareholders, except at any meeting in which only shareholders of preferred shares are entitled to vote. The board of directors may, at its discretion, declare dividends on the preferred shares of any amount,

VentureQuest Group, Inc.  (formerly VentureTech, Inc.)
(A Development Stage Company)

Notes to the Consolidated Financial Statements (Unaudited)
Six months ended June 30, 2001

at any time, without declaring dividends on any other class of stock. The holders of the preferred shares are entitled to receive priority to the holders of the common shares the remaining property of the corporation in the event of a liquidation or wind up. The holders of the Preferred shares may convert each share of preferred stock into 10 shares of common stock at any time for no additional consideration.

The Company also acquired 4,000,000 of the 10,000,000 issued and outstanding Convertible Preferred shares of Gamecasters for an assignment of a loan and interest receivable of $235,561.

At the date of acquisition, the Company was undertaking to sell its casino gambling operations and was otherwise substantially inactive. As a result of the acquisition, the former shareholders of Gamecasters acquired 72.9 percent of VentureQuest as a group. Gamecasters is considered the accounting acquirer for financial statement purposes.

The acquisition has been accounted for as a reverse merger using the purchase method, and accordingly, for financial statement reporting purposes, the net assets of Gamecasters have been included in the consolidated balance sheet at book values, and the net assets of VentureQuest have been recorded at fair market value at the date of acquisition. The historical shareholders' equity gives effect to the Convertible Preferred shares issued to the shareholders of Gamecasters which are exercisable upon exercise of the 20,000,000 Preferred Share Purchase Warrants. The consolidated operations of the Company for the period from January 1, 2001 to the date of acquisition, February 16, 2001, are those of Gamecasters and exclude the results of operations of VentureQuest. The results of VentureQuest are included in the consolidated statements of operations after the date of acquisition.

Preferred share warrants are exercisable for a period of 5 years at the exercise price of $0.50 per share.

The remaining 6,000,000 of outstanding preferred shares of Gamecasters, owned by 888258 Ontario Ltd. ("888") are convertible into shares of Gamecasters common stock on a one for one basis. Gamecasters has outstanding warrants issued to 888 to acquire up to 10 Million common shares of Gamecasters. The warrants are exercisable for a period of 5 years at an exercise price of $0.01 per share.

The cost of the acquisition is the estimated fair market value of the net assets of VentureQuest acquired on February 16, 2001 and consists of:
                                                                           $

    Cash                                                                 52,700
    Marketable securities                                               315,687
    Receivables and prepaid amounts                                      27,777
    Equipment, net of accumulated depreciation of $181,026               27,318
    Accounts payable and accrued liabilities                           (319,327)
                                                                     -----------
    Total acquisition cost                                              104,155
                                                                     ===========

VentureQuest Group, Inc.  (formerly VentureTech, Inc.)
(A Development Stage Company)

Notes to the Consolidated Financial Statements (Unaudited)
Six months ended June 30, 2001

3.  Significant accounting policies

Principles of consolidation

These consolidated financial statements include the accounts of VentureQuest Group, Inc. (a Nevada company) and its wholly-owned subsidiaries, Gamecasters, Inc. (a Nevada company), Gamecasters Interactive, Inc. (a Canadian company) and VentureTech Holdings Inc., (a Canadian company) as at June 30, 2001. All significant intercompany balances and transactions have been eliminated on consolidation.

Accounting Method

The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

Unaudited financial statements

The accompanying unaudited financial statements include all of the adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal recurring nature.

Basic Earnings Per Share

The computation of basic earnings per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements. Fully diluted earnings per share is not presented because there is no material difference to the calculation.
                                                                  Loss Per Share
                             (Numerator)        (Denominator)        Amount

Continuing operations        $     193,888        65,801,194    $         0.00
Discontinued operations                 --        65,801,194              0.00
                             -------------                      --------------
Three months ended June 30   $     193,888                      $         0.00
                             =============                      ==============

Continuing operations        $     133,417        60,498,946    $         0.00
Discontinued operations              6,221        60,498,946              0.00
                             -------------                      --------------
Six months ended June 30     $     139,638                      $         0.00
                              ============                      ==============

Property and Equipment

On April 30, 2001, the Company entered into an agreement to have Cyberdome Entertainment, Inc.'s ("CEI") lease for its premises assigned to the Company. As consideration for the acquisition of the long-term lease, which was essential for its operations, the Company agreed to fund the payment of CEI liabilities to a maximum of $75,000 plus the cancellation of the Company's receivables owed to it by CEI of $40,941, for total acquisition costs of $115,941. The acquisition

VentureQuest Group, Inc.  (formerly VentureTech, Inc.)
(A Development Stage Company)

Notes to the Consolidated Financial Statements (Unaudited)
Six months ended June 30, 2001

cost is being amortized over 133 months, which is the remaining term of the lease plus one 5-year renewal period. The revenue sharing agreement between the Company and CEI entered into on December 15, 2000, wherein the Company received a net 50% share of revenue from CEI operations, was cancelled upon the assignment of the lease. As a result of the cancellation of the revenue share agreement and the assignment of the lease, the Company retained all of the revenue from operations commencing May 1, 2001.

Office equipment and leasehold improvements are recorded at cost. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives. Depreciation of office equipment and leasehold improvements is computed using the straight-line method over the estimated useful lives of the asset of 5 and 10 years, respectively.

Depreciation and amortization expense for continuing operations for the three months ended June 30, 2001 and six months ended June 30, 2001 was $61,308 and $115,983 respectively.

    Property and equipment consists of the following:

    Equipment                                           $ 1,171,853
    Leasehold improvements                                   36,491
    Patents and trademarks                                        2
    Lease assignment agreement                              115,941
    Accumulated depreciation                               (307,969)
                                                        -----------
    Net Property and Equipment                          $ 1,016,318
                                                        ===========

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

VentureQuest Group, Inc.  (formerly VentureTech, Inc.)
(A Development Stage Company)

Notes to the Consolidated Financial Statements (Unaudited)
Six months ended June 30, 2001

Long-lived Assets

All long-lived assets are evaluated yearly for impairment per SFAS 121. Any impairment in value is recognized as an expense in the period when the impairment occurs.

Website Development Costs

As allowed by emerging issues task force 00-2, "accounting for website development costs", the Company is expensing its website development costs as incurred because of the short term nature of the asset and the uncertainty of the future product.

Joint Venture Accounting

The Company is currently working with APTECH Limited (APTECH) to develop a website for the online gambling portal named WinJunction. Win Junction is a private Nevada Corporation entirely owned by 888250 Ontario, Ltd. (888). 888 is controlled by Eric Hutchingame, an officer and director of the Company. If the website is determined to have future business value and is accepted by the Company and 888, then the company would receive 60% ownership of Win Junction. The Company will consolidate Win Junction in its future financial statements, provided the website is accepted by both parties. Should the parties not accept the website it is unlikely that the 60% acquisition would occur.

Software Development

The costs associated with developing software for the Company are expensed as incurred.

4.  RELATED PARTY TRANSACTIONS

During the period the Company incurred fees of $60,000 due to a corporation related to a shareholder (Eric Hutchingame) and $30,000 to the corporation owned by a related party (William Baker) for advisory services. Accounts payable includes $90,711 owing to a corporation related to the shareholder and 31,409 due to a corporation owned by the related party.

5.  GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred operating losses from its inception through June 30, 2001. The Company does not have a significant established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek additional financing through private placements of its common stock. This will be accomplished through the use of convertible Preferred shares. Management believes the funds will more likely than not be successfully raised, but there can be no assurance of this. Additionally, the Company intends to use the marketable securities as additional cash flow. The Company expects that operations will increase in 2001, and will provide cash flows from operations and expansion. The Company expects that it will need $850,000 to $2,000,000 of additional funds for operations and expansion in 2001.

VentureQuest Group, Inc.  (formerly VentureTech, Inc.)
(A Development Stage Company)

Notes to the Consolidated Financial Statements (Unaudited)
Six months ended June 30, 2001

6.  STOCK TRANSACTIONS

In January, 2001 the Company completed a share for debt exchange whereby a debenture obligation of $73,900 was converted into 1,231,679 Common shares. On February 16, 2001 the Company issued 20,000,000 shares of its Common stock, 10,000,000 shares of its Preferred stock and 20,000,000 convertible Preferred share purchase warrants in exchange for all of the issued and outstanding common shares (90,000,000) of Gamecasters, Inc.

7.  DISCONTINUED OPERATIONS AND NOTE RECEIVABLE

On March 8, 2001 the Company sold all of its holdings in the shares of its wholly-owned subsidiary, EuroAsian E-Casinos International, Ltd. As a result, the Company has recorded a deferred gain on the sale of this discontinued operation as follows:

    Liabilities                                         $   165,264
    Prepaid license fees                                    (16,667)
    Cash                                                     (1,352)
                                                        -----------
    Net liabilities eliminated on deconsolidation           147,245
    Note receivable from Nexus Marketing Inc.               190,000
                                                        -----------
    Gain on sale                                        $   337,245
    Deferred portion of gain on sale                    $   190,000
                                                        -----------
    Net realized gain on sale of subsidiary             $   147,245
                                                        ===========

The deferred gain will amortized against future cash receipts received under the terms of the agreement, or until such time as the it is considered appropriate to recognize the balance of deferred gain in income.

Under the terms of the Agreement, the Company has agreed to receive the $190,000 balance bearing interest at 10 percent per year compounded semi-annually plus a percentage of the gross revenues generated by EuroAsian for the next 5 years. Accrued interest as at June 30, 2001 was $5,082.

All operations of EuroAsian were reclassified as discontinued and the assets and liabilities deconsolidated from the accounts of the Company. A summary of the discontinued operations is presented as follows:
                                                    February 17, 2001 to
                                                      March 8, 2001

    Revenue                                             $     2,983
    Discounts and gaming charge-backs                        (6,621)
    Interest                                                   (500)
    Depreciation                                             (2,083)
                                                        -----------
                                                        $    (6,221)

VentureQuest Group, Inc.  (formerly VentureTech, Inc.)
(A Development Stage Company)

Notes to the Consolidated Financial Statements (Unaudited)
Six months ended June 30, 2001

8.  MARKETABLE SECURITIES

The investment represents a minor ownership interest in Ocean Power Corp of less than 1% and Asian Star Developments of less than 1% as at June 30, 2001. The investments are being carried at fair market value in accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities." As the investment is considered "trading", unrealized gains and losses on the investment are recognized as components of income.

Marketable securities include 10,000 shares of Asian Star Development and 63,500 shares of Ocean Power Corp, of which the Company's remaining cost was $43,906 and $50,205 respectively. As of June 30, 2001, the market values of the Company's investments in Asian Star Development and Ocean Power Corp were approximately $900 and $177,870 respectively.

9.  DILUTIVE INSTRUMENTS

A summary of the status of the Company's stock warrants and stock options as of March 31, 2001 and June 30, 2001 and changes during the six months ending June 30, 2001 are presented below:
                                                    Weighted      Weighted
                                   Options and      Average        Average
                                     Warrants        Price        Fair Value

Outstanding, December 31, 2000       14,376,334  $        0.16  $        0.00
Granted                               6,231,679           0.06           0.01

Outstanding, June 30, 2001           20,608,013  $        0.16  $        0.00
                                  =============  =============  =============

Exercisable,  June 30, 2000          16,858,013  $        0.16  $        0.00
                                  =============  =============  =============

The total amount of outstanding stock warrants and options at June 30, 2001 is summarized as follows:

       Shares            Price       Expiration
    ---------------     ------    -----------------
        675,000         $ 0.25    December 29, 2001
        120,000         $ 0.50    December 29, 2001
         50,000         $ 0.61    June 3, 2002
        545,000         $ 0.47    June 30, 2002
        360,000         $ 0.28     -
        825,000         $ 0.44    January 27, 2002
        100,000         $ 0.20    January 3, 2004
      4,599,680         $ 0.20    September 1, 2004
      6,684,987         $ 0.06    December 1, 2005
        416,667         $ 0.06    December 4, 2005
      1,231,679         $ 0.06    January 6, 2006
      5,000,000*        $ 0.06    February 1, 2006
    -----------
     20,608,013    (*Options issued pursuant to the Company's stock option plan)
    ===========

VentureQuest Group, Inc.  (formerly VentureTech, Inc.)
(A Development Stage Company)

Notes to the Consolidated Financial Statements (Unaudited)
Six months ended June 30, 2001

FASB Statement 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), requires the Company to provide proforma information regarding net income and net stock awards had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock award at the grant date by using the Black-Scholes option pricing model with the following weighted average assumptions used for grants, respectively; dividend yield of zero percent for all years; expected volatility of 1.50 percent for all years; risk-free interest rates of 5.75 percent and expected lives of 3 - 5 years. No additional expense was recorded during the period ended June 30, 2001 pursuant to the Black-Scholes calculation pertaining to the fair value of the warrants granted during the period.

In February 2001, the Company increased the number of shares authorized in its employee stock option plan from 3,000,000 to 13,500,000. Additionally, the Company granted 5,000,000 options to officers and directors at an exercise price of $0.06 per share. The options vest at the rate of 25% per year with the first 25% vesting immediately. The options expire 5 years from the date of the grant. 8,500,000 options are reserved for future grants. Because the Company applies the provisions of APB No. 25, no additional compensation expense will be recorded. Under the provisions of SFAS No.123, additional proforma expense of $26,236 would be recognized using the following assumptions:

               Risk free interest rate           5.75%
               Expected life                     5 years
               Expected volatility               161.24%
               Expected dividends                $0

Minority interests hold 10,000,000 options to acquire 10,000,000 Common shares of Gamecasters for a nominal exercise price. As at June 30, 2001, none of these options had been exercised.

As part of the reverse merger transaction, the Company issued 20,000,000 Preferred share purchase warrants to the former shareholders of Gamecasters. Each warrant is exercisable at $0.50 per warrant. Each converted Preferred share warrant is exercisable into 10 Common shares of the Company. The result of the exercise of all of the Preferred share purchase warrants would result in an additional $10,000,000 in cash for 200,000,000 Common shares. As at June 30, 2001, none of the Preferred share purchase warrants had been exercised.

VentureQuest Group, Inc.  (formerly VentureTech, Inc.)
(A Development Stage Company)

Notes to the Consolidated Financial Statements (Unaudited)
Six months ended June 30, 2001

10. CHANGE OF NAME

On May 9, 2001, VentureTech, Inc., incorporated under the laws of the State of Idaho, completed a merger with VentureQuest Group, Inc., a Nevada Corporation, solely to effect a change in the jurisdiction of the Company from Idaho to Nevada.

11. COMMITMENTS AND CONTINGENCIES

The Company currently pays a corporation owned by a shareholder $11,000 a month for advisory services provided by the shareholder to the Company. This service agreement expires August 31, 2001 and is automatically renewed unless cancelled. In addition, the Company pays a corporation owned by a related party $11,000 per month for consulting services. This service agreement expires March 31, 2002 and is automatically renewed unless cancelled.

On April 30, 2001, the Company entered into an agreement whereby the lease between Cyberdome Entertainment, Inc. and 713949 Ontario Limited (St. Laurent Shopping Centre) was assigned to the Company. The lease term commenced on June 1, 1997 and is for a period of 10 years, with three subsequent 5-year renewal terms. Minimum monthly lease obligations are $18,750 in the first 5 years and $20,833 in the subsequent 5 years. The lease also requires that the lease payment be the greater of the minimum lease or 6% of the gross revenues between $1.5 and $2.5 million and 10% in excess of $2.5 million.

12 - RESTATED FINANCIAL STATEMENTS

The following is the reconciliation of the June 30, 2001 consolidated financial statements as originally reported to the restated June 30, 2001 consolidated financial statements:


                                                           B - A = C

                                   As Reported    As Adjusted     Difference     See Notes
                                        A             B                C          Below
                                  -------------  -------------  -------------  -------------
                                               Balance Sheet As At June 30, 2001
Deferred gain on sale of                               190,000        190,000              1
subsidiary
                                  -------------  -------------  -------------  -------------
Retained earnings                     1,068,354        968,354       (100,000)             2
                                  -------------  -------------  -------------  -------------
Deferred gain on sale of                337,245        147,245       (190,000)             1
subsidiary
                                  -------------  -------------  -------------  -------------
                                   Statement of Operations - Six Months Ended June 30, 2001

Recovery of reserve for legal fees          Nil        100,000        100,000              2
                                  -------------  -------------  -------------  -------------
Realized gain on sale of                    Nil        147,245        147,245              3
subsidiary company
                                  -------------  -------------  -------------  -------------
                                                 Notes to Financial Statements

Note 2 - Acquisition Cost               204,155        104,155       (100,000)             4

                                  -------------  -------------  -------------  -------------

Notes:

1. The difference occurs due to a decision to defer the unpaid portion of the gain and to recognize this unpaid portion when it is actually received.
2. he difference represents a write-off of the reserve for legal fees which was originally set up in December 31, 1998 and which is no longer required.
3. The full amount of the gain had been deferred. In the restated statement of operations, the realized portion of the gain has now been included and the unrealized portion, representing the amount not yet received, has been deferred.
4. The difference relates to the reserve for legal fees which were considered to have been recovered in 2000 and which are now being recovered in the first quarter of 2001.

                            VentureQuest Group, Inc.
           (A Development Stage Company, Formerly Venture Tech, Inc.)

                   RESTATED CONSOLIDATED FINANCIAL STATEMENTS

                                 March 31, 2001

Restated Consolidated Financial Statements

VentureQuest Group, Inc.

(A Development Stage Company)
(Formerly VentureTech, Inc.)
(Unaudited)

March 31, 2001

VentureQuest Group, Inc. (formerly VentureTech, Inc.)
(A Development Stage Company)

Consolidated Balance Sheets

As At March 31, 2001 and December 31, 2000


                                                                     March 31,     December 31,
                                                                        2001           2000
                                                                         $               $
                                                                     Unaudited
                                                                      Restated       Restated
                                                                   -------------  -------------
                                                                     (Note 13)      (Note 13)
Assets
Current
Cash and cash equivalents                                                 35,188            --
Other receivable                                                          12,418            --
Marketable securities [note 8]                                           238,977            --
                                                                   -------------  -------------
Total current assets                                                     286,583            --
                                                                   -------------  -------------
Note receivable [Note 11]                                                192,232            --
Property and equipment [note 3]                                          961,686        989,041
                                                                   -------------  -------------
                                                                       1,153,918        989,041
                                                                   -------------  -------------
Total assets                                                           1,440,501        989,041
                                                                   =============  =============
Liabilities and Shareholders' Equity
Current
Accounts payable and accrued liabilities                                 107,652            --
                                                                   -------------  -------------
Total current liabilities                                                107,652            --
                                                                   -------------  -------------
Deferred gain on sale of subsidiary [note 7]                             190,000            --
Commitments and contingencies [note 9]

Preferred stock: 20,000,000 shares authorized of $0.001 par value, 10,000,000 issued and outstanding;
Common stock: 480,000,000 shares authorized of $0.001 par value, 65,801,194 issued and outstanding:

Shareholders' equity
Common stock                                                              65,801         44,570
Preferred stock                                                           10,000            --
Additional paid-in capital                                               968,354        955,430
Retained earnings                                                         43,291        (10,959)
Minority interest                                                         55,403
                                                                   -------------  -------------
Total shareholders' equity                                             1,142,849        989,041
                                                                   -------------  -------------
Total liabilities and shareholders' equity                             1,440,501        989,041
                                                                   =============  =============



See accompanying notes

VentureQuest Group, Inc. (formerly VentureTech, Inc.)
(A Development Stage Company)

Consolidated Statement of Operations (Unaudited)

Three months ended March 31, 2001

(Comparative amounts for the three months ended March 31, 2000 are not presented as the inception date was December 12, 2000)


                                                                   Three months   From inception on
                                                                      Ended       December 12, 2000
                                                                   March 31, 2001 to March 31, 2001
                                                                         $               $
                                                                     Restated        Restated
                                                                     (Note 13)       (Note 13)
                                                                   -------------   -------------
Operating Expenses
Salaries and consulting fees                                              55,747          55,747
General and administrative expenses                                       12,874          12,874
Depreciation and amortization                                             54,675          65,634
                                                                   -------------   -------------
Operating loss for the period                                            123,296         134,255
                                                                   -------------   -------------
Other income (expense)
   Interest income                                                         2,295           2,295
   Unrealized loss on marketable securities                              (75,130)        (75,130)
   Realized gain on marketable securities                                  4,760           4,760
   Recovery of reserve for legal fees                                    100,000         100,000
   Realized gain on sale of subsidiary company [Note 7]                  147,245         147,245
                                                                   -------------   -------------
Total other income                                                       179,170         179,170
                                                                   -------------   -------------
Net income before minority interest
    and discontinued operations                                           55,874          44,915
Minority Interest                                                          4,597           4,597
                                                                   -------------   -------------
Net income before loss
    from discontinued operations                                          60,471          49,512
Loss from discontinued operations                                         (6,221)         (6,221)
                                                                   -------------   -------------
Net income for the period                                                 54,250          43,291
                                                                   =============   =============
Basic earnings per share [note 3]

- Continuing operations                                                    (0.00)          (0.00)
- Discontinued operations                                                  (0.00)          (0.00)
                                                                   -------------   -------------
   Total                                                                   (0.00)          (0.00)
                                                                   =============   =============
Weighted Average Number of Shares Outstanding                         55,137,784      37,608,920




See accompanying notes

VentureQuest Group, Inc. (formerly VentureTech, Inc.)
(A Development Stage Company)

Consolidated Statements of Shareholders' Equity (Unaudited)

Restated (See Note 13)


                                                              Common stock            Preferred Shares       Additional
                                                        ------------------------  ------------------------    Paid In
                                                                                                              Capital
                                                          Shares       Amount       Shares       Amount
                                                             #            $            #            $            $



                                                        -----------  -----------  -----------  -----------  -----------
Incorporation, December 12, 2000
Issuance of Common shares                                44,569,515       44,570                                955,430
Net income (loss) for the period
                                                        -----------  -----------  -----------  -----------  -----------
Balance, December 31, 2000                               44,569,515       44,570                                955,430
Common stock issued for settlement of debenture           1,231,679        1,231                                 72,669
                                                        -----------  -----------  -----------  -----------  -----------
Balance February 16, 2001 (unaudited)                    45,801,194       45,801                              1,028,099
Issuance of Common and Preferred shares and
   Preferred share purchase warrants on reverse merger   20,000,000       20,000   10,000,000       10,000      (59,745)
Net income (loss) for six months

     ended June 30, 2001 (unaudited)
                                                        -----------  -----------  -----------  -----------  -----------
Balance June 30, 2001 (unaudited)                        65,801,194       65,801   10,000,000       10,000      968,354
                                                        ===========  ===========  ===========  ===========  ===========


                                                         Minority      Retained      Total
                                                         Interest      Earnings   Shareholders'
                                                                       (Deficit)    Equity

                                                             $            $            $

                                                                       Restated    Restated
                                                                        Note 12     Note 12
                                                        -----------  -----------  -----------
Incorporation, December 12, 2000
Issuance of Common shares                                                           1,000,000
Net income (loss) for the period                                         (10,959)     (10,959)
                                                        -----------  -----------  -----------
Balance, December 31, 2000                                               (10,959)     989,041
Common stock issued for settlement of debenture                                        73,900
                                                        -----------  -----------  -----------
Balance February 16, 2001 (unaudited)                                    (10,959)   1,062,941
Issuance of Common and Preferred shares and
   Preferred share purchase warrants on reverse merger       60,000                    30,255
Net income (loss) for six months

     ended June 30, 2001 (unaudited)                         (4,597)     (54,250)      49,653
                                                        -----------  -----------  -----------
Balance June 30, 2001 (unaudited)                            55,403     (43,2917)   1,142,849
                                                        ===========  ===========  ===========




See accompanying notes

VentureQuest Group, Inc. (formerly VentureTech, Inc.)
(A Development Stage Company)

Consolidated Statement of Cash Flow (Unaudited)
Three months ended March 31, 2001

(Comparative amounts for the three months ended March 31, 2000 are not presented as the inception date was December 12, 2000)


                                                                   Three months    From inception on
                                                                      Ended        December 12, 2000
                                                                  March 31, 2001   to March 31, 2001
                                                                        $                  $
                                                                    Restated           Restated
                                                                    (Note 13)          (Note 13)
                                                                  --------------    --------------
Operating Activities
Net income for the period                                                 54,250            43,291
Adjustments to reconcile net income to
     net cash used by operating activities:
   Gain on sale of subsidiary company                                   (147,245)         (147,245)
   Minority interest                                                      (4,597)           (4,597)
   Unrealized loss on marketable securities                               75,130            75,130
   Realized gain on sale of marketable securities                         (4,760)           (4,760)
   Depreciation and amortization - continued operations                   54,675            65,634
   Recovery of reserve for legal fees                                   (100,000)         (100,000)
   Changes in non-cash working capital balances:
     Increase in accounts receivable                                      (3,542)           (3,542)
     Increase in accounts payable and accrued liabilities                 53,589            53,589
                                                                  --------------    --------------
Net cash provided (used) in operating activities                         (22,500)          (22,500)
                                                                  --------------    --------------
Investing Activities
Cash acquired on reverse merger                                           52,700            52,700
Cash disposed on sale of subsidiary company                               (1,352)           (1,352)
Proceeds on sale of marketable securities                                  6,340             6,340
                                                                  --------------    --------------
Net cash provided by investing activities                                 57,688            57,688
                                                                  --------------    --------------
Increase in cash                                                          35,188            35,188
Cash, beginning of period                                                                     --
                                                                  --------------    --------------
Cash, end of period                                                       35,188            35,188
                                                                  ==============    ==============
SUPPLEMENTAL CASH FLOW INFORMATION                                                               $
                                                                                    --------------
NON CASH FINANCING ACTIVITIES:
Common shares issued in settlement of $73,900 debenture prior to reverse merger               --
Issuance of Common and Preferred shares and
  Preferred share purchase warrants in reverse merger less cash acquired                   $51,455
                                                                                    ==============



See accompanying notes

VentureQuest Group, Inc.  (formerly VentureTech, Inc.)
(A Development Stage Company)

Notes to the Consolidated Financial Statements (Unaudited)
Three months ended March 31, 2001

1.  Nature of Operations

VentureQuest Group, Inc. (formerly VentureTech, Inc.) (the "Company") was incorporated under the laws of the State of Nevada. The Company is considered a development stage company because no significant revenues have been realized and planned principal operations have not yet commenced. During the period, the Company was engaged in the development, acquisition and licensing of certain computer based technology designed to ultimately offer a full range of casino style gaming, entertainment, information and financial transaction services over the world-wide Internet. During the period, the Company sold its online casino operations and completed a reverse merger with Gamecasters, Inc. as described in
Note 2 to these financial statements.

Gamecasters, Inc., a Nevada corporation is engaged in the business of acquiring distressed and undervalued transaction based companies in order to develop these business opportunities to their full potential. The Company's primary area of interest is transaction-based businesses that provide a recurring revenue stream from any transaction that does not involve physical delivery of goods.
Transactions occur through the use of a wide variety of devices including, Internet access machines, Internet websites, amusement devices, cash machines, public phones, etc. and all share a common characteristic - they provide a service for a fee.

In order to generate transaction-based revenue, the Company intends to become involved in a number of markets, each of which has its own unique characteristics and the potential for large numbers of transactions. In the short term, the Company intends to establish a significant position in one of these; the interactive entertainment industry. In order to create a common marketing theme, the Company intends to introduce a membership program for its customers in order to establish a permanent relationship. The program is intended to allow members to enter into a variety of transactions with various channel partners through the use of a multi-purpose membership card.

2.  Reverse MERGER

On Feb 16, 2001 the Company completed an agreement with the shareholders of Gamecasters, Inc. ("Gamecasters") a Nevada company, pursuant to which the Company issued 20,000,000 Common Shares, 10,000,000 Convertible Preferred and 20,000,000 Convertible Preferred Share Warrants to acquire all of the issued and outstanding Common shares of Gamecasters.

The Company has authorized 20,000,000 Convertible Preferred shares with a par value of $0.001. Each share of preferred stock is entitled to ten (10) votes at a meeting of shareholders, except at any meeting in which only shareholders of preferred shares are entitled to vote. The board of directors may, at its discretion, declare dividends on the preferred shares of any amount, at any time, without declaring dividends on any other class of stock. The holders of the preferred shares are entitled to receive priority to the holders of the common shares the remaining property of the corporation in the event of a liquidation or wind up. The holders of the Preferred shares may convert each share of preferred stock into 10 shares of common stock at any time.

VentureQuest Group, Inc.  (formerly VentureTech, Inc.)
(A Development Stage Company)

Notes to the Consolidated Financial Statements (Unaudited)
Three months ended March 31, 2001

The Company also acquired 4,000,000 of the 10,000,000 issued and outstanding Convertible Preferred shares of Gamecasters for an assignment of a loan and interest receivable of $235,561.

At the date of acquisition, the Company was undertaking to sell its casino gambling operations and was otherwise substantially inactive. As a result of the acquisition, the former shareholders of Gamecasters acquired 72.9 percent of VentureQuest as a group. Gamecasters is considered the accounting acquirer for financial statement purposes.

The acquisition has been accounted for as a reverse merger using the purchase method, and accordingly, for financial statement reporting purposes, the net assets of Gamecasters have been included in the consolidated balance sheet at book values, and the net assets of VentureQuest have been recorded at fair market value at the date of acquisition. The historical shareholders' equity gives effect to the Convertible Preferred shares issued to the shareholders of Gamecasters which are exercisable upon exercise of the 20,000,000 Preferred Share Purchase Warrants. The consolidated operations of the Company for the period from January 1, 2001 to the date of acquisition, February 16, 2001, are those of Gamecasters and exclude the results of operations of VentureQuest. The results of VentureQuest are included in the consolidated statements of operations after the date of acquisition.

Preferred share warrants are exercisable for a period of 5 years at the exercise price of $0.50 per share.

The remaining 6,000,000 of outstanding preferred shares of Gamecasters, owned by 888258 Ontario Ltd. ("888") are convertible into shares of Gamecasters common stock on a one for one basis. Gamecasters has outstanding warrants issued to 888 to acquire up to 10 Million common shares of Gamecasters. The warrants are exercisable for a period of 5 years at an exercise price of $0.01 per share.

The cost of the acquisition is the estimated fair market value of the net assets of VentureQuest acquired on February 16, 2001 and consists of:
                                                                            $

    Cash                                                                 52,700
    Marketable securities                                               315,687
    Receivables and prepaid amounts                                      27,777
    Equipment, net of accumulated depreciation of $181,026               27,318
    Accounts payable and accrued liabilities                           (319,327)
                                                                       ---------
    Total acquisition cost                                              104,155
                                                                       =========

VentureQuest Group, Inc.  (formerly VentureTech, Inc.)
(A Development Stage Company)

Notes to the Consolidated Financial Statements (Unaudited)
Three months ended March 31, 2001

ProForma Information

During the period,  the Company  disposed  of its gaming  subsidiary,  EuroAsian
   E-Casinos International, Inc. The following pro form data for the three months ended March 31, 2001 reflects operating results for the Company as though the transaction occurred at the beginning of the period.

Revenue                                                                        0
Income from continuing operations                                       $ 65,992
Net income                                                                59,771
Income per share                                                               0
(Comparative amounts for the three months ended March 31, 2000 are not presented as the inception date was December 12, 2000)

3.  Significant accounting policies

Principles of consolidation

These consolidated financial statements include the accounts of VentureQuest Group, Inc. (a Nevada company) and its wholly-owned subsidiaries, Gamecasters, Inc. (a Nevada company) and VentureTech Holdings Inc., (a Canadian company) as at March 31, 2001. All significant intercompany balances and transactions have been eliminated on consolidation.

Accounting Method

The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

Unaudited financial statements

The accompanying unaudited financial statements include all of the adjustments which in the opinion of management, are necessary for a fair presentation. Such adjustment, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal recurring nature.

VentureQuest Group, Inc.  (formerly VentureTech, Inc.)
(A Development Stage Company)

Notes to the Consolidated Financial Statements (Unaudited)
Three months ended March 31, 2001

Basic Earnings Per Share

The computation of basic earnings per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements. Fully diluted earnings per share is not presented because of the antidilutive nature of the stock equivalents.

                                                          For three months ended
                                                              March 31,2001
                          Income (Loss)        Shares           Per Share
                             (Numerator)    (Denominator)         Amount
                         ----------------- --------------   ------------------

Continuing operations    $          60,471     55,137,784    $           0.000
Discontinued operations             (6,221)    55,137,784               (0.000)
                         ----------------                       --------------

        Total            $          54,250                      $        0.000
                         =================                      ==============


Property and Equipment

Office, gaming equipment and leasehold improvements are recorded at cost. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives. Depreciation of office equipment and leasehold improvements is computed using the straight-line method over the estimated useful lives of the asset of 5 years for office and gaming equipment and 10 years for leasehold improvements. Depreciation expense for continuing operations for the period ended March 31, 2001 was $54,675.

    Property and equipment consists of the following:

    Equipment                                                     $   1,171,853
    Leasehold improvements                                               36,491
    Patents and trademarks                                                    2
    Accumulated depreciation                                           (246,660)
                                                                  -------------
    Net Property and Equipment                                    $     961,686
                                                                  =============

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

VentureQuest Group, Inc.  (formerly VentureTech, Inc.)
(A Development Stage Company)

Notes to the Consolidated Financial Statements (Unaudited)
Three months ended March 31, 2001

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Long-lived Assets

All long-lived assets are evaluated yearly for impairment per SFAS 121. Any impairment in value is recognized as an expense in the period when the impairment occurs.

Website Development Costs

As allowed by emerging issues task force 00-2, "accounting for website development costs", the Company is expensing its website development costs as incurred because of the short term nature of the asset and the uncertainty of the future product.

Joint Venture Accounting

The Company is currently working with APTECH Limited (APTECH) to develop a website for the online gambling portal named WinJunction. Win Junction is a private Nevada Corporation entirely owned by 888250 Ontario, Ltd. (888). 888 is controlled by Eric Hutchingame, an officer and director of the Company. If the website is determined to have future business value and is accepted by the Company and 888, then the company would receive 60% ownership of Win Junction. The Company will consolidate Win Junction in its future financial statements, provided the website is accepted by both parties. Should the parties not accept the website it is unlikely that the 60% acquisition would occur.

Software Development

The costs associated with developing software for the Company are expensed as incurred.

4.  RELATED PARTY TRANSACTIONS

During the period the Company incurred fees of $30,000 to corporation owned by a shareholder (Eric Hutchingame) for advisory services. In addition, an amount of $23,300 was due to the shareholder on account of payments made by the shareholder on behalf of the Company. In addition, the Company incurred fees for services by a corporation owned by a related party (William Baker) amounting to $13,275. At March 31, 2001, all of these amounts remained outstanding in accounts payable.

VentureQuest Group, Inc.  (formerly VentureTech, Inc.)
(A Development Stage Company)

Notes to the Consolidated Financial Statements (Unaudited)
Three months ended March 31, 2001

5.  GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred losses from its inception through March 31, 2001. The Company does not have a significant established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek additional financing through private placements of its common stock. This will be accomplished through the use of convertible Preferred shares. Management believes the funds will more likely than not be successfully raised, but there can be no assurance of this. Additionally, the Company intends to use the marketable securities as additional cash flow. The Company expects that operations will increase in 2001, and will start to provide cash flows from operations and expansion. The Company expects that it will need $850,000 to $2,000,000 of additional funds for operations and expansion in 2001.

6.  STOCK TRANSACTIONS

In January, 2001 the Company completed an exchange of $73,900 debenture obligation into 1,231,679 Common shares.

On February 16, 2001 the Company issued 20,000,000 shares of its Common stock, 10,000,000 shares of its Preferred stock and 20,000,000 convertible Preferred share purchase warrants in exchange for all of the issued and outstanding common shares (90,000,000) of Gamecasters, Inc.

7.  DISCONTINUED OPERATIONS

On March 8, 2001 the Company sold its all of its holdings in the shares of its wholly-owned subsidiary, EuroAsian E-Casinos International, Ltd. As a result, the Company realized a gain on the sale of this discontinued operation as follows:

    Liabilities                                                   $   165,264
    Prepaid license fees                                              (16,667)
    Cash                                                               (1,352)
                                                                  -----------
    Net liabilities eliminated on deconsolidation                     147,245
    Note receivable (Note 11)                                         190,000
                                                                  -----------
    Gain on sale                                                  $   337,245
    Deferred portion of gain on sale                                  190,000
                                                                  -----------
    Net realized gain on sale of subsidiary                           147,245
                                                                  ===========

The deferred gain will amortized against future cash receipts received under the terms of the agreement, or until such time as the it is considered appropriate to recognize the balance of deferred gain in income.

VentureQuest Group, Inc.  (formerly VentureTech, Inc.)
(A Development Stage Company)

Notes to the Consolidated Financial Statements (Unaudited)
Three months ended March 31, 2001

8.  MARKETABLE SECURITIES

The investment represents a minor ownership interest in Ocean Power Corp of less than 1% and Asian Star Developments of less than 1% as at March 31, 2001. The investments are being carried at the fair market value in accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities." As the investment is considered "trading", unrealized gains and losses on the investment are recognized as components of income.

Marketable securities include 10,000 shares of Asian Star Development and 80,500 shares of Ocean Power Corp, of which the Company's remaining cost was $43,906 and $63,645 respectively. As of March 31, 2001, the market values of the Company's investments in Asian Star Development and Ocean Power Corp were approximately $900 and $238,077 respectively.

9.  COMMITMENTS AND CONTINGENCIES

The Company currently pays a shareholder $10,000 a month for advisory services provided by the shareholder to the Company. This service agreement expires August 31, 2001 and is automatically renewed unless cancelled.

10. DILUTIVE INSTRUMENTS

A summary of the status of the Company's stock warrants and stock options as of March 31, 2001 and changes during the period ending March 31, 2001 are presented below:

                                                      Weighted       Weighted
                                                       Average       Average
                                                      Exercise      Grant Date
                                       Warrants         Price       Fair Value
                                     -------------  -------------  -------------
    Outstanding, December 31, 1999       7,294,680  $        0.26  $        0.00
    Granted                              7,201,654           0.06           0.01
    Expired/Canceled                      (120,000)          2.50
    Exercised
    Granted                              6,231,679            .06           0.01
                                     -------------  -------------  -------------

    Outstanding, March 31, 2001         20,608,013  $        0.16  $        0.00
                                     =============  =============  =============

    Exercisable,  March 31, 2000        16,858,013  $        0.16  $        0.00
                                     =============  =============  =============

VentureQuest Group, Inc.  (formerly VentureTech, Inc.)
(A Development Stage Company)

Notes to the Consolidated Financial Statements (Unaudited)
Three months ended March 31, 2001

The total amount of outstanding stock warrants and options at March 31, 2001 is summarized as follows:

      Shares         Price     Expiration
    -----------   -----------  -----------
        675,000   $      0.25  December 29, 2001
        120,000   $      0.50  December 29, 2001
         50,000   $      0.61  June 3, 2002
        545,000   $      0.47  June 30, 2002
        360,000   $      0.28           -
        825,000   $      0.44  January 27, 2002
        100,000   $      0.20  January 3, 2004
      4,599,680   $      0.20  September 1, 2004
      6,684,987   $      0.06  December 1, 2005
        416,667   $      0.06  December 4, 2005
      1,231,679   $      0.06  January 6, 2006
      5,000,000*  $      0.06  February 1, 2006
    -----------
     20,608,013   *Options issued pursuant to the Company's stock option plan
    ===========

FASB Statement 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), requires the Company to provide proforma information regarding net income and net stock awards had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock award at the grant date by using the Black-Scholes option pricing model with the following weighted average assumptions used for grants, respectively; dividend yield of zero percent for all years; expected volatility of 1.50 percent for all years; risk-free interest rates of 5.75 percent and expected lives of 3 - 5 years. No additional expense was recorded during the period ended March 31, 2001 pursuant to the Black-Scholes calculation pertaining to the fair value of the warrants granted during the period.

In February 2001, the Company increased the number of shares authorized in its employee stock option plan from 3,000,000 to 13,500,000. Additionally, the Company granted 5,000,000 options to officers and directors at an exercise price of $0.06 per share. The options vest at the rate of 25% per year with the first 25% vesting immediately. The options expire 5 years from the date of the grant. 8,500,000 options are reserved for future grants. Because the Company applies the provisions of APB No. 25, no additional compensation expense will be recorded. Under the provisions of SFAS No.123, additional proforma expense of $26,236 would be recognized using the following assumptions:


               Risk free interest rate               5.75%
               Expected life                         5 years
               Expected volatility                   161.24%
               Expected dividends                    $0

Minority interests hold 10,000,000 options to acquire 10,000,000 Common shares of Gamecasters for a nominal exercise price. As at March 31, 2001, none of these options had been exercised.

VentureQuest Group, Inc.  (formerly VentureTech, Inc.)
(A Development Stage Company)

Notes to the Consolidated Financial Statements (Unaudited)
Three months ended March 31, 2001

As part of the reverse merger transaction, the Company issued 20,000,000 Preferred share purchase warrants to the former shareholders of Gamecasters. Each warrant is exercisable at $0.50 per warrant. Each converted Preferred share warrant is exercisable into 10 Common shares of the Company. The result of the exercise of all of the Preferred share purchase warrants would result in an additional $10,000,000 in cash for 200,000,000 Common shares. As at March 31, 2001, none of the Preferred share purchase warrants had been exercised.

11. NOTE RECEIVABLE

On March 8, 2001, the Company irrevocably sold its wholly-owned subsidiary EuroAsian E-Casinos International, Ltd. ("EuroAsian") to Nexus Marketing, Inc. for $190,000. Under the terms of the Agreement, the Company has agreed to receive the $190,000 balance bearing interest at 10 percent per year compounded semi-annually plus a percentage of the gross revenues generated by EuroAsian for the next 5 years. All operations of EuroAsian were reclassified as discontinued and the assets and liabilities deconsolidated from the accounts of the Company.


A summary of the discontinued operations is presented as follows:

                                                     February 17, 2001 to
                                                       March 8, 2001

     Revenue                                            $     2,983
     Discounts and gaming chargebacks                        (6,621)
     Interest                                                  (500)
     Depreciation                                            (2,083)
                                                        ------------
                                                        $    (6,221)

VentureQuest Group, Inc.  (formerly VentureTech, Inc.)
(A Development Stage Company)

Notes to the Consolidated Financial Statements (Unaudited)
Three months ended March 31, 2001

12. SUBSEQUENT EVENTS

On May 9, 2001, VentureTech, Inc., incorporated under the laws of the State of Idaho, completed its merger with VentureQuest Group, Inc. solely to effect a change in the jurisdiction of the Company from Idaho to Nevada.

Subsequent to the period, the Company entered into an agreement whereby the lease between Cyberdome Entertainment, Inc. and 713949 Ontario Limited (St. Laurent Shopping Centre) was assigned to the Company. The lease term commenced on June 1, 1997 and is for a period of 10 years, with three subsequent 5-year renewal terms. Minimum monthly lease obligations are $18,750 in the first 5 years and $20,833 in the subsequent 5 years. The lease also requires that the lease payment be the greater of the minimum lease or 6% of the gross revenues between $1.5 and $2.5 million and 10% in excess of $2.5 million.

13. RESTATED FINANCIAL STATEMENTS

The following is the reconciliation of the March 31, 2001 consolidated financial statements as originally reported to the restated March 31, 2001 consolidated financial statements:


                                                         B - A =C
                                       As Reported    As Adjusted     Difference       See Notes
                                            A               B             C              Below
                                     --------------  --------------  --------------  --------------
                                                        Balance Sheet
Other receivables                    $        9,231  $       12,418  $        3,187               7
Property and equipment                    1,022,645         961,686         (60,959)              1
Accounts payable                             98,944         107,652           8,708               7
Reserve for legal fees                       75,000                         (75,000)              2
Deferred gain on sale of subsidiary                         190,000         190,000               3
Retained earnings                           221,440          43,291        (178,149)              4
Minority interest                            58,734          55,403          (3,331)              5

                                                   Statement of Operations

Salaries and consulting fees                 45,789          55,747           9,958               7
General and administrative                   17,310          12,874          (4,436)              7
Depreciation and amortization                 4,675          54,675          50,000               1
Realized gain on sale of subsidiary         337,245         147,245        (190,000)              3

VentureQuest Group, Inc.  (formerly VentureTech, Inc.)
(A Development Stage Company)

Notes to the Consolidated Financial Statements (Unaudited)
Three months ended March 31, 2001


                                                   Statement of Cash Flow

Recovery of reserve for legal fees                         (100,000)        100,000               6
Increase in accounts receivable             (28,130)         (3,542)        (24,588)              6
Increase in accounts payable and            257,802          53,589        (204,213)              6
accrued liabilities
Marketable securities acquired in           315,687                        (315,687)              6
reverse takeover
Equipment and intangible assets             (27,318)                        (27,318)              6
acquired in reverse takeover
Cash acquired on reverse merger                              52,700          52,700               6

Notes To Restated Financial Statements:

1. Difference represents the recognition of depreciation on equipment owned by Gamecasters, Inc. from the date the equipment was acquired as opposed to the date revenue was recognized from its use.

2. The difference represents a recapture of the reserve for legal fees which was originally set up in December 31, 1998 and which is no longer required.

3. The difference occurs due to a decision to defer the unpaid portion of the gain on sale of subsidiary and to recognize this unpaid portion when it is actually received.

4. The difference is represented by the increased depreciation and the reduction of the gain on sale of subsidiary.

5. The difference occurs due to the reduction of the net income resulting from the increased depreciation and the reduction of the gain on sale of subsidiary.

6. The differences represent a revised presentation of the items effected by the reverse merger in order to conform to SFAS 95.

7. The difference represents amounts not previously recorded, and reallocations made between salaries and consulting fees and general and administrative expenses

                                GAMECASTERS, INC.
                          (A Development Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS

                       June 30, 2001 and December 31, 2000

      McGLADREY NETWORK                              American Institute of
     -----------------
An Independently Owned Member                           Certified Public
         Worldwide Services                               Accountants
  Through RSM International
                                                       Utah Association of
                                                       Certified Public
                                                           Accountants

                                                       SEC Practice Section
                                                       Private Companies
                                                         Practice Section


                            H J & ASSOCIATES, L.L.C.

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Gamecasters, Inc.
(A Development Stage Company)
West Vancouver, British Columbia, Canada

We have audited the accompanying balance sheet of Gamecasters,Inc. (a development stage company) as of December 31, 2000 and the related statements of operations, stockholders' equity, and cash flows from inception on December 12, 2000 through December 31, 2000. These financial statements are the responsibility fo the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gamecasters, Inc. (a development stage company) as of December 31, 2000 and the results of its operations and its cash flows from inception on December 12, 2000 through December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company is a development stage company with no significant operating results to date which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



HJ & Associates, LLC
Salt Lake City, Utah
June 27, 2001



         50 South Main Street, Suite 1450 * Salt Lake City, Utah 84144 *
              Telephone (801) 328-4408 * Facsimile (801) 328-4461

                                                 GAMECASTERS, INC.
                                           (A Development Stage Company)
                                                  Balance Sheets


                                                                                 June 30,           December 31,
                                                                                   2001                2000
                                                                            ------------------  ------------------
                                                                                 (Unaudited)
CURRENT ASSETS
   Cash                                                                     $            4,032  $           -
                                                                            ------------------  ------------------

     Total Current Assets                                                               -                   -
                                                                            ------------------  ------------------

PROPERTY AND EQUIPMENT (Note 2)                                                      1,003,240             989,041
                                                                            ------------------  ------------------

     TOTAL ASSETS                                                           $        1,007,272  $          989,041
                                                                            ==================  ==================


                                       LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

   Accounts payable                                                         $           13,474  $           -
   Accrued Expenses                                                                     65,637              -
   Due to Related Parties                                                               52,974              -
                                                                            ------------------  ------------------

     Total Liabilities                                                                 132,085              -
                                                                            ------------------  ------------------

COMMITMENTS AND CONTINGENCIES (Note 6)

STOCKHOLDERS' EQUITY

   Preferred stock: 10,000,000 shares authorized of
    $0.001 par value, 10,000,000 issued and outstanding                                 10,000              10,000
   Common stock: 100,000,000 shares authorized of
    $0.001 par value, 90,000,000 shares issued and10,000
    outstanding                                                                         90,000              90,000
   Additional paid-in capital                                                          900,000             900,000
   Deficit accumulated during the development stage                                   (124,813)            (10,959)
                                                                            ------------------  ------------------

     Total Stockholders' Equity                                                        875,187             989,041
                                                                            ------------------  ------------------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                             $        1,007,272  $          989,041
                                                                            ==================  ==================

              The accompanying notes are an integral part of these
                             financial statements.

                                                 GAMECASTERS, INC.
                                           (A Development Stage Company)
                                             Statements of Operations


                                                                                           From
                                                              For the                   Inception on
                                                             Six Months                 December 12,
                                                               Ended                    2000 Through
                                                              June 30,          December 31,         June 30,
                                                               2001                2000                2001
                                                        ------------------  ------------------  ------------------
                                                             (Unaudited)                             (Unaudited)
REVENUE                                                 $           96,150  $           -       $           96,150
                                                        ------------------  ------------------  ------------------

EXPENSES

   General and Administrative                                      110,004              -                  110,004
   Depreciation and amortization                                   100,000              10,959             110,959
                                                        ------------------  ------------------  ------------------

     Total Expenses                                                210,004              10,959             220,963
                                                        ------------------  ------------------  ------------------

LOSS FROM OPERATIONS                                              (113,854)            (10,959)           (124,813)

PROVISION FOR INCOME TAX                                            -                   -                   -
                                                        ------------------  ------------------  ------------------

NET LOSS                                                $         (113,854) $          (10,959) $         (124,813)
                                                        ==================  ==================  ==================

BASIC LOSS PER SHARE                                    $            (0.00) $            (0.00)
                                                        ==================  ==================

WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                                             90,000,000          90,000,000
                                                        ==================  ==================


NOTE: Comparative information for the six months ended June 30, 2000 is not presented because the inception date of the Company was December 12, 2000.


              The accompanying notes are an integral part of these
                             financial statements.

                                                              GAMECASTERS, INC.
                                                        (A Development Stage Company)
                                                     Statements of Stockholders' Equity


                                                                                                       Deficit
                                                                                                       Accumulated
                                                                                       Additional      During the
                                        Preferred Stock           Common Stock           Paid-in       Development
                                     Shares       Amount       Shares       Amount       Capital       Stage
                                   ----------   ----------   ----------   ----------   ----------    ----------
Balance at inception on
 December 12, 2000                       --     $     --           --     $     --     $     --      $     --

December 12, 2000, common
 stock issued to founders of the
 Company, valued at $0.00
 per share                               --           --     80,095,500       80,095      (80,095)         --

December 12, 2000, preferred
 stock issued to founders of the
 Company, valued at $0.00 per
 share                              4,000,000        4,000         --           --         (4,000)         --

December 12, 2000,  common
 stock,  preferred  stock and
 common  stock  warrants
 issued to a related company
 for assuming debt of the
 Company at approximately
 $0.06 per share                    6,000,000        6,000    9,904,500        9,905      984,095          --

Net loss from inception on
 December 12, 2000 through
 December 31, 2000                       --           --           --           --           --         (10,959)
                                   ----------   ----------   ----------   ----------   ----------    ----------

Balance, December 31, 2000         10,000,000       10,000   90,000,000       90,000      900,000       (10,959)

Net loss for the six months
 ended June 30, 2001
 (unaudited)                             --           --           --           --           --        (113,854)
                                   ----------   ----------   ----------   ----------   ----------    ----------

Balance, June 30, 2001
 (unaudited)                       10,000,000   $   10,000   90,000,000   $   90,000   $  900,000    $ (124,813)
                                   ==========   ==========   ==========   ==========   ==========    ==========


              The accompanying notes are an integral part of these
                             financial statements.


                                                 GAMECASTERS, INC.
                                           (A Development Stage Company)
                                             Statements of Cash Flows

                                                                                               From
                                                                   For the                  Inception on
                                                                  Six Months                December 12,
                                                                    Ended                   2000 Through
                                                                   June 30,         December 31,       June 30,
                                                                    2001              2000              2001
                                                               ---------------   ---------------  ----------------
                                                                 (Unaudited)                         (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                    $      (113,854)  $       (10,959) $       (124,813)
   Adjustments to reconcile net loss to net cash
    used by operating activities:
     Depreciation and amortization                                     100,000            10,959           110,959
     Increase in accounts payable and  accrued expenses                  5,853            -                  5,853
                                                               ---------------   ---------------  ----------------

       Net Cash Used by Operating Activities                            (8,001)           -                 (8,001)
                                                               ---------------   ---------------  ----------------

CASH FLOWS FROM INVESTING ACTIVITIES

   Capitalized costs of lease assigned                                 (40,941)           -                (40,941)
                                                               ---------------   ---------------  ----------------

       Net Cash Used by Investing Activities                           (40,941)           -                (40,941)
                                                               ---------------   ---------------  ----------------

CASH FLOWS FROM FINANCING ACTIVITIES                                    -                 -                 -

   Proceeds from related parties                                        52,974            -                 52,974
                                                               ---------------   ---------------  ----------------

     Net cash provided by financing activities                          52,974            -                 52,974
                                                               ---------------   ---------------  ----------------

NET INCREASE IN CASH                                                     4,032            -                  4,032

CASH AT BEGINNING OF PERIOD                                             -                 -                 -
                                                               ---------------   ---------------  ----------------

CASH AT END OF PERIOD                                          $         4,032   $        -       $          4,032
                                                               ===============   ===============  ================

CASH PAID FOR:

   Interest                                                    $        -        $        -       $         -
   Income taxes                                                $        -        $        -       $         -

NON-CASH TRANSACTIONS:

   Property and equipment acquired by
    issuing a note payable                                     $        -        $     1,000,000  $      1,000,000
   Common and preferred stock issued
    for assumption of note payable                             $        -        $     1,000,000  $      1,000,000
   Liabilities assumed under Lease Acquisition
    Agreement                                                  $        75,000   $        -       $         75,000

NOTE: Comparative information for the six months ended June 30, 2000 is not presented because the inception date of the Company was December 12, 2000.

              The accompanying notes are an integral part of these
                             financial statements.

                                GAMECASTERS, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                       June 30, 2001 and December 31, 2000


NOTE 1 -      ORGANIZATION AND DESCRIPTION OF BUSINESS

              Gamecasters, Inc. (the "Company") was incorporated on December 12, 2000 under the laws of the State of Nevada. The Company was organized primarily to engage in the business of entering into leases, contracts and agreements related to the entertainment industry.

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES

              a.  Accounting Method

              The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a calendar year end.

              b.  Basic Loss Per Share

              Basic loss per share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

                                                                                                       From
                                                                                   For the            Inception on
                                                                                   Six Months         December 12,
                                                                                   Ended              2000 Through
                                                                                   June 30,           December 31,
                                                                                   2001                2000
                                                                            ------------------  ------------------
                                                                                 (Unaudited)
                    Basic loss per share:

                    Numerator - net loss                                    $         (113,854) $          (10,959)
                    Denominator - weighted average number of
                      shares outstanding                                            90,000,000          90,000,000
                                                                            ------------------  ------------------

                    Loss per share                                          $            (0.00) $            (0.00)
                                                                            ==================  ==================

              c.  Provision for Taxes

              At December 31, 2000, the Company has net operating loss carryforwards of approximately $10,000 that may be offset against future taxable income. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

              d.  Cash and Cash Equivalents

              The Company considers all highly liquid investment with a maturity of three months or less when purchased to be cash equivalent.

                                GAMECASTERS, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                       June 30, 2001 and December 31, 2000

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (Continued)

              e.  Property and Equipment

              Property and equipment are recorded at cost less accumulated depreciation. Minor additions, ordinary maintenance and repairs are expensed in the year incurred. Major additions and improvements are capitalized and depreciated over their estimated useful lives. Depreciation is computed using the straight-line method over estimated useful lives of 5 years. Depreciation expense for the six months ended June 30, 2001 and from inception on December 12, 2000 through December 31, 2000 was $100,000 and $10,959, respectively.

              Property and equipment consists of the following:
                                                                                   June 30,           December 31,
                                                                                     2001                2000
                                                                            ------------------  ------------------
                                                                                 (Unaudited)
              Leasehold improvements, and assignment                        $          114,199  $           -
              Gaming machines                                                          640,254             640,254
              Theming and props                                                        244,300             244,300
              Laser tag arena                                                           79,200              79,200
              Office and other equipment                                                36,246              36,246
              Accumulated depreciation                                                (110,959)            (10,959)
                                                                            ------------------  ------------------

              Net Property and Equipment                                    $        1,003,240  $          989,041
                                                                            ==================  ==================

              f.  Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              g.  Revenue Recognition

              The Company recognizes revenues based on signed revenue sharing contracts wherein the amount due to the Company is calculated at the end of each month as a percentage of revenue received (or receivable) by the other party. It also recognizes revenue earned from gaming machines or restaurant operations when the services have been provided. The services are typically provided on a cash for services basis.

              h.  Advertising

              The  Company   follows  the  policy  of  charging   the  costs  of
              advertising to expense as incurred.

              i.  Long-Lived Assets

              All long-lived assets are evaluated yearly for impairment per SFAS
              121. Any impairment in value is recognized as an expense in the period when the impairment

                                GAMECASTERS, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                       June 30, 2001 and December 31, 2000

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (Continued)

              i.  Long-Lived Assets

              All long-lived assets are evaluated yearly for impairment per SFAS
              121. Any impairment in value is recognized as an expense in the period when the impairment occurs.

              j.  Foreign Currency Translation

              Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the period and exchange rate. Non-monetary assets are translated at the historical exchange rate and all income and expenses are translated at the exchange rates prevailing during the period. Foreign exchange currency translation adjustments are included in the stockholders' equity section as other comprehensive income.

              k.  Unaudited Financial Statements

              The accompanying unaudited financial statements include all of the adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal recurring nature.

              l.  Website Development Costs

              As allowed by emerging issues task force 00-2, "accounting for website development costs", the Company is expensing its website development costs as incurred because of the short term nature of the asset and the uncertainty of the future product.

              m.  Software Development

              The costs associated with developing software for the Company are expensed as incurred.

NOTE 3 -      RELATED PARTY TRANSACTIONS

              On December 27, 2000, a related company assumed a $1,000,000 note payable of the Company is exchange for 9,904,500 shares of the Company's common stock, 6,000,000 shares of preferred stock of the Company, and 10,000,000 common stock warrants. Each warrant is exercisable into one share of common stock, expires in five years and is exercisable at $0.01 per share.

NOTE 4 -      GOING CONCERN

              The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred losses from its inception through December 31, 2000. At December 31, 2000, the Company did not have an established source of revenues which raises substantial doubt about its ability to continue as a going concern. It is the intent of the Company to merge with an operating company (see Note 7) and has entered into an agreement to lease its equipment to an entertainment facility (see Note 6).

                                GAMECASTERS, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                       June 30, 2001 and December 31, 2000

NOTE 5 -      STOCK TRANSACTIONS

              On December 12, 2000, the Company issued 80,095,500 shares of common stock and 4,000,000 shares of preferred stock to founders of the Company. The shares were valued at $0.00 per share.

              On December 12, 2000, the Company issued 9,904,500 shares of common stock and 6,000,000 shares of preferred stock to a related company in exchange for assuming a $1,000,000 note payable.

NOTE 6 -      COMMITMENTS AND CONTINGENCIES

              On December 15, 2000, the Company entered into an Asset Usage and Revenue Share Agreement (Agreement) with Cyberdome Entertainment, Inc. (Cyberdome). The Agreement calls for the Company to locate all of its gaming machines and equipment on the premises of Cyberdome in Ottawa, Ontario. Cyberdome will operate the entertainment facility and agrees to pay the Company 70% of gross revenues generated at the entertainment facility. In turn, the Company agrees to remit up to 10% of gross revenues to Cyberdome for a maintenance budget and 10% of gross revenues to fund a marketing budget. Further, Cyberdome guarantees that commencing on December 31, 2002 and annually thereafter, should the total net revenues received by the Company, in the preceding one year period, net of amounts paid to Cyberdome for revenue share, the maintenance budget and the marketing budget, not total a minimum of $1,200,000, then Cyberdome will pay the Company the difference between $1,200,000 and the amount actually received. The term of this Agreement is to commence on April 1, 2001 and expires on May 31, 2007, with two five (5) year renewal options. The revenue sharing arrangement was canceled by the parties due to a lack of expected performances by Cyberdome and the fact that Cyberdome was unable to meet its own financial obligations resulting in Cyberdome placing itself under the protection of the Bankruptcy and Insolvency Act. The landlord for Cyberdome 713949 Ontario Limited (The "landlord") consented to the assignment of the lease for the premises in which Cyberdome operated, to Gamecasters Interactive, Inc. The formal written consent was received in late April, 2001. On April 30, 2001, Cyberdome formally consented to the assignment to Gamecasters Interactive, Inc. (a subsidiary of Gamecasters, Inc.), of their lease for the premises in which they operated a Family Entertainment Center ("FEC"). In exchange, Gamecasters Interactive agreed to pay up to US$75,000 to fund certain liabilities of Cyberdome and assigned any amounts due from Cyberdome for the month of April under the Asset Usage and Revenue Share Agreement dated December 15, 2000. The FEC operated using the equipment owned by Gamecasters, Inc. for which Gamecasters had a revenue sharing agreement. On April 30th, Gamecasters, Inc. and Cyberdome terminated the revenue sharing agreement and by virtue of the fact that Gamecasters was now the lessee and owned all the equipment, it became the operator of the FEC. As operator, it now receives and retains 100% of the revenue. Cyberdome is no longer involved in the facility and has ceased operations.

NOTE 7 -      SUBSEQUENT EVENTS

              On January 3, 2001, the Company entered into an agreement with VentureTech, Inc. (Venture) (a U.S. public corporation) whereby Venture acquired all of the issued and outstanding shares of the Company. Venture issued 20,000,000 restricted shares of its common stock, 10,000,000 restricted shares of its preferred stock (convertible into 10 common shares) and 20,000,000 preferred share warrants for all of the issued and outstanding common stock of the Company. Preferred share warrants have a 5-year term with an exercise price of $0.50 and are convertible into 10 common shares.

                                    PART III


Item 1.       Index to Exhibits

The following exhibits are filed with this Registration Statement:

Exhibit No.                     Exhibit Name
-----------                     ------------
      2.1*            Agreement and Plan of Merger (Change of Domicile)
      3.1*            Articles of Incorporation and Amendments of Registrant
      3.2*            By-Laws of Registrant (Idaho)
      3.3*            Articles of  Incorporation  of  VentureQuest  Group,  Inc.
                      (Nevada)
      3.4*            Amendment  to Articles of  Incorporation  of  VentureQuest
                      Group, Inc.
      3.5*            By-Laws of VentureQuest Group, Inc. (Nevada)
      4.*             See Exhibit No. 3.3, Articles of Incorporation  Article IV
                      and amendments thereto
     10.1*            Software License Agreement with Softec Systems
     10.2*            Art Rosenberg Consulting Agreement
     10.3*            Silk Road Consulting Agreement (Victor Yung)
     10.4*            Consulting Agreement with Eric Hutchingame
     21.1*            Subsidiaries of Venture Quest Group, Inc.
     27.*             Financial Data Schedule
----------------
     *   Previously filed

 2.  Description of Exhibits

         See Item I above.

                                   SIGNATURES

         In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.


                                          VentureQuest Group, Inc.
                                         (Formerly Venture Tech, Inc.)
                                                (Registrant)



Date: October 10, 2001
                                          By: /s/ William D. Baker
                                          ------------------------
                                                  William D. Baker,
                                                  President and C.F.O.



                                      S - 2